

The Goldman Sachs Group, Inc.

ANNUAL MEETING OF SHAREHOLDERS PROXY STATEMENT

2017

The Goldman Sachs Group, Inc.

Notice of 2017 Annual Meeting of Shareholders

TIME AND DATE	8:30 a.m., local time, on Friday, April 28, 2017
PLACE	Goldman Sachs offices located at: 30 Hudson Street, Jersey City, New Jersey 07302
ITEMS OF BUSINESS	■ Election to our Board of Directors of the 11 director nominees named in the attached Proxy Statement for a one-year term
	■ An advisory vote to approve executive compensation (Say on Pay)
	■ An advisory vote on the frequency of Say on Pay votes
	■ Ratification of the appointment of PwC as our independent registered public accounting firm for 2017
	■ Transaction of such other business as may properly come before our 2017 Annual Meeting of Shareholders
RECORD DATE	The record date for the determination of the shareholders entitled to vote at our 2017 Annual Meeting of Shareholders, or any adjournments or postponements thereof, was the close of business on February 27, 2017.

Important Notice Regarding the Availability of Proxy Materials for our Annual Meeting to be held on April 28, 2017. Our Proxy Statement, 2016 Annual Report to Shareholders and other materials are available on our website at www.gs.com/proxymaterials.

By Order of the Board of Directors,

Beverly L. O'Toole

Beverly L. O'Toole
Assistant Secretary
March 17, 2017

Your vote is important to us. Please exercise your shareholder right to vote. By March 17, 2017, we will have sent to certain of our shareholders a Notice of Internet Availability of Proxy Materials (Notice). The Notice includes instructions on how to access our Proxy Statement and 2016 Annual Report to Shareholders and vote online. Shareholders who do not receive the Notice will continue to receive either a paper or an electronic copy of our proxy materials, which will be sent on or about March 21, 2017. For more information, see *Frequently Asked Questions*.

Table of Contents

Letter from our Chairman and CEO



March 17, 2017

Fellow Shareholders:

You are cordially invited to attend the 2017 Annual Meeting of Shareholders of The Goldman Sachs Group, Inc. We will hold the meeting on Friday, April 28, 2017 at 8:30 a.m., local time, at our offices in Jersey City, New Jersey. Enclosed you will find a notice setting forth the items we expect to address during the meeting, a letter from our Lead Director, our proxy statement, a form of proxy and a copy of our 2016 annual report to our shareholders.

In our 2016 letter to our shareholders, which is included in the annual report, we discuss the firm's performance, strategy and outlook for the future. We hope that you will find the letter informative and the themes emblematic of our commitment to providing our shareholders with long-term value.

I would like to personally thank you for your continued investment in Goldman Sachs. We look forward to welcoming many of you to our annual meeting. Your vote is important to us – even if you do not plan to attend the meeting in person, we hope your votes will be represented.

Lloyd C. Blankfein
Chairman and Chief Executive Officer

Letter from our Lead Director

March 17, 2017

To my fellow shareholders,

In numerous ways, 2016 was an eventful year both for Goldman Sachs and for the broader operating environment. It included a challenging first half of the year for the financial services industry and the capital markets, the "Brexit" vote and the U.S. presidential election. Within the firm, 2016 included the launch of a new consumer lending business, Marcus by Goldman Sachs, as well as several senior executive changes. In times of challenge and change, a board's role in setting the "tone at the top" – providing oversight and advising on management's strategic plans – becomes even more critical, and I am pleased to report that our Board responded in kind.

In addition to undertaking the actions I describe below, throughout the year we remained focused on our oversight of the firm's risk management and engaged with management on its firmwide, regional and divisional strategies for growth across our businesses. Despite a challenging start to 2016, we believe that the firm's senior management responded effectively and swiftly. As a result of their focus on operating expense discipline, the firm remains well-positioned to capitalize on opportunities as they unfold and to continue to drive long-term shareholder value.

Last year there were a number of executive succession events, which is a topic I know from my own direct engagement is of critical importance to our shareholders. At the end of 2016, we bid farewell to three distinguished executives from around the globe – Gary Cohn, Michael Sherwood and Mark Schwartz – each of whom added significant value to the firm over the course of their long-tenured careers. In addition to his many other contributions to the firm over the course of his over 25-year career, Gary's perspective was greatly valued by the Board during his tenure as a fellow director. In light of Gary's commencement as Director of the National Economic Council, as a Board we needed to determine how to appropriately address Gary's historical, vested compensation arrangements in order to avoid any actual or perceived conflicts of interest given his new responsibilities in the public sector. Details regarding these determinations are summarized in the enclosed proxy statement.

These departures resulted in the elevation of several of our senior leaders to executive positions, consistent with our executive succession plan. Each year and throughout 2016, our Governance Committee met with our CEO, Lloyd Blankfein, and met separately in closed and executive sessions to review, provide input on and refine the firm's long-term and emergency executive succession plans. Our thorough consideration of and deliberations on executive succession, coupled with the firm's commitment to developing leaders in every area of its businesses, enabled us to act quickly and efficiently in promoting David Solomon and Harvey Schwartz to the roles of President and Co-Chief Operating Officers of the firm, as well as Richard Gnodde and Pablo Salame to the role of Vice Chairman. Further, Marty Chavez was appointed to the position of Chief Financial Officer, which he will assume in May. We look forward to working with all of these talented individuals in their new roles. These leaders have distinguished themselves throughout their careers at the firm and are representative of the firm's deep bench of talent. We are confident in their continued success in these new positions.

In addition to executive succession planning, ensuring that the firm has an executive compensation program that appropriately incentivizes our management is one of the most important responsibilities we have as directors. To this end, during 2016 our Compensation Committee undertook a robust process to review the firm's executive compensation structure, taking into account input from key stakeholders, including specific feedback that I received during my own engagement. As a result, our Board adopted several changes to the structure of our compensation program that are described in the proxy statement, among them, streamlining the structure and discontinuing future Long-Term Performance Incentive Plan awards.

With respect to our Board, as I have communicated to you in the past, we remain focused on ensuring that we have the right mix of skills and experiences and the appropriate balance of institutional knowledge as well as fresh perspectives to carry out our duties on behalf of shareholders. We accomplish this through a variety of means, including our annual board and director evaluation process, comprehensive re-nomination process and ongoing review of the Board's composition and potential candidates.

As a result of these processes, we identified Ellen Kullman, who we believe brings strategic and risk-focused expertise among other attributes, which is important for our Board. Ellen is a talented business leader, having held a variety of senior roles at E.I. du Pont de Nemours and Company, including as chair and chief executive officer. She is also an experienced board member in both the public and not-for-profit sectors. Ellen joined our Board on December 21, 2016, and we are confident that the Board and firm will continue to benefit from her insight and counsel.

I would also like to take this opportunity to thank our colleagues, Debora Spar and Mark Tucker, who will each be retiring from our Board at our Annual Meeting and embarking on new professional endeavors. Debora, previously the president of Barnard College, has become the president and chief executive officer of the Lincoln Center for the Performing Arts, and Mark, who will be retiring from his role leading AIA Group Limited will become non-executive chair of HSBC in the fall.

During her nearly six years of service on our Board, we have benefited in particular from Debora's insights relating to the firm's people, including through her commitment to diversity and her informed advice on recruiting and retention efforts. Mark drew upon his global financial industry expertise to provide us over the course of his nearly five-year tenure on our Board with sound advice on, among other things, the firm's strategy and risk management.

I join my fellow directors in thanking each of them for their commitment to our Board and wishing them success in their new roles.

Finally, as your Lead Director, I had an active year of engagement: in addition to the 58 Board and standing committee meetings and 21 sessions our directors held without management present as described herein, I had over 90 additional meetings, calls and engagements with the firm and its people, our shareholders, regulators and other constituents.

With that, let me conclude by reiterating that I am grateful for your support of our Board and the firm. We hope that you find this Proxy Statement informative and look forward to continuing our dialogue with you in the year to come.

Adebayo O. Ogunlesi
Lead Director

Executive Summary

This summary highlights certain information from our Proxy Statement for the 2017 Annual Meeting. You should read the entire Proxy Statement carefully before voting. Please refer to our glossary in *Frequently Asked Questions* on page 82 for definitions of certain capitalized terms.

2017 Annual Meeting Information

DATE AND TIME	PLACE	RECORD DATE	ADMISSION
8:30 a.m., local time Friday, April 28, 2017	Goldman Sachs offices located at: 30 Hudson Street, Jersey City, New Jersey	February 27, 2017	Photo identification and proof of ownership as of the record date are required to attend the Annual Meeting

For additional information about our Annual Meeting, including how to access the audio webcast, see *Frequently Asked Questions*.

Matters to be Voted on at our 2017 Annual Meeting

	BOARD RECOMMENDATION	PAGE
Item 1. Election of Directors	FOR each director	13
Other Management Proposals		
Item 2. Advisory Vote to Approve Executive Compensation (Say on Pay)	FOR	67
Item 3. Advisory Vote on the Frequency of Say on Pay	EVERY YEAR	68
Item 4. Ratification of PwC as our Independent Registered Public Accounting Firm for 2017	FOR	72

Performance Highlights

We encourage you to read the following Performance Highlights as background to this Proxy Statement.

After a challenging first half of 2016, the firm performed well for the remainder of the year as the operating environment improved. We continued to manage our expenses carefully and ended the year with industry leading positions across our businesses, as well as strong capital and liquidity.

RETURN OUTPERFORMANCE VS. PEERS

While net revenues were down in 2016 due to the challenging operating environment early in the year, the firm continued to post strong relative performance against its global peer group (i.e., its U.S. Peers and European Peers).

- In fact, our full year ROE of 9.4% was approximately 150 basis points higher than the U.S. Peer average and approximately 900 basis points higher than the European Peer average.



2016 ROE

9.4%
7.9%
0.4%
GS
U.S. Peer Average
European Peer Average

Average Annual ROE over Past 5 Years

9.9%
6.3%
1.1%
GS
U.S. Peer Average
European Peer Average

CONTINUED EXPENSE DISCIPLINE

We maintained a disciplined approach to expense management throughout 2016. For example:

- We recorded our **lowest non-compensation expense since 2007**

- **Compensation and benefits expense declined 8% year-over-year** reflecting expense discipline and tracking the decline in our net revenues (down 9% year-over-year)

- We have demonstrated a continuous commitment over time to prudently managing our expense base

  » In 2011-2012, we undertook an expense savings initiative that **reduced our run-rate by approximately $1.9 billion**

  » In 2016, we undertook a new savings initiative resulting in a reduction of approximately **$900 million in run-rate compensation**



Average Compensation Ratio

47.3%

-920bps

38.1%

2000–2007   2009–2016

TRACK RECORD OF CAPITAL RETURN

Through our continued focus on improving the firm's financial positioning, we have been able to maintain a leading track record of returning capital to our shareholders.

- We finished 2016 with **record low basic shares**[1] of 414.8 million

- We also closed the year with **strong capital ratios and liquidity levels**

- We have **reduced gross leverage** by 24% from 2011YE and by 62% from 2007YE

- We **returned $7.2 billion of capital** in 2016 through repurchases and dividends



Capital Ratios[2]

12.7%

+290bps

9.8%

2013   2016



Global Core Liquid Assets[3]

$226b

+23%

$184b

2013   2016

Significant Capital Return

$32b
Total capital return over past 5 years (buybacks + dividends)

414.8m
Basic shares[1]
2016YE record low

[1] Includes Common Stock outstanding and RSUs granted to employees with no future service requirements

[2] Basel III Common Equity Tier 1 ratio computed on a fully phased-in basis under the advanced approach

[3] As of period end. Comprised of cash, high quality and narrowly defined unencumbered assets, including U.S. Treasuries and German, French, Japanese and United Kingdom government obligations

SHAREHOLDER VALUE CREATION

We have **consistently grown book value per share** since becoming a public company.



GS BVPS Growth Since IPO

$182.47

CAGR*: 15%

$16.55

* Compound Annual Growth Rate

STRONG FRANCHISE POSITION – OPPORTUNITIES FOR GROWTH

During 2016, we maintained strong franchise positions across our businesses and explored opportunities for growth.

INVESTMENT BANKING	INVESTMENT MANAGEMENT
■ #1 in announced and completed M&A ■ Record annual debt underwriting revenues and improved league table positioning	■ Assets under supervision up 10% year-over-year to record $1.38 trillion ■ Positive long-term inflows vs. outflows for most actively-managed competitors
INSTITUTIONAL CLIENT SERVICES	**INVESTING & LENDING**
■ Leading FICC and Equities franchises with comprehensive suite of capabilities ■ Significant investment in technology to strengthen our product offering, manage risk and allocate capital	■ Contributor to book value growth ■ Continued support for our clients through loan growth and capital commitment ■ Development and launch of a new consumer lending platform (Marcus by Goldman Sachs)

Compensation Highlights

(see Compensation Matters beginning on page 33)

We provide highlights of our compensation program below. It is important that you review our CD&A and compensation-related tables in this Proxy Statement for a complete understanding of our compensation program.

2016 NEO COMPENSATION DETERMINATIONS

The following table summarizes our Compensation Committee's 2016 annual compensation decisions for our NEOs (dollar amounts shown in millions).

NAME AND PRINCIPAL POSITION	SALARY/FIXED ALLOWANCE ($)	ANNUAL VARIABLE COMPENSATION ($)			TOTAL ($)
		CASH	RSUS	PSUS (redesigned for 2016)	
Lloyd C. Blankfein Chairman and CEO	2.0	4.0	—	16.0	22.0
Gary D. Cohn *(retired)* Former President and COO	1.85	5.45	12.71	—	20.0
Harvey M. Schwartz Executive Vice President and CFO	1.85	5.45	—	12.71	20.0
Michael S. Sherwood *(retired)* Former Vice Chairman	1.85/11.15*	—	7.0	—	20.0
Mark Schwartz *(retired)* Former Vice Chairman	1.85	4.55	10.61	—	17.0

Note: Messrs. Cohn, Sherwood and Mark Schwartz retired from the firm as of December 31, 2016. (For more information regarding arrangements in connection with Mr. Cohn's departure, see pages 50-52; for more information regarding arrangements in connection with Messrs. Sherwood's and Mark Schwartz's departures, see page 64.) As of January 1, 2017, Mr. Harvey Schwartz was named the firm's President and Co-COO; he remains our CFO through April 2017, after which time he will assume the full responsibilities of his new role.

* For 2016, Mr. Sherwood, who was based in the U.K., received a cash salary of $1.85 million and a fixed allowance of $11.15 million, payable approximately 51% in equity-based awards, with the remainder in cash. Mr. Sherwood received a higher level of fixed compensation than our U.S.-based NEOs in connection with applicable U.K. regulatory guidance. See page 46 for more details.

Compensation Committee Rationale for 2016 NEO Compensation Amounts

Our Compensation Committee determined that **each NEO's total annual 2016 compensation should be reduced by approximately 4-6%** compared to 2015. The Committee determined a reduction for 2016 was appropriate in light of, among other factors, the firm's decrease in net revenues compared to 2015, primarily due to the challenging operating environment during the first half of 2016, particularly during the first quarter. However, the Committee also took into consideration the following factors in determining the amount of the reduction:

- The firm's financial results, which reflected strong performance in the second half of 2016 and relative to the firm's U.S. Peers and European Peers;
- The firm's disciplined expense management, including the lowest annual non-compensation expenses since 2007 and the completion of a savings initiative resulting in a reduction of approximately $900 million in run-rate compensation;
- Our strong financial position with respect to year-end capital ratios and liquidity levels;
- The firm's strong capital return to shareholders, including the prudent use of share repurchases, which resulted in the firm's lowest ever basic share count;
- Our continued #1 position in announced and completed M&A league tables, our top 3 ranking in equity underwriting and improved positioning in debt underwriting league tables;
- The strength in our Investment Management business, where the firm achieved record assets under supervision;
- Each NEO's individual performance, including continued strength in establishing a "tone at the top" which focused on, among other items, the firm's culture of adaptability, client service, risk management (including reputational risk) and emphasis on the importance and performance of the firm's "control side"; and
- The strategic vision of our senior leadership, including the launch of a new consumer lending platform (Marcus by Goldman Sachs).

SAY ON PAY

Our 2016 advisory vote to approve NEO compensation received the support of approximately 66% of our shareholders, and our Compensation Committee viewed this outcome as an indication that further engagement was needed. At the Committee's request, we engaged in extensive shareholder outreach during the fall of 2016, meeting with shareholders representing approximately 40% of our shares outstanding, as well as other constituents, to discuss feedback on our executive compensation program.

| 2016 ANNUAL MEETING OUTREACH AND SAY ON PAY VOTE | TARGETED SHAREHOLDER OUTREACH | COMPENSATION COMMITTEE ASSESSMENT | COMPENSATION COMMITTEE ACTIONS |

■ **Our Compensation Committee Responded.** Taking into account this feedback, our Compensation Committee reevaluated the firm's senior executive compensation program and made several changes to streamline its structure. For more information, please see page 34.

STAKEHOLDER FEEDBACK	OUR COMPENSATION COMMITTEE'S RESPONSE
■ Overly complex compensation program for senior executives (e.g., grant of LTIP awards in addition to annual compensation program, complexity in LTIP calculation mechanics, overlapping performance thresholds for LTIP and PSU awards) ■ Metrics for performance-based pay measured only on absolute basis; no incentive tied to performance relative to peers ■ Desire for a higher proportion of performance-based compensation	✓ Compensation structure **streamlined**; overlapping performance metrics eliminated ✓ LTIP grants **discontinued** ✓ PSUs **redesigned** to add **relative ROE component** that more closely ties compensation to performance relative to peers over a three-year performance period using **as reported financial results** ✓ For CEO and CFO, equity-based annual compensation paid **entirely in PSUs**, resulting in **significant increase** in percentage of variable compensation tied to ongoing performance metrics ✓ **80%** of CEO's 2016 annual variable compensation tied to ongoing performance metrics (compared to 35% for 2015)

CEO Year-End Compensation Decisions: 2015 vs. 2016

■ Of particular note, our Compensation Committee streamlined our CEO's compensation structure to eliminate overlapping performance metrics, with all long-term performance-based pay now awarded in PSUs:



DETERMINATIONS REGARDING MR. GARY COHN

- Mr. Cohn resigned as our President and COO effective December 31, 2016, and has since become Director of the National Economic Council (NEC).

- In connection with his departure and consistent with applicable U.S. federal ethics laws, our Compensation Committee made a number of determinations regarding Mr. Cohn's compensation arrangements, including settling his then-outstanding RSUs, PSUs and LTIP awards, in order to permit him to sever his financial interests relating to Goldman Sachs.

  » **All of Mr. Cohn's RSUs, PSUs and LTIP awards were already fully vested at the time these determinations were made. In the event that Mr. Cohn had simply retired from the firm, the awards would have remained outstanding and been settled in due course on their existing terms.**

- These determinations were previously described in our Form 8-K filed on January 24, 2017, and are also described on pages 50-52.

Corporate Governance Highlights

(see Corporate Governance beginning on page 13)

KEY FACTS ABOUT OUR BOARD

We strive to maintain a well-rounded and diverse Board that balances financial industry expertise with independence and the institutional knowledge of longer-tenured directors with the fresh perspectives brought by newer directors. As summarized below, our directors bring to our Board a variety of skills and experiences developed across a broad range of industries, both in established and growth markets, and in each of the public, private and not-for-profit sectors.

NOMINEE SKILLS & EXPERIENCES							
6	**5**	**8**	**7**	**4**	**8**	**3**	**9**
FINANCIAL SERVICES INDUSTRY	OTHER COMPLEX / REGULATED INDUSTRIES	RISK MANAGEMENT	TALENT DEVELOPMENT	TECHNOLOGY	PUBLIC COMPANY GOVERNANCE	AUDIT / TAX / ACCOUNTING	GLOBAL

KEY BOARD STATISTICS		
	DIRECTOR NOMINEES	**INDEPENDENCE OF NOMINEES**
Board	11	9 of 11
Audit	3	All
Compensation	5	All
Governance	9	All
Risk	6	5 of 6
Public Responsibilities	3	All

14	**44**	**21**	**~ 200**
BOARD MEETINGS IN 2016	STANDING COMMITTEE MEETINGS IN 2016	DIRECTOR SESSIONS IN 2016 WITHOUT MANAGEMENT PRESENT	MEETINGS OF LEAD DIRECTOR / CHAIRS OUTSIDE OF BOARD MEETINGS

DIVERSITY OF NOMINEES ENHANCES BOARD PERFORMANCE				
54%	**7** YEARS	**64**	**44%**	**33%**
JOINED IN THE LAST 5 YEARS	AVERAGE TENURE	AVERAGE AGE	INDEPENDENT NOMINEES DIVERSE BY RACE, GENDER OR SEXUAL ORIENTATION	INDEPENDENT NOMINEES WHO ARE NON-U.S. OR DUAL CITIZENS

DIRECTOR NOMINEES

	NAME/AGE	INDEPENDENT	DIRECTOR SINCE	OCCUPATION/CAREER HIGHLIGHTS	COMMITTEE MEMBERSHIP	OTHER CURRENT U.S.-LISTED PUBLIC COMPANY BOARDS*
	Lloyd Blankfein, 62 Chairman	No	April 2003	Chairman & CEO, The Goldman Sachs Group, Inc.	None	0
	Adebayo Ogunlesi, 63 Lead Director	Yes	October 2012	Chairman & Managing Partner, Global Infrastructure Partners	Governance (Chair) Ex-Officio Member all other Committees	2
	Michele Burns, 59	Yes	October 2011	Retired, Chairman & CEO, Mercer LLC; Retired, CFO of each of: Marsh & McLennan Companies, Inc., Mirant Corp. and Delta Air Lines, Inc.	Compensation Governance Risk (Chair)	4
	Mark Flaherty, 57	Yes	December 2014	Retired, Vice Chairman, Wellington Management Company	Audit Governance Risk	0
	William George, 74	Yes	December 2002	Senior Fellow, Harvard Business School; Retired, Chairman & CEO, Medtronic, Inc.	Compensation Governance Public Responsibilities (Chair)	0
	James Johnson, 73	Yes	May 1999	Chairman, Johnson Capital Partners	Compensation (Chair) Governance Public Responsibilities	0
	Ellen Kullman, 61 New Director	Yes	December 2016	Retired, Chairman & CEO E.I. du Pont de Nemours and Company	Compensation Governance Risk	3
	Lakshmi Mittal, 66	Yes	June 2008	Chairman & CEO, ArcelorMittal S.A.	Compensation Governance Public Responsibilities	1
	Peter Oppenheimer, 54	Yes	March 2014	Retired, Senior Vice President and CFO, Apple, Inc.	Audit (Chair) Governance Risk	0
	David Viniar, 61	No	January 2013	Retired, CFO, The Goldman Sachs Group, Inc.	Risk	1
	Mark Winkelman, 70	Yes	December 2014	Private investor	Audit Governance Risk	0

* As per SEC rules

FOUNDATION IN SOUND GOVERNANCE PRACTICES AND SHAREHOLDER ENGAGEMENT

- **Independent Lead Director** with expansive duties

- Regular **executive sessions** of independent and non-employee directors

- Focus of our independent directors on **executive succession planning**

- **CEO evaluation process** conducted by our Lead Director with our Governance Committee

- Comprehensive process for **Board refreshment**, including a focus on diversity and on succession for Board leadership positions

- **Annual Board and Committee evaluations**, which incorporate feedback on **individual director performance** (see page 25 for more details)

- Candid, **one-on-one discussions** between the Lead Director and each non-employee director supplementing formal evaluations

- After engagement with shareholders, proactive **adoption of a proxy access right** for shareholders. In addition, shareholders are welcome to continue to **recommend director candidates** for consideration by our Governance Committee

- **Active, year-round shareholder engagement process**, whereby we, including our Lead Director, meet and speak with our shareholders and other key constituents

- Board and committee oversight of **environmental, social and governance (ESG) matters**

- Directors may **contact any employee** of our firm directly, and the Board and its committees may **engage independent advisors** at their sole discretion

- **Annual elections** of directors (i.e., no staggered board)

- **Majority voting with resignation policy** for directors in uncontested elections

- Shareholders holding at least 25% of our outstanding shares of Common Stock can **call a special meeting** of shareholders

- **No supermajority vote requirements** in our charter or By-laws

- **Executive retention and share ownership requirements** require significant long-term share holdings by our NEOs (see page 48 for more detail)

- **Director share ownership requirement** of 5,000 shares or RSUs, with a transition period for new directors

  » All RSUs granted as director compensation must be held until the year after he or she retires from our Board. Directors are not permitted to hedge, pledge or transfer these RSUs



WORKING DYNAMICS
- Candid discussions
- Open access to management & information
- Focus on reputation

BOARD COMPOSITION
- Broad range of skills & experiences
- Independence
- Diversity

BOARD EFFECTIVENESS

BOARD STRUCTURE
- Strong Lead Director role
- 5 standing committees

GOVERNANCE PRACTICES
- Candid self-evaluation
- Oversight of CEO / management performance
- Board / management succession planning

Shareholder Engagement

Commitment to Active Engagement with our Shareholders

Constituents' views regarding matters affecting our firm are important to the Board. We employ a year-round approach to engagement that includes proactive outreach as well as responsiveness to targeted areas of focus.

OUR APPROACH

WHO	WHEN	HOW	
- Shareholders - ESG Rating Firms - Fixed-Income Investors - Proxy Advisory Firms - Thought Leaders - Prospective Investors	- Year-round - Additional targeted outreach ahead of annual meetings and as needed	***Firm Engagement*** - Led by Investor Relations (IR), including targeted outreach and open lines of communication for inbound inquiries - Feedback provided to Board throughout the year from these interactions and on other key areas of focus	***Board Engagement*** - Led by our Lead Director who meets regularly with stakeholders - Lead Director provides feedback to fellow directors about engagements

DEPTH OF ENGAGEMENT

We conducted approximately 150 meetings focused on corporate governance with 77 shareholders during 2016:

- Targeted outreach to top 150 shareholders ahead of 2016 annual meeting

- IR met with 38 shareholders during the fall across the U.S. and Europe, representing 40% of shares outstanding, to discuss executive compensation

- Lead Director met with 26 shareholders in 2016, representing approximately 26% of shares outstanding

The diverse views of our shareholders were relayed to the Board on topics including:



See page 34 for additional detail on our focused compensation outreach in 2016

Lead Director duties, executive succession planning & proxy access

Business opportunities & risk management considerations

EXECUTIVE COMPENSATION | **BUSINESS STANDARDS** | **CORPORATE GOVERNANCE PRACTICES** | **APPROACH TO ESG** | **IMPACT OF REGULATION** | **BOARD COMPOSITION**

Continued focus on culture, business standards & reputational risk

For more information please see the following page

Director skill sets, independence & diversity

APPROACH TO ESG

Over the past year, our investors have continued to express interest in our approach to environmental, social and governance (ESG) issues.


KEY ESG TOPICS DISCUSSED IN 2016
BUSINESS STANDARDS AND CULTURE
ESG INTEGRATION, INCLUDING GROWTH OF ESG AND IMPACT INVESTING IN INVESTMENT MANAGEMENT
CLEAN ENERGY AND OUR FOCUS ON HELPING TO MITIGATE CLIMATE CHANGE
ESG RISK MANAGEMENT IN TRANSACTIONS
APPROACH TO DIVERSITY AND INCLUSION OF ALL EMPLOYEES
SUSTAINABILITY OF OUR OPERATIONS
BOARD OVERSIGHT OF ESG

We take an integrated approach to ESG, focusing on both opportunities and risks.

- Our ESG-related policies and procedures are outlined in detail in the "Environmental, Social and Governance" reporting section on our website at www.gs.com/corpgov.
- In addition, we report annually in our online ESG Report the areas in which we have demonstrated a commitment to finding effective ways to tackle economic, social and environmental challenges.
- Our Board's Public Responsibilities Committee has primary oversight of the firm's approach to ESG, which includes reviewing key ESG-related policies such as our Environmental Policy Framework and our annual ESG Report.
  - » Other ESG matters are also reviewed by the full Board or its other committees as part of their respective mandates.

Corporate Governance

Item 1. Election of Directors

Proposal Snapshot — Item 1. Election of Directors

What is being voted on. Election to our Board of 11 director nominees.

Board recommendation. After a review of the individual qualifications and experience of each of our director nominees and his or her contributions to our Board, our Board determined unanimously to recommend that shareholders vote FOR all of our director nominees.

OUR DIRECTORS

Recent Changes to our Board

We were pleased to welcome Ms. Kullman to our Board in December 2016. Ms. Kullman was recommended to our Lead Director and to our Governance Committee by our independent director search firm. As described in her biography below, Ms. Kullman brings to the Board and its Committees experience honed through her leadership of a highly-regulated and complex global company and her service on several public company and not-for-profit boards.

We also thank Mr. Cohn, who retired from the Board in December 2016, for his over ten years of dedicated service and his many contributions to our Board. In addition, we are grateful to both Debora Spar and Mark Tucker, who will not be standing for re-election and will be retiring from our Board at the Annual Meeting after many years of providing our Board with their informed counsel and judgment.

For more information on our process for board refreshment, see —*Structure of our Board and Governance Practices—Year-Round Review of Board Composition.*

Board of Directors' Qualifications and Experience

Our 11 director nominees have a great diversity of experience and bring to our Board a wide variety of skills, qualifications and viewpoints that strengthen their ability to carry out their oversight role on behalf of shareholders.

CORE QUALIFICATIONS AND EXPERIENCES	DIVERSITY OF SKILLS AND EXPERIENCES
✓ Integrity, business judgment and commitment ✓ Demonstrated management ability ✓ Extensive experience in the public, private or not-for-profit sectors ✓ Leadership and expertise in their respective fields ✓ Financial literacy ✓ Involvement in educational, charitable and community organizations ✓ Strategic thinking ✓ Reputational focus	+ Financial services industry + Complex & regulated industries + Risk management + Public company / corporate governance + Global experience + Technology + Audit, tax, accounting & preparation of financial statements + Compliance + Operations + Established & growth markets + Credit evaluation + Environmental, social & governance + Talent development + Academia + Business ethics + Government, public policy & regulatory affairs

Given the nature of our business, our Governance Committee continues to believe that directors with current and prior financial industry experience, among other skills, are critical to our Board's effectiveness. We take very seriously, however, any actual or perceived conflicts of interest that may arise, and have taken various steps to address this.

For example, in addition to our policies on director independence and related person transactions, we maintain a policy with respect to outside director involvement with financial firms, such as private equity firms or hedge funds. Under this policy, in determining whether to approve any current or proposed affiliation of a non-employee director with a financial firm, our Board will consider, among other things, the legal, reputational, operational and business issues presented, and the nature, feasibility and scope of any restrictions, procedures or other steps that would be necessary or appropriate to ameliorate any perceived or potential future conflicts or other issues.

Diversity is an important factor in our consideration of potential and incumbent directors

Our Governance Committee considers a number of demographics including race, gender, ethnicity, sexual orientation, culture and nationality, seeking to develop a board that, as a whole, reflects diverse viewpoints, backgrounds, skills, experiences and expertise.

Among the factors the Governance Committee considers in identifying and evaluating a potential director candidate is the extent to which the candidate would add to the diversity of our Board. The Committee considers the same factors in determining whether to re-nominate an incumbent director.

Diversity is also considered as part of the annual Board evaluation.

Director Tenure: A Balance of Experiences

Our nominees have an average tenure of 7 years and a median tenure of approximately 4.5 years. This balances the institutional knowledge of our longer-tenured directors with the fresh perspectives brought by our newer directors.



3-5 YEARS
3 DIRECTORS

<3 YEARS
3 DIRECTORS

5-10 YEARS
2 DIRECTORS

10+ YEARS
3 DIRECTORS

Comprehensive Re-Nomination Process

We appreciate the importance of critically evaluating individual directors and their contributions to our Board in connection with re-nomination decisions.

In considering whether to recommend re-nomination of a director for election at our Annual Meeting, the Governance Committee conducts a detailed review, considering factors such as:

- The extent to which the director's **skills, qualifications and experience** continue to contribute to the success of our Board;

- **Feedback from the annual board evaluation and individual discussions** between each non-employee director and our Lead Director;

- **Attendance** and **participation** at, and **preparation** for, Board and Committee meetings;

- **Independence**;

- **Shareholder feedback**, including the support received by director nominees elected at our 2016 Annual Meeting of Shareholders;

- **Outside board and other affiliations,** including any actual or perceived conflicts of interest; and

- The extent to which the director continues to contribute to the **diversity** of our Board.

Each of our director nominees has been recommended for election by our Governance Committee and approved and re-nominated for election by our Board.

If elected by our shareholders, our director nominees, all of whom are currently members of our Board, will serve for a one-year term expiring at our 2018 Annual Meeting of Shareholders. Each director will hold office until his or her successor has been elected and qualified or until the director's earlier resignation or removal.

All of our directors must be elected by majority vote of our shareholders.

- A director who fails to receive a majority of FOR votes will be required to tender his or her resignation to our Board.

- Our Governance Committee will then assess whether there is a significant reason for the director to remain on our Board, and will make a recommendation to our Board regarding the resignation.

For detailed information on the vote required for the election of directors and the choices available for casting your vote, please see *Frequently Asked Questions.*

Biographical information about our director nominees follows. This information is current as of March 1, 2017 and has been confirmed by each of our director nominees for inclusion in our Proxy Statement. There are no family relationships between any of our directors or executive officers.



Lloyd C. Blankfein, 62

Chairman and CEO

Director Since: April 2003

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): None

KEY EXPERIENCE AND QUALIFICATIONS

- **Committed and deeply engaged leader with strong communication skills**: Over 30 years of experience in various positions across our firm. Mr. Blankfein utilizes this firm-specific knowledge and experience in his role as Chairman and CEO to, among other things, lead the firm and its people, help protect and enhance our culture and articulate a vision of the firm's strategy. Mr. Blankfein also uses strong communication skills to guide Board discussions and keeps our Board apprised of significant developments in our business and industry

- **Extensive market and industry knowledge**: Leverages extensive familiarity with all aspects of the firm's industry and business, including our risk management practices and strategy

- **Face of our firm**: Drawing from extensive interaction with our clients, investors and other constituents, provides additional perspective to the Board

CAREER HIGHLIGHTS

- Goldman Sachs
    - » Chairman and Chief Executive Officer (June 2006 – Present)
    - » President and Chief Operating Officer (January 2004 – June 2006)
    - » Vice Chairman with management responsibility for FICC and Equities Divisions (April 2002 – January 2004)
    - » Co-head of FICC (1997 – April 2002)
    - » Head and/or Co-head of the Currency and Commodities Division (1994 – 1997)

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member, Dean's Advisory Board, Harvard Law School
- Member, Board of Dean's Advisors, Harvard Business School
- Member, Dean's Council, Harvard University
- Member, Advisory Board, Tsinghua University School of Economics and Management
- Member, Board of Overseers, Weill Cornell Medical College
- Member, Board of Directors, Partnership for New York City

EDUCATION

- Graduate of Harvard College and Harvard Law School



Adebayo O. Ogunlesi, 63
Lead Director

Director Since: October 2012

GS Committees

- Governance (Chair)
- Ex-officio member:
  - » Audit
  - » Compensation
  - » Public Responsibilities
  - » Risk

Other U.S.-Listed Company Directorships

- Current: Callaway Golf Company; Kosmos Energy Ltd.
- Former (Past 5 Years): None

KEY EXPERIENCE AND QUALIFICATIONS

- **Strong leader, including leadership experience in the financial services industry**: Founder, Chairman and Managing Partner of Global Infrastructure Partners and a former executive of Credit Suisse with over 20 years of experience in the financial services industry, including investment banking and private equity
- **International business and global capital markets experience, including emerging markets**: Advised and executed transactions and provided capital markets strategy advice globally
- **Expertise regarding governance and compensation**: Service on the boards of directors and board committees of other public companies and not-for-profit entities, and in particular as chair or former chair of the nominating and corporate governance committees at each of Callaway Golf and Kosmos Energy, provides additional governance perspective

CAREER HIGHLIGHTS

- Chairman and Managing Partner, Global Infrastructure Partners, a private equity firm that invests worldwide in infrastructure assets in the energy, transport, water and waste industry sectors (July 2006 – Present)
- Credit Suisse, a financial services company
  - » Executive Vice Chairman and Chief Client Officer (2004 – 2006)
  - » Member of Executive Board and Management Committee (2002 – 2006)
  - » Head of Global Investment Banking Department (2002 – 2004)
  - » Head of Global Energy Group (1997 – 2002)
- Law Clerk to the Honorable Thurgood Marshall, Associate Justice of the U.S. Supreme Court (1980-1981)

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member, President's Strategic and Policy Forum
- Member, National Board of Directors, The NAACP Legal Defense and Educational Fund, Inc.
- Member, Board of Directors, Partnership for New York City Fund
- Member, Harvard University Global Advisory Council and Harvard Law School Leadership Council of New York
- Member, Board of Dean's Advisors, Harvard Business School

EDUCATION

- Graduate of Oxford University, Harvard Business School and Harvard Law School



M. Michele Burns, 59

Director Since: October 2011

GS Committees

- Risk (Chair)
- Compensation
- Governance

Other U.S.-Listed Company Directorships

- Current: Alexion Pharmaceuticals, Inc.; Anheuser-Busch InBev; Cisco Systems, Inc.; Etsy, Inc.
- Former (Past 5 Years): Wal-Mart Stores, Inc.

KEY EXPERIENCE AND QUALIFICATIONS

- **Leadership, governance and risk expertise**: Leverages service on the boards of directors and board committees of other public companies and not-for-profit entities
- **Accounting and the review and preparation of financial statements**: Garnered expertise as former CFO of several global public companies
- **Human capital management and strategic consulting**: Background gained as former CEO of Mercer LLC

CAREER HIGHLIGHTS

- Chief Executive Officer, Retirement Policy Center, sponsored by Marsh & McLennan Companies, Inc. (MMC); Center focuses on retirement public policy issues (October 2011 – February 2014)
- Chairman and Chief Executive Officer, Mercer LLC, a subsidiary of MMC and a global leader in human resource consulting, outsourcing and investment services (September 2006 – early October 2011)
- Chief Financial Officer, MMC, a global professional services and consulting firm (March 2006 – September 2006)
- Chief Financial Officer, Chief Restructuring Officer and Executive Vice President, Mirant Corporation, an energy company (May 2004 – January 2006)
- Executive Vice President and Chief Financial Officer, Delta Air Lines, Inc., an air carrier (including various other positions, 1999 – April 2004)
- Senior Partner and Leader, Southern Regional Federal Tax Practice, Arthur Andersen LLP, an accounting firm (including various other positions, 1981 – 1999)

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Center Fellow and Strategic Advisor, Stanford University Center on Longevity
- Board Member and Treasurer, Elton John AIDS Foundation

EDUCATION

- Graduate of University of Georgia (including for Masters)



Mark A. Flaherty, 57

Director Since: December 2014

GS Committees

- Audit
- Governance
- Risk

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): None

KEY EXPERIENCE AND QUALIFICATIONS

- **Investment management**: Leverages over 20 years of experience in the investment management industry, including at Wellington Management Company
- Background at Wellington and Standish, Ayer and Wood provides **perspective on institutional investors' approach to company performance and corporate governance**
- **Risk expertise:** Draws upon years of experience in the financial industry

CAREER HIGHLIGHTS

- Wellington Management Company, an investment management company
  - » Vice Chairman (2011 – 2012)
  - » Director of Global Investment Services (2002 – 2012)
  - » Partner, Senior Vice President (2001 – 2012)
- Standish, Ayer and Wood, an investment management company
  - » Executive Committee Member (1997 – 1999)
  - » Partner (1994 – 1999)
  - » Director, Global Equity Trading (1991 – 1999)
- Director, Global Equity Trading, Aetna, a diversified healthcare benefit company (1987 – 1991)

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member, Board of Trustees, The Newman School
- Former Member, Board of Trustees, Providence College

EDUCATION

- Graduate of Providence College



William W. George, 74

Director Since: December 2002

GS Committees

- Public Responsibilities (Chair)
- Compensation
- Governance

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): Exxon Mobil Corporation

KEY EXPERIENCE AND QUALIFICATIONS

- **Focus on reputation and environmental, social and governance matters:** Utilizes current and prior service on the boards of directors and board committees of several other public companies and not-for-profit entities, particularly as Chair of our Public Responsibilities Committee
- **Leadership:** Served as Chief Executive Officer and Chairman of Medtronic, Inc. and as a senior executive at Honeywell International Inc.
- **Organizational behavior and management:** A senior fellow and former professor of leadership and management practice at Harvard Business School and an author of several books on leadership, which provide academic expertise in business management and corporate governance

CAREER HIGHLIGHTS

- Harvard Business School
  » Senior Fellow (July 2014 – present)
  » Professor of Management Practice (January 2004 – July 2014)
- Medtronic, Inc., a medical technology company
  » Chairman (April 1996 – April 2002)
  » Chief Executive Officer (May 1991 – May 2001)
  » President and Chief Operating Officer (1989 – 1991)
- Executive Vice President, Honeywell International Inc., a diversified technology and manufacturing company (1978 – 1989)

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Board Member, World Economic Forum USA
- Trustee, Mayo Clinic
- Member, National Academy of Engineering

EDUCATION

- Graduate of Georgia Institute of Technology and Harvard Business School



James A. Johnson, 73

Director Since: May 1999

GS Committees

- Compensation (Chair)
- Governance
- Public Responsibilities

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): Forestar Group, Inc.; Target Corporation

KEY EXPERIENCE AND QUALIFICATIONS

- **Financial services, including investment management industry**: Leverages professional experience in financial services
- **Government affairs and the regulatory process**: Experience developed through, among other things, his tenure at Fannie Mae and his work with Vice President Walter F. Mondale
- **Leadership, compensation and governance**: Current and prior service on the boards of directors of public companies and not-for-profit entities, including in lead director and committee chair roles, provides additional perspective

CAREER HIGHLIGHTS

- Chairman, Johnson Capital Partners, a private consulting company (Present)
- Vice Chairman, Perseus L.L.C., a merchant banking and private equity firm (April 2001 – June 2012)
- Fannie Mae
  » Chairman of the Executive Committee (1999)
  » Chairman and Chief Executive Officer (February 1991 – 1998)
  » Vice Chairman (1990 – February 1991)

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Chairman Emeritus, John F. Kennedy Center for the Performing Arts
- Chairman Emeritus and Honorary Trustee, The Brookings Institution
- Council Member, Smithsonian Museum of African American History and Culture
- Chair, Advisory Council, Stanford University Center on Longevity
- Member, Council on Foreign Relations
- Member, American Academy of Arts and Sciences

EDUCATION

- Graduate of University of Minnesota and the Woodrow Wilson School of Public and International Affairs, Princeton University



Ellen J. Kullman, 61

Director Since: December 2016

GS Committees

- Compensation
- Governance
- Risk

Other U.S.-Listed Company Directorships

- Current: Amgen Inc., Dell Technologies Inc., United Technologies Corporation
- Former (Past 5 Years): E.I. du Pont de Nemours and Company

KEY EXPERIENCE AND QUALIFICATIONS

- **Leadership and strategy:** During her tenure as Chair and CEO of DuPont, a highly-regulated science and technology-based company with global operations, led the company through a period of strategic transformation and growth
- **Corporate governance and compensation:** Leverages service on the boards of directors and board committees (including in leadership roles) of other public companies and not-for-profit entities
- **Risk management experience:** Draws upon experiences gained from DuPont and other board roles to provide our Risk Committee with diverse viewpoints

CAREER HIGHLIGHTS

- E.I. du Pont de Nemours and Company, a provider of basic materials and innovative products and services for diverse industries
  - » Chairman and Chief Executive Officer (2009 - 2015)
  - » President (Oct. 2008 - Dec. 2008)
  - » Executive Vice President, DuPont Coatings and Color Technologies, DuPont Electronic and Communication Technologies; DuPont Performance Materials, DuPont Safety and Protection, Marketing and Sales, Pharmaceuticals, Risk Management, and Safety and Sustainability (2006 - 2008)
  - » Various positions, including Group Vice President, DuPont Safety and Protection (1988 - 2006)

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member, Board of Overseers, Tufts University School of Engineering
- Trustee, Northwestern University
- Member, National Academy of Engineering
- Member, The Business Council

EDUCATION

- Graduate of Tufts University and Kellogg School of Management, Northwestern University

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Lakshmi N. Mittal, 66

Director Since: June 2008

GS Committees

- Compensation
- Governance
- Public Responsibilities

Other U.S.-Listed Company Directorships

- Current: ArcelorMittal S.A.
- Former (Past 5 Years): None

KEY EXPERIENCE AND QUALIFICATIONS

- **Leadership, business development and operations**: Founder of Mittal Steel Company and Chairman and Chief Executive Officer of ArcelorMittal S.A., the world's leading integrated steel and mining company
- **International business and growth markets**: Leading company with operations in over 20 countries on four continents provides global business expertise and perspective on public responsibilities
- **Corporate governance and international governance**: Current and prior service on the boards of directors of other international public companies and not-for-profit entities assists in committee responsibilities

CAREER HIGHLIGHTS

- ArcelorMittal S.A., a steel and mining company
  - » Chairman and Chief Executive Officer (May 2008 – Present)
  - » President and Chief Executive Officer (November 2006 – May 2008)
- Chief Executive Officer, Mittal Steel Company N.V. (1976 – November 2006)

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Member, International Business Council of the World Economic Forum
- Trustee, Cleveland Clinic
- Member, Executive Committee, World Steel Association
- Member, Executive Board, Indian School of Business
- Member, The Business Council

EDUCATION

- Graduate of St. Xavier's College in India



Peter Oppenheimer, 54

Director Since: March 2014

GS Committees
- Audit (Chair)
- Governance
- Risk

Other U.S.-Listed Company Directorships
- Current: None
- Former (Past 5 Years): None

KEY EXPERIENCE AND QUALIFICATIONS

- **Capital and risk management**: Garnered experience as CFO and Controller at Apple and Divisional CFO at ADP
- **Review and preparation of financial statements**: Over 20 years as a CFO or controller provides valuable experience and perspective as Audit Committee Chair
- **Oversight of technology and technology risks**: Leverages prior experience in overseeing information systems at Apple

CAREER HIGHLIGHTS

- Apple, Inc., a designer and manufacturer of electronic devices and related software and services
  - » Senior Vice President (retired September 2014)
  - » Senior Vice President and Chief Financial Officer (2004 – June 2014)
  - » Senior Vice President and Corporate Controller (2002 – 2004)
  - » Vice President and Corporate Controller (1998 – 2002)
  - » Vice President and Controller, Worldwide Sales (1997 – 1998)
  - » Senior Director, Finance and Controller, Americas (1996 – 1997)
- Divisional Chief Financial Officer, Finance, MIS, Administration, and Equipment Leasing Portfolio at Automatic Data Processing, Inc. (ADP), a leading provider of human capital management and integrated computing solutions (1992 – 1996)
- Consultant, Information Technology Practice at Coopers & Lybrand, LLP (1988 – 1992)

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Vice Chairman, Foundation Board of Directors, California Polytechnic State University
- Board Member, French Hospital

EDUCATION

- Graduate of California Polytechnic State University and the Leavey School of Business, University of Santa Clara



David A. Viniar, 61

Director Since: January 2013

GS Committees
- Risk

Other U.S.-Listed Company Directorships
- Current: Square, Inc.
- Former (Past 5 Years): None

KEY EXPERIENCE AND QUALIFICATIONS

- **Financial industry, in particular risk management and regulatory affairs**: Over 30 years of experience in various roles at Goldman Sachs, as well as service as chair of the audit and risk committee of Square, Inc., provides valuable perspective to our Board
- **Unique insight into our firm's financial reporting, controls and risk management**: As our former CFO, able to provide unique insight about our risks to our Risk Committee
- **Capital management processes and assessments**: Experience gained through serving as the Goldman Sachs CFO for over 10 years

CAREER HIGHLIGHTS

- Goldman Sachs
  - » Executive Vice President and Chief Financial Officer (May 1999 – January 2013)
  - » Head of Operations, Technology, Finance and Services Division (December 2002 – January 2013)
  - » Head of the Finance Division and Co-head of Credit Risk Management and Advisory and Firmwide Risk (December 2001 – December 2002)
  - » Co-head of Operations, Finance and Resources (March 1999 – December 2001)

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Trustee, Garden of Dreams Foundation
- Former Trustee, Union College

EDUCATION

- Graduate of Union College and Harvard Business School



Mark O. Winkelman, 70

Director Since: December 2014

GS Committees

- Audit
- Governance
- Risk

Other U.S.-Listed Company Directorships

- Current: None
- Former (Past 5 Years): Anheuser-Busch InBev

KEY EXPERIENCE AND QUALIFICATIONS

- **Audit and financial expertise, corporate governance and leadership**: Leverages prior service on the board of directors and the audit and finance committees of Anheuser-Busch InBev and service on the boards of directors and audit, finance and other committees of not-for-profit entities
- **Financial services industry**: Experience gained through his role as operating partner at J.C. Flowers and through other industry experience
- **Knowledge about our firm, including our fixed income business, and an understanding of the risks we face**: Utilizes his previous tenure at Goldman Sachs

CAREER HIGHLIGHTS

- Private investor (Present)
- Operating Partner, J.C. Flowers & Co., a private investment firm focusing on the financial services industry (2006 – 2008)
- Goldman Sachs
  - » Retired Limited Partner (1994 – 1999)
  - » Management Committee Member and Co-Head of Fixed Income Division (1987 – 1994)
  - » Various positions at the firm, including Head of J. Aron Division (1978 – 1987)
- Senior Investment Officer, The World Bank (1974 – 1978)

OTHER PROFESSIONAL EXPERIENCE AND COMMUNITY INVOLVEMENT

- Director, Goldman Sachs International
- Trustee Emeritus, University of Pennsylvania
- Trustee Emeritus, Penn Medicine

EDUCATION

- Graduate of Erasmus University in the Netherlands and The Wharton School, University of Pennsylvania

INDEPENDENCE OF DIRECTORS

9 of our 11 director nominees are independent

Our Board determined, upon the recommendation of our Governance Committee, that Ms. Burns, Mr. Flaherty, Mr. George, Mr. Johnson, Ms. Kullman, Mr. Mittal, Mr. Ogunlesi, Mr. Oppenheimer and Mr. Winkelman, as well as Dr. Spar and Mr. Tucker, who are retiring in April 2017, are "independent" within the meaning of NYSE rules and our Director Independence Policy. Furthermore, our Board has determined that all of our independent directors satisfy the heightened audit committee independence standards under SEC and NYSE rules, and Compensation Committee members also satisfy the relevant heightened standards under NYSE rules.

Process for Independence Assessment

A director is considered independent under NYSE rules if our Board determines that the director does not have any direct or indirect material relationship with Goldman Sachs. Our Board has established a Policy Regarding Director Independence (Director Independence Policy) that provides standards to assist our Board in determining which relationships and transactions might constitute a material relationship that would cause a director not to be independent.

To assess independence, our Governance Committee and our Board review detailed information regarding our independent directors, including employment and public company and not-for-profit directorships as well as information regarding immediate family members and affiliated entities.

Through the course of this review, the Governance Committee and the Board consider relationships between the independent directors (and their immediate family members and affiliated entities) on the one hand, and Goldman Sachs and its affiliates on the other in accordance with the Director Independence Policy. This includes a review of revenues to the firm from, and payments or donations to, relevant entities affiliated with our directors (or their immediate family members) as a result of ordinary course transactions or contributions to not-for-profit organizations.

For more information on the categories of transactions that our Governance Committee and our Board reviewed, considered and determined to be immaterial under our Director Independence Policy, see *Additional Details on Director Independence* in *Annex A.*

Structure of our Board and Governance Practices

OUR BOARD COMMITTEES

Our Board has five standing committees: Audit, Compensation, Governance, Public Responsibilities and Risk. The specific membership of each committee allows us to take advantage of our directors' diverse skill sets, which enables deep focus on committee matters.

Each of our committees:

- Operates pursuant to a written charter (available on our website at www.gs.com/charters)
- Evaluates its performance annually
- Reviews its charter annually

> The firm's **reputation is of critical importance**. In fulfilling their duties and responsibilities, each of our standing committees and our Board consider the potential effect of any matter on our reputation.

AUDIT

ALL INDEPENDENT	KEY SKILLS & EXPERIENCES REPRESENTED	KEY RESPONSIBILITIES
Peter Oppenheimer* Mark Flaherty Mark Tucker** Mark Winkelman Adebayo Ogunlesi (ex-officio)	■ Audit/Tax/Accounting ■ Preparation or oversight of financial statements ■ Compliance	■ Assist our Board in its oversight of our financial statements, legal and regulatory compliance, independent auditors' qualification, independence and performance, internal audit function performance and internal controls over financial reporting ■ Decide whether to appoint, retain or terminate our independent auditors ■ Pre-approve all audit, audit-related, tax and other services, if any, to be provided by the independent auditors ■ Appoint and oversee the work of our Director of Internal Audit and annually assess her performance and administrative reporting line ■ Prepare the Audit Committee Report

COMPENSATION

ALL INDEPENDENT	KEY SKILLS & EXPERIENCES REPRESENTED	KEY RESPONSIBILITIES
James Johnson Michele Burns William George Ellen Kullman Lakshmi Mittal Debora Spar** Adebayo Ogunlesi (ex-officio)	■ Setting executive compensation ■ Evaluating executive and firmwide compensation programs ■ Human capital management, including diversity	■ Determine and approve the compensation of our CEO and other executive officers ■ Approve, or make recommendations to our Board for it to approve, our incentive, equity-based and other compensation plans ■ Assist our Board in its oversight of the development, implementation and effectiveness of our policies and strategies relating to our human capital management function, including: » recruiting; » retention; » career development and progression; » management succession (other than that within the purview of the Governance Committee); and » diversity and employment practices. ■ Prepare the Compensation Committee Report

* A majority of the members of our Audit Committee, including the Chair, have been determined to be "audit committee financial experts"

** Retiring at the Annual Meeting

GOVERNANCE		
ALL INDEPENDENT	**KEY SKILLS & EXPERIENCES REPRESENTED**	**KEY RESPONSIBILITIES**
Adebayo Ogunlesi Michele Burns Mark Flaherty William George James Johnson Ellen Kullman Lakshmi Mittal Peter Oppenheimer Debora Spar** Mark Tucker** Mark Winkelman	■ Corporate governance ■ Talent development and succession planning ■ Current and prior public company board service	■ Recommend individuals to our Board for nomination, election or appointment as members of our Board and its committees ■ Oversee the evaluation of the performance of our Board and our CEO ■ Review and concur with the succession plans for our CEO and other members of senior management ■ Take a leadership role in shaping our corporate governance, including developing, recommending to the Board and reviewing on an ongoing basis the corporate governance principles and practices that apply to us ■ Review periodically the form and amount of non-employee director compensation and make recommendations to the Board with respect thereto

PUBLIC RESPONSIBILITIES		
ALL INDEPENDENT	**KEY SKILLS & EXPERIENCES REPRESENTED**	**KEY RESPONSIBILITIES**
William George James Johnson Lakshmi Mittal Debora Spar** Adebayo Ogunlesi (ex-officio)	■ Government and regulatory affairs ■ ESG ■ Philanthropy ■ Reputational risk	■ Assist our Board in its oversight of our firm's relationships with major external constituencies and our reputation ■ Oversee the development, implementation and effectiveness of our policies and strategies relating to citizenship, corporate engagement and relevant significant public policy issues

RISK		
MAJORITY INDEPENDENT	**KEY SKILLS & EXPERIENCES REPRESENTED**	**KEY RESPONSIBILITIES**
Michele Burns Mark Flaherty Ellen Kullman Peter Oppenheimer Mark Tucker** Mark Winkelman Adebayo Ogunlesi (ex-officio) **Non-independent** David Viniar	■ Understanding of how risk is undertaken, mitigated and controlled in complex industries ■ Technology ■ Understanding of financial products ■ Expertise in capital adequacy and deployment	■ Assist our Board in its oversight of our firm's overall risk-taking tolerance and management of financial and operational risks, such as market, credit and liquidity risk, including reviewing and discussing with management: » our firm's capital plan, regulatory capital ratios, capital management policy and internal capital adequacy assessment process and the effectiveness of our financial and operational risk management policies and controls » our liquidity risk metrics, management, funding strategies and controls, and the contingency funding plan » our market, credit, operational and model risk management strategies, policies and controls

** Retiring at the Annual Meeting

BOARD AND COMMITTEE EVALUATIONS

We recognize the critical role that Board and committee evaluations play in ensuring the effective functioning of our Board. It is important to take stock of Board, committee and director performance and to solicit and act upon feedback received from each member of our Board. To this end, under the leadership of our Lead Director, our Governance Committee is responsible for evaluating the performance of our Board annually, and each of our Board's committees also annually conducts a self-evaluation.

2016 Evaluations — A Multi-Step Process

The Governance Committee periodically reviews the format of the Board and Committee evaluation process to ensure that actionable feedback is solicited on the operation of the Board and director performance.

Over the last several years, the Governance Committee has refined the format of the questionnaire and added specific evaluations of the Lead Director, each Committee Chair and each individual director as described below.

QUESTIONNAIRE

Evaluation questionnaire provides director feedback on an unattributed basis

ONE-ON-ONE DISCUSSIONS

Candid, one-on-one discussions between the Lead Director and each non-employee director to solicit additional feedback and provide individual feedback

CLOSED SESSION

Closed session discussion of Board and Committee evaluations led by our Lead Director and independent Committee Chairs

BOARD SUMMARY

Summary of Board and Committee evaluation results provided to full Board

FEEDBACK INCORPORATED

Policies and practices updated as appropriate as a result of director feedback

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TOPICS CONSIDERED DURING THE BOARD AND COMMITTEE EVALUATIONS INCLUDE:

DIRECTOR PERFORMANCE	BOARD AND COMMITTEE OPERATIONS	BOARD PERFORMANCE	COMMITTEE PERFORMANCE
▪ Individual director performance ▪ Lead Director (in that role) ▪ Each Committee Chair (in that role)	▪ Board and committee membership, including director skills, background, expertise and diversity ▪ Committee structure, including whether the committee structure enhances Board and committee performance ▪ Access to firm personnel ▪ Conduct of meetings, including time allocated for, and encouragement of, candid dialogue ▪ Materials and information, including quality and quantity of information received from management ▪ Shareholder feedback	▪ Key areas of focus for the Board ▪ Consideration of reputation ▪ Strategy oversight ▪ Consideration of shareholder value ▪ Capital planning	▪ Performance of committee duties under committee charters ▪ Consideration of reputation ▪ Effectiveness of outside advisers ▪ Identification of topics that should receive more attention and discussion

BOARD LEADERSHIP STRUCTURE

Annual Assessment of Board Leadership Structure

Our Board does not have a policy as to whether the roles of Chairman and CEO should be separate or combined. Our Governance Committee annually assesses these roles and deliberates the merits of the Board's leadership structure to ensure that the most efficient and appropriate structure is in place for our firm's needs, which may evolve over time. If at any time the Chairman is not an independent director, our independent directors will appoint an independent Lead Director.

KEY COMPONENTS OF ANNUAL REVIEW

CHAIRMAN-CEO AND LEAD DIRECTOR RESPONSIBILITIES  **OUR POLICIES AND PRACTICES TO ENSURE STRONG INDEPENDENT BOARD OVERSIGHT**  **SHAREHOLDER FEEDBACK AND VOTING RESULTS REGARDING BOARD LEADERSHIP**  **FIRM PERFORMANCE**  **GLOBAL TRENDS REGARDING LEADERSHIP STRUCTURE**

Our Current Board Leadership Structure

As a result of its most recent board leadership review in December 2016, which included feedback from our shareholders, our Governance Committee determined that continuing to combine the roles of Chairman and CEO is the most effective leadership structure for our Board and our firm at this time. If at any time our Governance Committee concludes otherwise, it will not hesitate to appoint an independent Chairman.

Among other reasons:

- **Our Board leadership structure is enhanced by the independent leadership provided by our Lead Director and independent Committee Chairs, the independence of our Board and the governance policies and practices in place at our firm.** For example:
  - » Our independent Lead Director has an expansive list of enumerated duties, including setting the Board agenda (working with the Chairman), and is focused on shareholder engagement
  - » Our Chairman and CEO and our Lead Director meet and speak with each other regularly about our Board and our firm
  - » Our independent Committee Chairs meet and speak regularly with each other between meetings and with members of our management as well as non-management employees

- **A combined Chairman-CEO structure provides our firm with a single leader who communicates the firm's business and strategy to our shareholders, clients, employees, regulators and the public**
  - » This structure demonstrates clear accountability to our shareholders, clients and others

- **Our CEO has extensive knowledge of all aspects of our current business, operations and risks, which he brings to Board discussions as Chairman**
  - » A combined Chairman-CEO can serve as a knowledgeable resource for our independent directors both at and between Board meetings
  - » Combining the roles at our firm has been effective in promulgating a strong and effective leader of the firm, particularly in times of economic challenge and regulatory change affecting our industry

KEY PILLARS OF THE LEAD DIRECTOR ROLE

Sets and approves agenda for Board meetings and leads executive sessions

Focuses on Board effectiveness, composition and conducting evaluations

Serves as liaison between independent directors and Chairman/management

Acts as primary Board contact for shareholder engagement and engages with regulators

Key responsibilities of our Chairman-CEO

- Chairs Board meetings

- Chairs annual shareholder meeting

- Serves as the **public face** of our Board and our firm

- Provides input to Lead Director on agenda for Board meetings (which the Lead Director approves) and reviews schedule for Board meetings

- Guides discussions at Board meetings and encourages directors to voice their views

- Serves as a resource for our Board

- **Communicates significant business developments and time-sensitive matters** to the Board

- Establishes the "tone-at-the-top" in coordination with the Board, and embodies these values for our firm

- Responsible for **managing the day-to-day business and affairs** of our firm

- Sets and leads the implementation of corporate policy and strategy

- Interacts regularly with our COOs, CFO and other senior leadership of our firm

- Manages senior leadership of our firm

- Meets frequently with clients and shareholders, providing an opportunity to understand and respond to concerns and feedback; communicates feedback to our Board

Powers and duties of our Independent Lead Director

- Provides independent leadership

- **Sets agenda** for Board meetings, working with our Chairman (including adding items to and approving the agenda), and approves the related materials; approves the schedule for Board and committee meetings; sets agenda and approves materials for Governance Committee meetings; approves agenda for other committee meetings (along with our other independent Committee Chairs, who also approve the materials for these meetings)

- Engages with our other independent directors to **identify matters for discussion at executive sessions** of independent directors

- Presides at executive sessions of independent directors

- Advises our Chairman of any decisions reached and suggestions made at the executive sessions, as appropriate

- Calls meetings of the independent directors

- Presides at any Board meeting at which the Chairman is not present

- **Facilitates communication between the independent directors and our Chairman,** including by presenting our Chairman's views, concerns and issues to the independent directors and raising to our Chairman, as appropriate, views, concerns and issues of the independent directors

- Engages with our Chairman between Board meetings and assists with informing or engaging non-employee directors, as appropriate

- Engages with each non-employee director separately regarding the performance and functioning of the collective Board, individual director performance and other matters as appropriate

- Oversees our Board's governance processes, including Board evaluations, succession planning and other governance-related matters

- **Leads the annual CEO evaluation**

- Meets directly with management and non-management employees of our firm

- Consults and directly communicates with shareholders and other key constituents, as appropriate

YEAR-ROUND REVIEW OF BOARD COMPOSITION

Our Governance Committee seeks to build and maintain an effective, well-rounded, financially literate and diverse Board that operates in an atmosphere of candor and collaboration.

In identifying and recommending director candidates, the Governance Committee places primary emphasis on the criteria set forth in our Corporate Governance Guidelines, including:

- Judgment, character, expertise, skills and knowledge useful to the oversight of our business;
- Diversity of viewpoints, backgrounds, experiences and other demographics;
- Business or other relevant experience; and
- The extent to which the interplay of the candidate's expertise, skills, knowledge and experience with that of other members of our Board will build a strong and effective Board that is collegial and responsive to the needs of our firm.

Board Process for Identification and Review of Director Candidates to Join Our Board


INDEPENDENT DIRECTORS
SHAREHOLDERS
INDEPENDENT SEARCH FIRMS
OUR PEOPLE
CANDIDATE POOL
IN-DEPTH REVIEW
Screen Qualifications
Consider Diversity
Review Independence and Potential Conflicts
Meet With Directors
Consider Skills/Matrix
RECOMMEND SELECTED CANDIDATES FOR APPOINTMENT TO OUR BOARD
RESULTS
7
NEW DIRECTORS LAST 5 YEARS

Identifying and recommending individuals for nomination, election or re-election to our Board is a principal responsibility of our Governance Committee. The Committee carries out this function through an ongoing, year-round process, which includes the Committee's annual evaluation of our Board and individual director evaluations. Each director and director candidate is evaluated by the Governance Committee based on his or her individual merits, taking into account our firm's needs and the composition of our Board.

To assist in this evaluation, the Committee utilizes as a discussion tool a matrix of certain skills and experiences that would be beneficial to have represented on our Board and on our committees at any particular point in time.

In particular, the Committee is focused on what skills are beneficial for service in key Board positions, such as Lead Director and Committee Chairs, and conducts a succession planning process for those positions.

Our Governance Committee welcomes candidates recommended by shareholders and will consider these candidates in the same manner as other candidates. Shareholders wishing to submit potential director candidates for consideration by our Governance Committee should follow the instructions in *Frequently Asked Questions.*

DIRECTOR ORIENTATION

Director education about our firm and our industry is an ongoing process, which begins when a director joins our Board.

Upon joining our Board, new directors are provided with a comprehensive orientation about our firm, including our business, strategy and governance. For example, new directors typically meet with senior leaders covering each of our divisions and regions as well as with senior leaders from key control-side functions.

New directors will also undergo in-depth training on the work of each of the Board committees, such as an Audit and Risk Committee orientation session with our CFO, Controller, Treasurer and CRO, as well as a session with the Director of Internal Audit. Additional training is also provided when a director assumes a leadership role, such as becoming a Committee Chair.

Board Oversight of our Firm

KEY AREAS OF BOARD OVERSIGHT

Our Board is responsible for, and committed to, the oversight of the business and affairs of our firm. In carrying out this responsibility, our Board advises our senior management to help drive success for our clients and long-term value creation for our shareholders, and oversees management's efforts to ensure that the firm's cultural expectations are appropriately communicated and embraced throughout the firm. Our Board discusses and receives regular updates on a wide variety of matters affecting our firm.


Financial Reporting
Strategy
CONSIDERATION OF OUR REPUTATION IS CENTRAL TO BOARD AND COMMITTEE OVERSIGHT
Executive Succession Planning
Risk Management
CEO Performance

Strategy

- Our Board takes an active role in overseeing management's formulation and implementation of the firm's strategic plans
  - » Receives presentations covering firmwide, divisional and regional strategy and discusses these matters throughout the year both during and outside of Board meetings
- Our Board's focus on overseeing risk management enhances our directors' ability to provide insight and feedback to senior management, and if necessary to challenge management, on our firm's strategic direction
- Our Lead Director helps facilitate our Board's oversight of strategy by ensuring that the directors receive adequate information about strategy and by discussing strategy with independent directors at executive sessions

Risk Management

Our Board is responsible for overseeing the risk management of our firm, which is carried out by the full Board as well as at each of its committees, and in particular the Risk Committee

BOARD RISK MANAGEMENT OVERSIGHT INCLUDES:
- Strategic and financial considerations
- Legal, regulatory and compliance risks
- Other risks considered by committees

RISK COMMITTEE RISK MANAGEMENT OVERSIGHT INCLUDES:
- Overall risk-taking tolerance and risk governance
- Our Risk Appetite Statement (in coordination with our full Board)
- Liquidity, market, credit, operational and model risks
- Our Capital Plan, capital ratios and capital adequacy
- Technology and cybersecurity risks

PUBLIC RESPONSIBILITIES COMMITTEE RISK MANAGEMENT OVERSIGHT INCLUDES:
- Brand and reputational risk, including client and business standards considerations as well as reports regarding the Firmwide Reputational Risk Committee that review certain transactions that may present heightened reputational risk
- Environmental, social and governance risk

COMPENSATION COMMITTEE RISK MANAGEMENT OVERSIGHT INCLUDES:
- Firmwide compensation program and policies that are consistent with the safety and soundness of our firm and do not raise risks reasonably likely to have a material adverse effect on our firm
- Jointly with our Risk Committee, annual CRO compensation-related risk assessment (see page 44)

AUDIT COMMITTEE RISK MANAGEMENT OVERSIGHT INCLUDES:
- Financial, legal and compliance risk, in coordination with our full Board
- Coordination with our Risk Committee, including with respect to our risk assessment and risk management practices

GOVERNANCE COMMITTEE RISK MANAGEMENT OVERSIGHT INCLUDES:
- Managing risks related to board composition and board and executive succession

REPUTATIONAL RISK MANAGEMENT

CEO Performance

- Under the direction of our Lead Director, our Governance Committee annually evaluates Mr. Blankfein's performance
  - » The evaluation process includes an executive session of independent directors, a closed session with Mr. Blankfein and additional discussion between our Lead Director and Mr. Blankfein throughout the year
- The Committee reviews the results of Mr. Blankfein's evaluation under our "360 degree" review process (360° Review Process, as described further on page 38) and also assesses Mr. Blankfein's performance both as CEO and as Chairman of the Board against the key criteria and responsibilities for these roles that were developed by the Governance Committee

Executive Succession Planning

- Our Governance Committee has adopted a framework relating to executive succession planning, under which the Committee has defined specific criteria for, and responsibilities of, each of the CEO, COO and CFO roles. The Committee then focuses on the particular skill set needed to succeed in these roles at our firm

- Our Lead Director also meets on this topic separately with our CEO and facilitates additional discussions with our independent directors about succession planning throughout the year, including at executive sessions



ALWAYS PREPARED TO APPOINT EXECUTIVES FROM WITHIN OUR FIRM

Observation of senior management in a variety of settings including Board meetings, preparatory meetings, during visits to our offices around the world and client-related events

Plan reviewed by the Governance Committee with our CEO at least annually with an update mid-year

Monitoring of senior management careers to ensure appropriate exposure to the Board and our business

Review of senior management summaries (including 360° evaluations) and assessment of potential for executive positions

Financial Reporting

- Our Board, through its Audit Committee, is responsible for overseeing management's preparation and presentation of our annual and quarterly financial statements and the effectiveness of our internal control over financial reporting

  » Each quarter, our Audit Committee meets with members of our management, the Director of Internal Audit and our independent registered public accounting firm to review and discuss our financial statements as well as our quarterly earnings release

- In addition, our Audit Committee is directly responsible for overseeing the independence, performance and compensation of our independent registered public accounting firm. In this regard, our Audit Committee and Audit Committee Chair are directly involved with the periodic selection of the lead engagement partner

COMMITMENT OF OUR BOARD – 2016 MEETINGS

	2016 MEETINGS
Board	14
Audit	15
Compensation	9
Governance	7
Risk	7
Public Responsibilities	6
Executive Sessions of Independent Directors without Management*	4
Additional Executive Sessions of Non-Employee Directors without Management**	17

58
TOTAL BOARD AND COMMITTEE MEETINGS IN 2016

* Chaired by our Lead Director.

** Led by our independent Committee Chairs.

Each of our current directors attended over 75% (the threshold for disclosure under SEC rules) of the meetings of our Board and the committees on which he or she served as a regular member during 2016. Overall attendance at Board and committee meetings during 2016 was over 96% for our current directors as a group.

We encourage our directors to attend our annual meetings. All of our current directors who were members of our Board at the time attended the 2016 Annual Meeting.

Actively Engaged Directors and Independent Leadership Outside of Board Meetings

Engagement outside of Board meetings provides our directors with additional insight into our business and our industry, as well as valuable perspective on the performance of our firm, the Board, our CEO and other members of senior management.

- Our individual directors have discussions with each other and with our CEO, members of our senior management team and other key employees, as well as with our regulators

- Our directors also receive weekly informational packages that include updates on recent developments, press coverage and current events that relate to our business

- In addition to formal Board and committee meetings, our Committee Chairs and Lead Director meet and speak regularly with each other and with members of our management, as well as meet with our regulators and other constituents as applicable

  » Among other things, each Chair, working with management, sets the agendas and reviews, provides feedback on and approves the materials for their respective committee meetings. The Lead Director also sets the Board agenda and reviews, provides feedback on and approves materials for meetings of the full Board, as well as the schedule of the Board and committee meetings.

Over	Over	Over	Over	Over
90	**30**	**30**	**35**	**45**
meetings as Lead Director	meetings as Risk Chair	meetings as Public Responsibilities Chair	meetings as Compensation Chair	meetings as Audit Chair
Adebayo Ogunlesi	**Michele Burns**	**Bill George**	**James Johnson**	**Peter Oppenheimer**

Compensation Matters

Compensation Discussion and Analysis

2016 NEO COMPENSATION DETERMINATIONS

The following table shows our Compensation Committee's determinations regarding our NEOs' 2016 annual compensation as well as corresponding 2015 information (dollar amounts shown in millions). This table is different from the SEC-required 2016 Summary Compensation Table on page 55. The LTIP awards previously granted to our NEOs were not part of annual compensation and are not included in this table because no amounts are earned until the end of the relevant performance period.

NAME AND PRINCIPAL POSITION	YEAR	SALARY/ FIXED ALLOW- ANCE ($)*	ANNUAL VARIABLE COMPENSATION ($)*			TOTAL ($)	EQUITY-BASED AWARDS AS % OF ANNUAL VARIABLE COMP.	EQUITY-BASED AWARDS AS % OF TOTAL
			CASH	RSUS	PSUS (redesigned for 2016)			
Lloyd C. Blankfein Chairman and CEO	2016	2.0	4.0	—	16.0	22.0	80	73
	2015	2.0	6.3	7.35	7.35	23.0	70	64
Gary D. Cohn *(retired)* Former President and COO	2016	1.85	5.45	12.71	—	20.0	70	64
	2015	1.85	5.75	6.7	6.7	21.0	70	64
Harvey M. Schwartz Executive Vice President and CFO	2016	1.85	5.45	—	12.71	20.0	70	64
	2015	1.85	5.75	6.7	6.7	21.0	70	64
Michael S. Sherwood *(retired)* Former Vice Chairman	2016	1.85/11.15**	—	7.0	—	20.0	100	64***
	2015	1.85/11.15	—	8.0	—	21.0	100	64***
Mark Schwartz *(retired)* Former Vice Chairman	2016	1.85	4.55	10.61	—	17.0	70	62
	2015	1.85	4.85	11.31	—	18.0	70	63

Note: Messrs. Cohn, Sherwood and Mark Schwartz retired from the firm as of December 31, 2016. (For more information regarding arrangements in connection with Mr. Cohn's departure, see pages 50-52; for more information regarding arrangements in connection with Messrs. Sherwood's and Mark Schwartz's departures, see page 64.) As of January 1, 2017, Mr. Harvey Schwartz was named the firm's President and Co-COO; he remains our CFO through April 2017, after which time he will assume the full responsibilities of his new role.

* With respect to the RSUs and PSUs awarded for 2016 annual compensation, the amount of units awarded to each NEO was determined by dividing the dollar value of the applicable compensation amount by the closing price of our Common Stock on the grant date ($231.41 on January 19, 2017). This resulted in grants as follows: Mr. Blankfein – 69,142 PSUs; Mr. Cohn – 54,903 RSUs; Mr. Harvey Schwartz – 54,903 PSUs; Mr. Sherwood – 24,654 RSUs (in respect of his fixed allowance) and 30,250 RSUs (in respect of his variable compensation); and Mr. Mark Schwartz – 45,828 RSUs.

** For 2016, Mr. Sherwood, who was based in the U.K., received a cash salary of $1.85 million and a fixed allowance of $11.15 million, payable approximately 51% in equity-based awards (as described in the preceding footnote), with the remainder in cash. Mr. Sherwood received a higher level of fixed compensation than our U.S.-based NEOs in connection with applicable U.K. regulatory guidance. See page 46 for more details.

*** This percentage reflects the RSUs paid to Mr. Sherwood as annual variable compensation, as well as the fixed allowance described in the preceding footnote.

Say on Pay Feedback — Our Response Process

In connection with its determinations regarding 2016 NEO compensation, our Compensation Committee engaged in a robust process in order to respond to our 2016 Say on Pay vote. This process culminated in several changes to streamline our senior executive compensation structure.



2016 ANNUAL MEETING OUTREACH AND SAY ON PAY VOTE → **TARGETED SHAREHOLDER ENGAGEMENT** → **COMPENSATION COMMITTEE ASSESSMENT** → **COMPENSATION COMMITTEE ACTIONS**

SAY ON PAY FEEDBACK

- The firm's 2016 Say on Pay vote received the support of approximately 66% of our shareholders.
- Our Compensation Committee viewed this outcome as an indication that further engagement was needed; it also reevaluated the firm's senior executive compensation program.
- The Committee began by reviewing key themes that had been raised by stakeholders in recent years and evaluating the compensation program for our senior executives against these themes.
- The Committee commenced its evaluation process in June 2016 at its first meeting following our 2016 Annual Meeting. It directed a review process to be undertaken to assess industry-wide best practices and potential program modifications in response to stakeholder feedback.

TARGETED SHAREHOLDER ENGAGEMENT

- Additionally, we undertook an enhanced engagement effort throughout the fall of 2016.
- Through this process, we met with shareholders representing approximately 40% of our shares outstanding, as well as with other constituents, to discuss feedback on our executive compensation program.
- These efforts informed the Committee's discussions, and allowed the Committee to better assess stakeholder views as to how the themes identified by the Committee could best be addressed.

COMPENSATION COMMITTEE ASSESSMENT

- As a result of its evaluation, the Committee highlighted certain key areas of focus, which it discussed at its September and October meetings:
  - » Although the firm had introduced PSUs for 2014 in response to stakeholder feedback to add a metrics-based component of annual compensation, certain stakeholders expressed the view that the PSUs should include a relative performance component in addition to an absolute performance component in order to more closely tie compensation to the firm's performance relative to peers.
  - » While stakeholders had expressed support for the firm's comprehensive approach to ensuring that our senior executives are appropriately focused on the long-term success of the firm, certain stakeholders had expressed the view that, particularly after the introduction of PSUs, the LTIP was overly complex and it was difficult to assess the value of the awards prior to the end of the performance period.

COMPENSATION COMMITTEE ACTIONS

- Ultimately, after considering the range of perspectives provided by our stakeholders in connection with these key areas, our Compensation Committee made several changes to streamline our senior executive compensation structure (see following page).

Compensation Committee Actions

STAKEHOLDER FEEDBACK

- Overly complex compensation program for senior executives (e.g., grant of LTIP awards in addition to annual compensation program, complexity in LTIP calculation mechanics, overlapping performance thresholds for LTIP and PSU awards)
- Metrics for performance-based pay measured only on absolute basis; no incentive tied to performance relative to peers
- Desire for a higher proportion of performance-based compensation

OUR COMPENSATION COMMITTEE'S RESPONSE

- ✓ Compensation structure **streamlined**; overlapping performance metrics eliminated
- ✓ LTIP grants **discontinued**
- ✓ PSUs **redesigned** to add **relative ROE component** that more closely ties compensation to performance relative to peers over a three-year performance period using **as reported financial results**
- ✓ For CEO and CFO, equity-based annual compensation paid **entirely in PSUs**, resulting in **significant increase** in percentage of variable compensation tied to ongoing performance metrics
- ✓ **80%** of CEO's 2016 annual variable compensation tied to ongoing performance metrics (compared to 35% for 2015)

CEO Year-End Compensation Decisions: 2015 vs. 2016

As part of its response to stakeholder feedback, our Compensation Committee streamlined our CEO's compensation structure:



2015

$21.0M ANNUAL
VARIABLE COMPENSATION
30% CASH
35% PSUS
35% RSUS
+
$7.0M LTIP AWARD

2016

$20.0M ANNUAL
VARIABLE COMPENSATION
20% CASH
80% REDESIGNED PSUS
LTIP Discontinued

- Bifurcated compensation structure; long-term performance-based pay awarded in both PSUs and LTIP grant
- 70% of annual variable compensation awarded in equity-based forms; 35% tied to ongoing performance metrics

- Streamlined compensation structure with all long-term performance-based pay now awarded in PSUs; overlapping performance metrics eliminated
- Equity-based component of annual variable compensation increased to 80% and awarded entirely in PSUs
- 80% of annual variable compensation tied to ongoing performance metrics

Redesigned PSUs – Key Facts

- PSUs represent 100% of the 2016 year-end equity-based compensation granted to our CEO and CFO
- PSUs will be paid at 0-150% of the initial award based on our average ROE (using as reported financial results) over 2017–2019, using both absolute and relative metrics as described in the below table
  - » Historic PSUs awarded for prior years are structured to pay at 0–150% of the initial award using absolute metrics only
  - » Our Compensation Committee continues to believe ROE is the appropriate risk-based metric for the PSUs because it is an important indicator of the firm's operating performance

3-YEAR AVERAGE ABSOLUTE ROE (AS REPORTED)	% EARNED*
<4%	0%
4% to <14%	Based on relative ROE; see scale at right
≥ 14%	150%

3-YEAR AVERAGE RELATIVE ROE (AS REPORTED)	% EARNED*
<25th percentile	25%
25th percentile	50%
50th percentile	100%
≥ 75th percentile	150%

* % earned is scaled if performance is between specified thresholds

- For purposes of the relative ROE metric, our peer group consists of Bank of America, Citigroup, JPMorgan Chase, Morgan Stanley, Barclays, Credit Suisse, Deutsche Bank and UBS (i.e., our U.S. Peers and European Peers)
  - » This peer group was selected to represent firms that have a significant presence in the global investment banking business and balance sheet and capital considerations similar to those of Goldman Sachs
- Our Compensation Committee has discretion to cap the percentage earned under the PSUs at 100% if our average ROE over the performance period is between 4–6% (regardless of our relative ROE)
- After the end of the performance period, the PSUs will settle one-half in cash and one-half in "Shares at Risk" (i.e., stock received from PSUs (after applicable tax withholding) will be subject to transfer restrictions through January 2022, five years from the grant date)
  - » Our Compensation Committee determined to settle the PSUs partially in cash in consideration of the extensive share holding requirements already applicable to our CEO and CFO (see page 48 for additional detail)

How Our Compensation Committee Made Its Decisions

- Our Compensation Committee made its annual compensation determinations for our NEOs in the context of our Compensation Principles, which encompass a pay for performance philosophy (see page 43 for more detail).

- After consideration of various data, including an analysis of peer company compensation, the Committee determined that 2015 compensation amounts were appropriate to use as a baseline for 2016 decisions.

- Based on its assessment of the factors described on the following pages, the Committee determined that total annual 2016 compensation for each NEO should be reduced by approximately 4–6%.

2016 Firmwide Performance

The Committee determined a reduction in NEO compensation for 2016 was appropriate in light of, among other factors, the firm's decrease in net revenues compared to 2015, primarily due to the challenging operating environment during the first half of 2016, particularly during the first quarter. However, the Committee also took into consideration the following factors in determining the amount of the reduction:

- The firm's financial results, which reflected strong performance in the second half of 2016 and relative to the firm's U.S. Peers and European Peers;

- The firm's disciplined expense management, including the lowest annual non-compensation expenses since 2007 and the completion of a savings initiative resulting in a reduction of approximately $900 million in run-rate compensation;

- Our strong financial position with respect to year-end capital ratios and liquidity levels;

- The firm's strong capital return to shareholders, including the prudent use of share repurchases, which resulted in the firm's lowest ever basic share count;

KEY FIRMWIDE FINANCIAL PERFORMANCE METRICS CONSIDERED BY OUR COMPENSATION COMMITTEE

9.4% — Our **ROE** was approximately 150 basis points higher than our U.S. Peer average and approximately 900 basis points higher than our European Peer average

6.7%* — Our **BVPS** was $182.47 as of December 31, 2016

19%* — **Total operating expenses** were the lowest since 2008

8%* — **Compensation and benefits expense** declined, reflecting a decrease in net revenues and the impact from savings initiatives

* Percentages reflect change vs. 2015

- Our continued #1 position in announced and completed M&A league tables, our top 3 ranking in equity underwriting and improved positioning in debt underwriting league tables;

- The strength in our Investment Management business, where the firm achieved record assets under supervision;

- Each NEO's individual performance, including continued strength in establishing a "tone at the top" which focused on, among other items, the firm's culture of adaptability, client service, risk management (including reputational risk) and emphasis on the importance and performance of the firm's "control side"; and

- The strategic vision of our senior leadership, including the launch of a new consumer lending platform (Marcus by Goldman Sachs).

In assessing our financial performance, the Committee reviewed EPS, BVPS and ROE, as well as our stock price performance, pre-tax earnings, net revenues, net earnings, compensation and benefits expense, non-compensation expense and Compensation Ratio. The Committee focused on EPS, BVPS and ROE as the appropriate risk-adjusted measures of our operating performance and ability to generate shareholder value in 2016. All metrics were considered on a year-over-year basis, as well as relative to our U.S. Peers and European Peers and in the context of the broader environment in which the firm operates.

Our Compensation Committee places substantial importance on firmwide performance metrics when assessing NEO compensation amounts. Firmwide performance is considered by the Committee in a holistic manner without ascribing specific weights to any single financial metric.

2016 Individual Performance

Our Compensation Committee also considered key individual performance highlights and achievements of each of our NEOs in connection with determining his 2016 annual compensation. Our NEOs are evaluated under our 360° Review Process, which includes feedback in key areas such as those summarized in the graphic below:


360°
REVIEW PROCESS
Includes confidential input from employees, including those who are senior to, peers of and junior to the employee being reviewed
RISK MANAGEMENT & FIRM REPUTATION
CONTROL-SIDE EMPOWERMENT
JUDGMENT
COMPLIANCE WITH FIRM POLICIES
COMMERCIAL CONTRIBUTIONS
CULTURE CARRIER
DIVERSITY AND INCLUSION
COMMUNICATION
LEADERSHIP & PEOPLE DEVELOPMENT
CLIENT FOCUS

CEO

Under the direction of our Lead Director, our Governance Committee evaluated the performance of our CEO, including a summary of his evaluation under the 360° Review Process (see page 30 for more detail). Our Compensation Committee considered this evaluation and also discussed our CEO's performance as part of its executive session to determine his compensation.

Other NEOs

Our CEO discussed the performance of our other NEOs, including a summary of their evaluations under the 360° Review Process, with our Compensation Committee. In addition, our CEO submitted variable compensation recommendations to the Committee for our other NEOs, but did not make recommendations about his own compensation.



Lloyd C. Blankfein
Chairman and CEO

KEY RESPONSIBILITIES

Our Chairman and CEO is responsible for managing our business operations and overseeing our senior leaders. He leads the implementation of corporate policy and strategy and is the primary liaison between our Board and the management of our firm. In addition to his role as the leader of our organization and people, he also serves as the primary public face of our firm.

KEY PERFORMANCE ACHIEVEMENTS

- Led the firm's strong relative financial performance; after the challenging operating environment in the first half of 2016, second half net revenues grew 16% year-over-year.
- Continued to place a heightened focus on client engagement, including in the technology and financial sectors.
- Devoted significant time and attention to succession planning considerations, enabling the firm to act quickly and efficiently in a number of executive transitions in late 2016 and early 2017.
- Served as an ongoing leader within the financial services industry with respect to engagement with the media and other external constituents.
- Demonstrated an unwavering commitment to the firm and its people.

2016 ANNUAL COMPENSATION MIX



18% variable cash compensation

9% base salary

73% PSUs

Equity-based awards represent 80% of 2016 annual compensation excluding base salary

---



Gary D. Cohn
Former President and COO *(retired from the firm effective December 31, 2016)*

KEY RESPONSIBILITIES

Our former President and COO was responsible for managing our day-to-day business operations and executing on firmwide priorities. He served as a key liaison to our clients.

KEY PERFORMANCE ACHIEVEMENTS

- Continued to extend client coverage, including with respect to clients of the firm's Securities Division and in the Asia Pacific (APAC) region.
- Served as an important touchpoint between the heads of the firm's revenue divisions and senior control-side personnel with respect to risk management and other matters.
- Served as chair of both our Firmwide Reputational Risk Committee and our Client and Business Standards Committee.
- Effectively led the firm's 2016 Participating Managing Director selection process by ensuring, among other factors, an appropriate emphasis on diversity and culture.

2016 ANNUAL COMPENSATION MIX



27% variable cash compensation

9% base salary

64% RSUs

Equity-based awards represent 70% of 2016 annual compensation excluding base salary

Note: Mr. Cohn was awarded RSUs, rather than PSUs, given his nomination to become Director of the NEC. See pages 50-52 for more detail.



Harvey M. Schwartz

Executive Vice President and CFO *(effective January 1, 2017, was named the firm's President and Co-COO; he remains as CFO during a transition period, after which time he will assume the full responsibilities of his new role)*

KEY RESPONSIBILITIES

Our CFO is responsible for managing the firm's overall financial condition, including our capitalization and our funding and liquidity profile. He is also responsible for financial analysis and reporting, as well as our operations and technology functions. He is a primary liaison to our investors.

KEY PERFORMANCE ACHIEVEMENTS

- Integrally involved in subjects of critical significance to the firm, including risk, capital, liquidity and reputational matters.
- Focused on enhancing the role of the firm's control side, both externally and internally.
- Played a key role in leading the firm's investor dialogue, particularly throughout the first half of 2016's challenging environment.
- Continued to serve as a crucial point of contact with a broad group of regulators on a range of issues impacting our firm, our clients and the industry.

2016 ANNUAL COMPENSATION MIX



27% variable cash compensation

9% base salary

64% PSUs

Equity-based awards represent 70% of 2016 annual compensation excluding base salary

---



Michael S. Sherwood

Former Vice Chairman and Co-CEO of Goldman Sachs International *(retired from the firm effective December 31, 2016)*

KEY RESPONSIBILITIES

Our former Co-CEO of Goldman Sachs International was responsible for the firm's business and activities in the Europe, Middle East and Africa (EMEA) region and in Growth Markets. He was a key leadership presence and liaison with EMEA regulators, particularly in the U.K.

KEY PERFORMANCE ACHIEVEMENTS

- Served as a key leader in addressing the initial impact of the U.K. "Brexit" vote on the firm, our clients and the financial services industry, with a special focus on risk management considerations.
- Effectively navigated the challenging environment in key growth markets, specifically focusing on a continued emphasis on reinforcing the firm's culture in the midst of geopolitical uncertainty.
- Played an important role in client engagement, particularly across the EMEA region.
- Continued to emphasize the importance of productive regulatory relationships, particularly with respect to conduct and culture issues.

2016 ANNUAL COMPENSATION MIX



27% fixed allowance (cash component)

9% base salary

64% RSUs (including fixed allowance)

Equity-based awards represent 70% of 2016 annual compensation excluding base salary

Note: Mr. Sherwood, who was based in the U.K., received a fixed allowance in connection with applicable U.K. regulatory guidance. See page 46 for more detail.



Mark Schwartz

Former Vice Chairman and Chairman of Goldman Sachs Asia Pacific *(retired from the firm effective December 31, 2016)*

KEY RESPONSIBILITIES

Our former Chairman of Goldman Sachs Asia Pacific was responsible for the firm's business and activities in the APAC region. He served as an important representative for the firm, particularly in China.

KEY PERFORMANCE ACHIEVEMENTS

- Maintained emphasis on building long-term client relationships in the APAC region while remaining committed to risk management.
- Served as an effective voice for the firm in key forums such as the US-China Business Council.
- Continued to develop a constructive dialogue with government leaders, including with respect to foreign policy, trade and regulatory matters.
- Devoted significant time and energy to important issues affecting the firm's culture, including mentorship and diversity.

2016 ANNUAL COMPENSATION MIX



27% variable cash compensation

11% base salary

62% RSUs

Equity-based awards represent 70% of 2016 annual compensation excluding base salary

KEY PAY PRACTICES

Our Compensation Committee considers the design of our executive compensation program to be integral to furthering our Compensation Principles, including paying for performance and effective risk management. The following chart summarizes certain of our key pay practices.

What We Do

✓ Align pay with firmwide performance, including through use of RSUs and PSUs

✓ Tie 100% of equity-based compensation granted to our CEO and CFO to ongoing performance metrics

✓ Engage proactively with shareholders

✓ Review and carefully consider stakeholder feedback in structuring executive compensation

✓ Grant equity-based awards as a significant portion of our NEOs' annual variable compensation (for 2016, at least 70%)

✓ Apply significant share holding requirements through:

   » Stock Ownership Guidelines for NEOs

   » Retention requirements for PMDs

   » "Shares at Risk" underlying year-end equity-based awards; transfer restrictions apply for five years after grant date to all or substantially all shares delivered to our NEOs (after applicable tax withholding) even if the NEO leaves our firm

✓ Exercise judgment responsive to the cyclical nature of our business

✓ Apply clawback policy to variable compensation awards

✓ Provide for annual assessment by our CRO of our compensation programs to ensure programs do not encourage imprudent risk-taking

✓ Utilize an independent compensation consultant

What We Don't Do

✘ No employment, "golden parachute" or severance agreements with our executive officers

✘ No guaranteed bonus arrangements with our executive officers

✘ No tax gross-ups for our executive officers

✘ No repricing of underwater stock options

✘ No excessive perquisites

✘ No ongoing pension benefit accruals for executive officers

✘ No hedging transactions or short-sales permitted for any executive officer

FRAMEWORK FOR COMPENSATION DECISIONS

Our Compensation Committee continues to believe that, in order to achieve our overarching goal of enhancing shareholder value while promoting the safety and soundness of our firm, it is important to retain discretion when determining compensation amounts for our senior executives and tying such compensation to ongoing performance metrics where appropriate.

Benefits of Discretionary Elements within our Compensation Program

- Our business is dynamic and requires us to respond rapidly to changes in our operating environment. A rigid, formulaic program based on metrics could hinder our ability to do so and could have unintended consequences.

- Our program is designed to encourage executives to act prudently on behalf of both shareholders and clients, regardless of prevailing market conditions. This goal could be compromised by a strictly formulaic program, which might incentivize executives to place undue focus on achieving specific metrics at the expense of others.

- Strictly formulaic compensation would not permit adjustments based on less quantifiable factors such as unexpected external events or individual performance.

- Equity-based awards comprise a significant portion of annual variable compensation for our NEOs and help to ensure long-term alignment without the disadvantages of purely formulaic compensation.

Our Compensation Committee has listened to shareholder feedback and made changes to our compensation program over time, which have helped to ensure that our executive compensation program continues to be appropriately aligned with our Compensation Principles.

Our Compensation Principles

Our Compensation Principles guide our Compensation Committee in its review of compensation at our firm, including the Committee's determination of NEO compensation. The full text of our Compensation Principles is available on our public website at www.gs.com/corpgov. Key elements of the Compensation Principles include:

PAYING FOR PERFORMANCE	ENCOURAGING FIRMWIDE ORIENTATION AND CULTURE	DISCOURAGING IMPRUDENT RISK-TAKING	ATTRACTING AND RETAINING TALENT
Firmwide compensation should directly relate to firmwide performance over the cycle.	Employees should think and act like long-term shareholders, and compensation should reflect the performance of the firm as a whole.	Compensation should be carefully designed to be consistent with the safety and soundness of our firm. Risk profiles must be taken into account in annual performance reviews, and factors like liquidity risk and cost of capital should also be considered.	Compensation should reward an employee's ability to identify and create value, but the recognition of individual performance should be considered in the context of the competitive market for talent.

Compensation Committee Framework to Determine NEO Compensation

In addition to our Compensation Principles, our Compensation Committee is guided by our Compensation Framework, which more broadly governs the variable compensation process for employees who have the ability to expose the firm to material amounts of risk (such as our NEOs). Pursuant to the Compensation Framework, our Committee considered the following information in determining the amount and form of variable compensation to be awarded to each of our NEOs (firmwide financial performance and individual performance are discussed above on pages 37-41):



Firmwide Financial Performance
Individual Performance
Stakeholder Feedback
CRO Input and Risk Management
Market for Talent
Regulatory Considerations
Independent Compensation Consultant
COMPENSATION COMMITTEE DECISIONS

Stakeholder Feedback

- In making NEO compensation decisions, our Compensation Committee reviews and carefully considers:
  - » Specific feedback received from shareholders and other constituents; and
  - » The results of our Say on Pay votes.
- As described on pages 34-35 above, our Compensation Committee took the results of our most recent Say on Pay vote into account in evaluating NEO compensation which resulted in several changes, including the discontinuation of LTIP grants and the redesign of our PSUs.

Risk Management

- Effective risk management underpins everything that we do, and compensation is carefully designed to be consistent with the safety and soundness of our firm.
- Our CRO presents his annual risk assessment jointly to our Compensation Committee and our Risk Committee in order to assist them with evaluating the design of our program.
  - » This assessment is focused on whether our program is consistent with regulatory guidance requiring that financial services firms ensure that variable compensation does not encourage imprudent risk-taking.
  - » Our CRO's view was that the various components of our compensation programs and policies work together to balance risk and reward in a manner that does not encourage imprudent risk-taking.

Market for Talent

- Our Compensation Committee reviews the competitive market for talent as part of its review of our compensation program's effectiveness in attracting and retaining talent, and to help determine our NEOs' compensation.
  - » Our goal is always to be in a position to appoint people from within the firm to our most senior leadership positions and our executive compensation program is intended to incentivize our people to stay at Goldman Sachs and to aspire to these senior roles.
- The Committee conducts an evaluation of our existing NEO compensation program, comparing it to that of our U.S. Peers and European Peers.
  - » A reevaluation of this peer group by the Committee in 2016 led to the elimination of American Express Company and Wells Fargo & Company given that they do not have a significant presence in the global investment banking business or balance sheet and capital considerations similar to those of the firm.
- This evaluation is performed with information and assistance from our Global Head of Human Capital Management (HCM), and is based on information on compensation (including plan design and compensation levels for named executive officers at peer firms) and financial performance obtained from an analysis of public filings by our Finance and HCM Divisions, as well as compensation surveys conducted by Willis Towers Watson.

Regulatory Considerations

- Our Compensation Committee also considers regulatory matters and the views of our regulators when determining NEO compensation. Throughout 2016, our senior management briefed the Committee on relevant regulatory developments.

Independent Compensation Consultant Input

- Our Compensation Committee recognizes the importance of using an independent compensation consulting firm that is appropriately qualified and that provides services solely to our Committee and not to our firm. Accordingly, the Committee again retained Semler Brossy as its independent compensation consultant in 2016.

- The Committee uses Semler Brossy because of the quality of its advice as well as its:

  » Extensive experience working with a broad cross-section of companies;

  » Multi-faceted business perspective; and

  » Expertise in the areas of executive compensation, management incentives and performance measurement.

- In 2016, the Committee asked Semler Brossy to assess our compensation program for our PMDs, including our NEOs.

VIEWS OF INDEPENDENT COMPENSATION CONSULTANT

"The PMD pay program has continued to:

- *Be aligned with, and sensitive to, firm performance;*

- *Contain features that reinforce significant alignment with shareholders and a long-term focus; and*

- *Utilize policies and procedures, including subjective determinations, that facilitate the firm's approach to risk taking and risk management by supporting the mitigation of known and perceived risks."*

- Semler Brossy did not recommend, and was not involved in determining, the amount of any NEO's compensation.

- In addition to providing its assessment of our compensation program for PMDs, Semler Brossy also participated in the discussion of our CRO's compensation-related risk assessment and reviewed the peer compensation and financial information provided to the Committee by our Finance Division, our HCM Division and Willis Towers Watson (as described above).

In February 2016, our Compensation Committee determined that Semler Brossy had no conflicts of interest in providing services to the Committee and was independent under the factors set forth in the NYSE rules for compensation committee advisors based on these factors:

Semler Brossy provides services only to the Committee (and not to our firm).	Semler Brossy has no significant business or personal relationship with any member of the Committee or any executive officer.	The fees our firm paid to Semler Brossy are not material to Semler Brossy's total revenues.	None of Semler Brossy's principals owns any shares of our Common Stock.

OVERVIEW OF COMPENSATION ELEMENTS

Fixed Compensation

- Fixed compensation provides our NEOs with a predictable level of income that is competitive with our peers.

- We made no changes to NEO base salaries, and our Compensation Committee believes that these salary levels are competitive in the market for talent.

- The requirements of the European Union's Fourth Capital Requirements Directive (CRDIV) impact the amount of variable compensation that is permitted to be granted to certain U.K. employees. Mr. Sherwood received a fixed allowance of $11.15 million for 2016, in addition to his base salary (the same amount as he had received for 2015).

  » In order to align the equity component of Mr. Sherwood's overall 2016 compensation with that of the other NEOs, this fixed allowance was paid approximately 51% in RSUs, with the remainder paid in cash.

  » The fixed allowance RSUs will deliver as Shares at Risk in three approximately equal installments in each of 2018, 2019 and 2020. Substantially all of the Shares at Risk delivered to Mr. Sherwood (after applicable tax withholding) will be restricted from sale until January 2022. However, as required by regulatory guidance, these fixed allowance RSUs are not subject to the clawback and forfeiture provisions that apply to year-end RSUs (e.g., cause and/or non-compete provisions).

Annual Variable Compensation

- Variable compensation provides our NEOs with the opportunity to realize cash and equity-based incentives that are aligned with firmwide and individual performance. Amounts were determined based on our Compensation Committee's assessment of firmwide and individual performance, among other factors.

- In 2016, we paid annual variable compensation to our NEOs in the form of cash, RSUs or PSUs. Certain material terms of each of the equity-based components are summarized below. Additional detail regarding other material terms is provided as follows:

  » Clawback and forfeiture provisions are described more fully on pages 48-49; and

  » Treatment upon a termination of employment or change-in-control is described more fully in —*Executive Compensation—Potential Payments Upon Termination or Change-in-Control* on pages 63-66.

Annual Variable Compensation – RSUs – Overview of Material Terms

- Provide recipient with annual equity-based incentives; value tied to firm performance through stock price
- Vested at grant; underlying shares are generally delivered in three approximately equal installments on first, second and third anniversaries of grant
  » For Mr. Sherwood, pursuant to regulatory requirements applicable to U.K. employees designated as "Senior Managers," underlying shares will be delivered in five approximately equal installments on the third through seventh anniversaries of grant
- Shares underlying RSUs are Shares at Risk, meaning that, for our NEOs, transfer restrictions apply for five years after grant date to all or substantially all Shares at Risk that are delivered (after applicable tax withholding)
  » Approximately 50% of underlying shares are transferable upon delivery to permit NEOs to satisfy tax withholding obligations
  » For Mr. Sherwood, Shares at Risk delivered on or after the fifth anniversary of grant will be subject to transfer restrictions for approximately six months following delivery
- Transfer restrictions generally prohibit sale, transfer, hedging or pledging of underlying Shares at Risk, even if the NEO leaves our firm (subject to limited exceptions; see pages 63-66 for more detail)
- Transfers may be permitted in limited circumstances (for example, gifts to estate planning entities) so long as the Shares at Risk continue to be subject to the underlying terms
- Each RSU includes a dividend equivalent payment right

Annual Variable Compensation – PSUs – Overview of Material Terms

- Provide recipient with annual variable compensation that has a metrics-based outcome; value tied to firm performance both through stock price and metrics-based structure

- PSUs will be paid at 0-150% of the initial award based on our average ROE over 2017-2019 using both absolute and relative metrics; see page 36 for more detail on calculation methodology

  » Our Compensation Committee has discretion to cap the percentage earned under the PSUs at 100% if our average ROE over the performance period is between 4-6% (regardless of our relative ROE)

- Awards will be settled in 2020, with 50% settled in cash based on the average closing price of our Common Stock over a ten trading day period, and 50% settled in Shares at Risk (i.e., stock received from PSUs (after applicable tax withholding) will be subject to transfer restrictions through January 2022, five years from the grant date)

  » Transfer restrictions generally prohibit sale, transfer, hedging or pledging of underlying Shares at Risk, even if the NEO leaves our firm (subject to limited exceptions; see pages 63-66 for more detail)

  » Transfers may be permitted in limited circumstances (for example, gifts to estate planning entities) so long as the Shares at Risk continue to be subject to the underlying terms

- Average ROE is the average of the annual ROE for each year during the performance period

  » Annual ROE for the firm is calculated as annualized net earnings applicable to common shareholders divided by average common shareholders' equity, as publicly reported by the Corporation in its annual report

  » For purposes of determining ROE of our peers, annual ROE is as reported in the peer company's publicly disclosed annual report, rounded to one decimal place

  » If a peer company's ROE is not available in this form, its ROE will be its annualized net earnings applicable to common shareholders divided by average common shareholders' equity and will be calculated using available publicly-disclosed information

- If necessary or appropriate to maintain intended economics of PSUs, our Compensation Committee may make adjustments based on publicly available data:

  » To the firm's or a peer company's ROE as it deems equitable in light of changed circumstances (e.g., unusual or non-recurring events resulting from accounting changes, changes in capital structure, or a material change in the firm's or a peer company's revenue mix or business activities); and/or

  » To the applicable peer group in certain specified circumstances (e.g., a merger or a material change in a peer company's revenue mix or business activities)

- Each PSU includes a cumulative dividend equivalent payment right payable only if and when the underlying PSU award is earned

Long-Term Performance Incentive Plan

- As described above on pages 34-35, after ongoing discussions throughout the summer and fall of 2016 our Compensation Committee determined to discontinue grants of LTIP awards.

- With respect to LTIP awards made in prior years, our Compensation Committee felt it appropriate to continue with its original expectation, established in January of 2015, that all LTIP awards have an eight-year performance period except in limited circumstances. Accordingly, the Committee determined in December 2016 that the LTIP awards originally granted to each of our NEOs in January 2015 would have a performance period ending in December 2022, instead of December 2017.

OTHER COMPENSATION POLICIES AND PRACTICES

Stock Ownership Guidelines and Retention Requirements

■ Based on our Compensation Committee's recommendation and taking into account stakeholder feedback, in January 2015 our Board adopted Stock Ownership Guidelines to supplement the longstanding retention requirements applied through our Shareholders' Agreement (described below). These guidelines apply to all of our NEOs, as well as any other individual in a Senior Executive position, and provide that:

» Our CEO must retain beneficial ownership of a number of shares of Common Stock equal in value to 10x his base salary for so long as he remains our CEO; and

» Each other executive subject to the Stock Ownership Guidelines must retain beneficial ownership of a number of shares of Common Stock equal in value to 6x his base salary for so long as he remains in a Senior Executive position at the firm.

» Transition rules would apply in the event that an individual becomes newly appointed to a Senior Executive position.

■ Each of our continuing NEOs currently meets these Stock Ownership Guidelines.

■ Separate from the Stock Ownership Guidelines, our Shareholders' Agreement continues to impose retention requirements on each of our NEOs with respect to shares of Common Stock received in respect of equity awards.

» Our CEO is required, for so long as he holds that position, to retain (including, in certain cases, ownership through estate planning entities established by him) at least 75% of the shares of Common Stock received (net of payment of any option exercise price and withholding taxes) as compensation (After-Tax Shares) since becoming a Senior Executive.

» Similarly, each of our other NEOs is required, for so long as he holds a Senior Executive position, to retain at least 50% of After-Tax Shares received beginning in January 2015, and 75% of After-Tax Shares received as a Senior Executive prior to January 2015.

Clawback Policy

■ Our Compensation Committee adopted a clawback policy in January 2015 that formalized and expanded our longstanding clawback practices in a comprehensive, standalone policy. The policy applies to all of our NEOs, as well as any other individual in a Senior Executive position, and permits recovery of awards (including equity-based awards, underlying Shares at Risk, cash variable compensation and historical LTIP awards, as applicable) in certain circumstances.

■ The clawback policy also expands the Sarbanes-Oxley Clawback provisions to apply to variable compensation (whether cash- or equity-based) paid to any of our Senior Executives (even though the Sarbanes-Oxley Act provision on which it is based requires the clawback to apply only to our CEO and CFO).

■ As in prior years, 2016 year-end PSUs and RSUs (and underlying Shares at Risk) granted to our NEOs are subject to forfeiture or recapture by us in certain cases, even after applicable transfer restrictions lapse.

» If we determine that Shares at Risk may be recaptured after delivery, we can require the return of those shares to us or the repayment to us of the fair market value of the shares (including those withheld to pay withholding taxes) and any other amounts, such as dividends or dividend equivalents, paid or delivered in respect thereof.

■ 2016 year-end PSUs and RSUs (and, in certain cases, underlying Shares at Risk) granted to our NEOs provide for forfeiture or recapture if:

» The Committee determines that during 2016, the NEO participated (including, in certain cases, participation in a supervisory role) in actions on behalf of our firm or our clients without appropriately considering risk of any kind to our firm or the broader financial system, which have or reasonably could be expected to result in a material adverse impact on our firm, the NEO's business unit or the broader financial system;

» Our firm is determined by bank regulators to be "in default" or "in danger of default" as defined under the Dodd-Frank Wall Street Reform and Consumer Protection Act, or fails to maintain for 90 consecutive business days the required "minimum Tier 1 capital ratio" (as defined under Federal Reserve Board regulations);

  » The events covered by our Sarbanes-Oxley Clawback occur;

  » The NEO engages in conduct constituting "cause" (e.g., any material violation of any firm policy or conduct detrimental to our firm); or

  » The NEO associates with any business enterprise that competes with any portion of our business.

■ Mr. Sherwood's year-end RSUs (and, in certain cases, underlying Shares at Risk) are also subject to several additional clawback provisions mandated by U.K. regulatory guidance. These provisions contemplate clawback in the event of:

  » A material downturn in financial performance suffered by the firm or certain business units;

  » A material failure of risk management suffered by the firm or certain business units on or before December 31, 2023;

  » Serious misconduct that is sufficient to justify summary termination of employment under English law occurring on or before December 31, 2023 (to the extent not otherwise covered by the "cause" clawback described above); and

  » A failure of supervision (i.e., a forfeiture resulting from the serious misconduct of an employee over which Mr. Sherwood has supervisory responsibility, where the forfeiture relates to compliance, control or risk) that occurred during 2016.

Hedging Policy; Pledging of Common Stock

Our NEOs are prohibited from hedging any shares of our Common Stock, even shares they can freely sell, for so long as they remain executive officers. In addition, our NEOs and all other employees are prohibited from hedging their equity-based awards. Our employees, other than our executive officers, may hedge only shares of our Common Stock that they can otherwise sell. However, they may not enter into uncovered hedging transactions and may not "short" shares of our Common Stock. Employees also may not act on investment decisions with respect to our Common Stock except during applicable "window periods." None of our executive officers has any shares of Common Stock subject to a pledge.

Qualified Retirement Benefits

During 2016, each of our NEOs (other than Mr. Sherwood) participated in The Goldman Sachs 401(k) Plan (401(k) Plan), which is our U.S. broad-based tax-qualified retirement plan. In 2016 these individuals were eligible to make pre-tax, and/or "Roth" after-tax, contributions to our 401(k) Plan and receive a dollar-for-dollar matching contribution from us on the amount they contribute, up to a maximum of $10,600. For 2016 these individuals each received a matching contribution of $10,600.

Mr. Sherwood has not participated in The Goldman Sachs UK Retirement Plan (GS U.K. Pension Plan) since April 2006, when he elected not to accrue any future pension benefits in respect of his continuing service with the firm. The firm provides each employee who has opted out of future participation in the GS U.K. Pension Plan, including Mr. Sherwood, with an annual payment in lieu of his or her participation. For employees who opted out in April 2006, including Mr. Sherwood, the amount of this payment is $27,027, which has remained fixed since 2006 and is approximately equal to the firm's annual cost in respect of each such employee's participation in the GS U.K. Pension Plan at that time.

Perquisites and Other Benefits

Our NEOs received in 2016 certain benefits that are considered "perquisites" for purposes of the SEC rules regarding compensation disclosure. While our Compensation Committee was provided with the estimated value of these items, it determined, as in prior years, not to give these amounts significant consideration in determining our NEOs' 2016 variable compensation.

During 2016, we made available to each of these individuals (other than Mr. Sherwood) a car and driver and, in some cases, other services for security and/or business purposes. Car and driver services were contracted through a third party for Mr. Mark Schwartz. We also offered our NEOs benefits and tax counseling services, generally provided or arranged by our subsidiary, The Ayco Company, L.P., to assist them with tax and regulatory compliance and to provide them with more time to focus on the needs of our business. Additionally, at our request, Mr. Mark Schwartz previously relocated to our Beijing office, and received international assignment-related benefits and tax equalization-related payments in connection with that arrangement.

Our PMDs, including our NEOs, participate in our executive medical and dental program and receive executive life insurance while they remain PMDs. Our PMDs, including our NEOs, also receive long-term disability insurance coverage. Our NEOs are also eligible for a retiree health care program and receive certain other perquisites, some of which have no incremental cost to us. See "All Other Compensation" and footnote (b) in —*Executive Compensation—2016 Summary Compensation Table.*

Section 162(m)

Under current law, our U.S. federal corporate tax deduction for compensation paid to certain of our NEOs is limited to $1 million of non-performance-based compensation. Our NEOs' variable compensation for 2016, including equity-based awards, is determined under The Goldman Sachs Amended and Restated Restricted Partner Compensation Plan (RPCP), which is our shareholder-approved plan under which we pay variable compensation to members of our Management Committee, including our NEOs. The RPCP provides for a maximum amount of variable compensation determined pursuant to a formula contained in the RPCP, with the Compensation Committee retaining the discretion to pay less than the formula amount. Amounts awarded pursuant to the RPCP are intended to constitute qualified performance-based compensation under Section 162(m) of the Internal Revenue Code (which does not count against the $1 million deduction limit). However, we may decide to pay non-deductible variable compensation. In addition, because salaries are not considered performance-based compensation under Section 162(m), salaries paid to our NEOs in excess of $1 million are not fully tax deductible by us.

DETERMINATIONS REGARDING MR. GARY COHN

- In connection with the announcement by then-President-Elect Trump that he intended to appoint Mr. Cohn as Director of the NEC, Mr. Cohn resigned as our President and Chief Operating Officer effective December 31, 2016.

- On January 22, 2017, Mr. Cohn received guidance from the White House Office of General Counsel, in coordination with the U.S. Office of Government Ethics (the Ethics Guidance), in connection with his anticipated appointment.

  » The Ethics Guidance addressed certain actions that needed to be taken for Mr. Cohn to sever his financial interests relating to Goldman Sachs, consistent with the requirements of applicable U.S. federal ethics laws and in order for Mr. Cohn to fulfill the full range of his duties as Director of the NEC.

- Our Compensation Committee discussed these matters at both of its December 2016 meetings and its January 2017 meeting. After it was confirmed that the Ethics Guidance was consistent with the approach previously discussed and agreed to by the Compensation Committee, a special committee comprised of certain members of the Compensation Committee (the Special Committee) met on January 22, 2017 to formally act on these matters in order to permit Mr. Cohn to commence employment in the U.S. government.

2016 Year-End Compensation

- As described above, Mr. Cohn received total 2016 compensation of $20 million, comprised of year-end variable compensation of $18.15 million and base salary of $1.85 million.

  » In anticipation of Mr. Cohn's pending appointment, his equity-based grant was made in the form of RSUs instead of PSUs. This allowed the firm to settle the award in a timely manner prior to Mr. Cohn entering government service, as required by the Ethics Guidance. This resulted in a grant to Mr. Cohn of 54,903 RSUs based on the closing price of our Common Stock on January 19, 2017. The remainder of his year-end variable compensation was paid in cash.

  » Given that Mr. Cohn served as our President and COO for all of 2016 and continued to exhibit outstanding leadership throughout that time, the Committee believed it was appropriate to compensate Mr. Cohn for a full year of service to the firm.

  » The factors that informed the Committee's decision regarding Mr. Cohn's 2016 year-end compensation amount are described above on pages 37-39.

Treatment of Outstanding RSUs and Shares at Risk

- In order to avoid a potential conflict of interest, the Ethics Guidance confirmed that U.S. federal ethics laws required Mr. Cohn to divest his holdings of our Common Stock.

- In addition to the RSUs granted to Mr. Cohn for his 2016 year-end compensation described above, Mr. Cohn held 96,572 RSUs and an additional 99,909 Shares at Risk, all of which were already fully vested. In the event that he had simply retired from the firm, the awards would have remained outstanding and would have been delivered to him in due course pursuant to their existing terms.

- Pursuant to the standard terms of the firm's equity incentive plan and underlying year-end equity-based award agreements, all of Mr. Cohn's RSUs and Shares at Risk contained a "Conflicted Employment" provision that provides for the automatic delivery of the awards and the release of applicable transfer restrictions as needed to avoid conflicts in connection with the recipient's employment in the U.S. government. Consistent with these terms, it was determined that Mr. Cohn's position as Director of the NEC constituted "Conflicted Employment."

- Accordingly, on January 23, 2017, Mr. Cohn received delivery of the shares of our Common Stock underlying all of his outstanding RSUs, and the transfer restrictions were released on all Shares at Risk. This permits Mr. Cohn to divest himself from these interests.

Treatment of LTIP and PSU Awards

- At the time of his departure, Mr. Cohn held:

  - » Historical LTIP awards granted each year from January 2011 through January 2016; and

  - » Historical PSUs awarded as part of 2014 and 2015 year-end compensation.

- The Ethics Guidance did not permit Mr. Cohn to continue to hold the LTIP awards or PSUs. Accordingly, the Compensation Committee determined it was appropriate for these awards to be settled prior to Mr. Cohn's commencement of employment in the U.S. government.

- Mr. Cohn was fully vested in these awards and, in the event that he had simply retired from the firm, the awards would have remained outstanding and would have been paid in due course following the completion of the applicable performance period.

- In order to comply with the Ethics Guidance and to avoid any actual or perceived conflict of interest, and given his longstanding leadership position at the firm, his history of outstanding contributions to the firm's business and culture and his commitment to maintaining strong client relationships, consistent with the approach discussed and agreed to by the Compensation Committee at its December 2016 and January 2017 meetings, the Special Committee amended the LTIP awards and PSUs to shorten each performance period to end on December 31, 2016 and to settle the awards on January 23, 2017.

- Based on these amendments, Mr. Cohn received a cash payment of $46,999,103 in respect of his LTIP awards. He also received a cash payment of $18,032,250 in respect of his PSUs (which reflected both the value of the earned PSUs, determined based on the closing price of our Common Stock on January 20, 2017, and the accrued dividend equivalents underlying those earned PSUs). For more information on the calculations that applied to each award, please see "Calculations Applicable to Mr. Cohn's LTIP Awards" in —*Executive Compensation—2016 Summary Compensation Table* with respect to the LTIP awards and footnote (b) in —*Executive Compensation—2016 Option Exercises and Stock Vested* with respect to the PSUs.

Treatment of Legacy Non-Qualified Deferred Compensation Plan

- The Ethics Guidance also confirmed that U.S. federal ethics laws did not permit Mr. Cohn to continue to participate in the firm's legacy non-qualified deferred compensation plan (NQDC Plan), which could otherwise be perceived to present a conflict of interest in his new role.

- Accordingly, Mr. Cohn's participation in the NQDC Plan was terminated by the Special Committee. His plan balance as of December 31, 2016 (which was $2,868,327), less $41,172 in applicable fees charged on distribution pursuant to the existing terms of the NQDC Plan, was paid to him shortly thereafter.

Treatment of Certain Firm-Managed Fund Investments

■ Similarly, the Ethics Guidance confirmed that U.S. federal ethics laws required Mr. Cohn and his wife to divest their investments in certain private equity and hedge funds managed by the firm.

■ Mr. Cohn and his wife redeemed their investments in certain of these funds in accordance with the standard redemption provisions applicable to these investments, which resulted in a total payment upon redemption of approximately $9.4 million.

■ Additionally, for those fund interests which could not be redeemed in a timely manner, the Special Committee approved the firm's repurchase of these investments from Mr. Cohn and his wife at a price based on the net asset values of these investments as of December 31, 2016, but reflecting a discount due to the relative illiquidity of certain of these investments, among other factors. Mr. Cohn and his wife will receive payment for these interests once the applicable year-end valuations, which are performed annually in the ordinary course of business, are finalized. Based on the most recent available data, the discounted value of these interests is estimated to be approximately $2.7 million.

Please see —*Executive Compensation—2016 Summary Compensation Table, —2016 Pension Benefits, —2016 Non-Qualified Deferred Compensation* and —*Potential Payments Upon Termination or Change-in-Control* for additional details regarding arrangements in connection with Mr. Cohn's departure.

GS GIVES

As a key element of the firm's overall impact investing platform, we established our GS Gives program to coordinate, facilitate and encourage global philanthropy by our PMDs. The firm contributed approximately $115 million for the 2016 GS Gives program, with PMD compensation being reduced to fund this contribution.

GS Gives underscores our commitment to philanthropy through diversified and impactful giving, harnessing the collaborative spirit of the firm's partnership, while also inspiring our firm's next generation of philanthropists. We ask our PMDs to make recommendations to us of not-for-profit organizations to receive grants from the firm's contributions to GS Gives.

Grant recommendations from our PMDs help to ensure that GS Gives invests in a diverse group of charities that improve the lives of people in communities where we work and live. We encourage our PMDs to make recommendations of grants to organizations consistent with GS Gives' mission of fostering innovative ideas, solving economic and social issues, and enabling progress in underserved communities globally. GS Gives undertakes diligence procedures for each donation and has no obligation to follow recommendations made to us by our PMDs.

In 2016, GS Gives accepted the recommendations of over 500 current and retired PMDs and granted over $131 million to over 2,000 not-for-profit organizations around the world. GS Gives made grants in support of a broad range of large-scale initiatives, including the Middle East Refugee Crisis, ongoing support of breast cancer education programs in Asia, and the launch of the "Analyst Impact Fund", a Partnership Committee-led initiative in which teams of analysts in all regions competed to win a GS Gives grant recommendation for charities of their choosing. The U.S. Dollar equivalent amounts donated in 2016 by GS Gives based on the following individuals' recommendations were: Mr. Blankfein – $4.1 million; Mr. Cohn – $5.3 million; Mr. Harvey Schwartz – $3.4 million; Mr. Sherwood – $3.5 million; and Mr. Mark Schwartz – $3.5 million.

Executive Compensation

The 2016 Summary Compensation Table below sets forth compensation information relating to 2016, 2015 and 2014. For a discussion of 2016 NEO compensation, please read —*Compensation Discussion and Analysis* above.

Pursuant to SEC rules, the 2016 Summary Compensation Table is required to include for a particular year only those equity-based awards granted <u>during</u> that year, rather than awards granted <u>after</u> year-end, even if awarded for services in that year. SEC rules require disclosure of cash compensation to be included in the year earned, even if payment is made after year-end.

Generally, we grant equity-based awards and pay any cash variable compensation for a particular year shortly after that year's end. Mr. Sherwood's fixed allowances were treated similarly. As a result, annual equity-based awards, cash variable compensation and Mr. Sherwood's fixed allowance are disclosed in each row of the table as follows:

2016

- "Salary" includes the cash-based component of Mr. Sherwood's fixed allowance **for 2016**

- "Bonus" is cash variable compensation **for 2016**

- "Stock Awards" are PSUs and RSUs awarded **for 2015** (including Mr. Sherwood's equity-based fixed allowance for 2015)

- PSUs and RSUs awarded for 2016 (including the equity-based component of Mr. Sherwood's fixed allowance for 2016) are **not** included because they were granted in January 2017

- "Non-Equity Incentive Plan Compensation" includes the payment of Mr. Cohn's LTIP awards, as described on page 51.

2015

- "Salary" includes the cash-based component of Mr. Sherwood's fixed allowance **for 2015**

- "Bonus" is cash variable compensation **for 2015**

- "Stock Awards" are PSUs and RSUs awarded **for 2014** (including Mr. Sherwood's equity-based fixed allowance for 2014)

2014

- "Bonus" is cash variable compensation **for 2014**

- "Stock Awards" are RSUs awarded **for 2013**

2016 SUMMARY COMPENSATION TABLE

NAME AND PRINCIPAL POSITION*	YEAR	SALARY ($)	BONUS ($)	STOCK AWARDS[a] ($)	NON-EQUITY INCENTIVE PLAN COM-PENSATION ($)	CHANGE IN PENSION VALUE ($)	ALL OTHER COMPENSATION[b] ($)	TOTAL ($)
Lloyd C. Blankfein Chairman and CEO	2016	2,000,000	4,000,000	13,867,044	—	2,524	337,330	20,206,898
	2015	2,000,000	6,300,000	13,909,078	—	—	377,074	22,586,152
	2014	2,000,000	7,333,333	12,495,134	—	8,602	325,843	22,162,912
Gary D. Cohn Former President and COO	2016	1,850,000	5,445,000	12,645,627	46,999,103[c]	618	269,541	67,209,889
	2015	1,850,000	5,745,000	12,739,520	—	—	253,780	20,588,300
	2014	1,850,000	6,716,667	11,394,314	—	2,033	237,070	20,200,084
Harvey M. Schwartz Executive Vice President and CFO	2016	1,850,000	5,445,000	12,645,627	—	235	164,099	20,104,961
	2015	1,850,000	5,745,000	12,739,520	—	—	200,282	20,534,802
	2014	1,850,000	6,716,667	11,394,314	—	753	216,063	20,177,797
Michael S. Sherwood Former Vice Chairman and Co-CEO of Goldman Sachs International	2016	7,295,000[d]	—	11,886,001	—	241,801	108,012	19,530,814
	2015	7,595,000	—	16,897,346	—	25,190	121,836	24,639,372
	2014	1,850,000	1,833,333	17,139,416	—	110,252	128,872	21,061,873
Mark Schwartz Former Vice Chairman and Chairman of Goldman Sachs Asia Pacific	2016	1,850,000	4,545,000	10,023,816	—	5,251	7,848,026	24,272,093
	2015	1,850,000	4,845,000	10,251,898	—	—	7,211,873	24,158,771
	2014	1,850,000	5,716,667	9,199,166	—	17,944	7,441,685	24,225,462

* Messrs. Cohn, Sherwood and Mark Schwartz retired from the firm as of December 31, 2016. As of January 1, 2017, Mr. Harvey Schwartz was named the firm's President and Co-COO; he remains our CFO through April 2017, after which time he will assume the full responsibilities of his new role.

(a) Amounts included for 2016 represent the grant date fair value, in accordance with the Financial Accounting Standards Board's Accounting Standards Codification 718 Compensation—Stock Compensation (ASC 718), of RSUs and PSUs granted in January 2016 for services in 2015 (2015 Year-End RSUs and 2015 Year-End PSUs, respectively). For Mr. Sherwood, 2015 Year-End RSUs also include the equity-based component of his 2015 fixed allowance (2015 Fixed Allowance RSUs). Grant date fair value for 2015 Year-End RSUs and 2015 Year-End PSUs is determined by multiplying the aggregate number of units by $151.65, the closing price per share of Common Stock on the NYSE on January 21, 2016, the grant date. The value for 2015 Year-End RSUs includes an approximately 11% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these 2015 Year-End RSUs. Amounts included for 2015 represent the grant date fair value, in accordance with ASC 718, of RSUs and PSUs granted in January 2015 for services in 2014 (2014 Year-End RSUs and 2014 Year-End PSUs, respectively). For Mr. Sherwood, 2014 Year-End RSUs also include (1) the short-term RSUs granted to him in accordance with applicable regulatory guidance in the U.K. (2014 Short-Term RSUs) and (2) the equity-based component of his 2014 fixed allowance (2014 Fixed Allowance RSUs). Grant date fair value for 2014 Year-End RSUs and 2014 Year-End PSUs is determined by multiplying the aggregate number of units by $175.63, the closing price per share of Common Stock on the NYSE on January 20, 2015, the grant date. The value for 2014 Year-End RSUs, other than Mr. Sherwood's 2014 Short-Term RSUs and the portion of his 2014 Fixed Allowance RSUs that was immediately transferable, includes an approximately 10% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these 2014 Year-End RSUs. Amounts included for 2014 represent the grant date fair value, in accordance with ASC 718, of RSUs granted in January 2014 for services in 2013 (2013 Year-End RSUs). Grant date fair value for 2013 Year-End RSUs is determined by multiplying the aggregate number of RSUs by $166.25, the closing price per share of Common Stock on the NYSE on January 28, 2014, the grant date, and, other than with respect to short-term 2013 Year-End RSUs granted to Mr. Sherwood as a result of applicable regulatory guidance in the U.K., includes a 15% liquidity discount to reflect the transfer restrictions on the Common Stock underlying these 2013 Year-End RSUs.

(b) The below chart, together with the accompanying narrative following footnote (d), describes the benefits and perquisites for 2016 contained in the "All Other Compensation" column above.

NAME	401(K) MATCHING CONTRIBUTION ($)	TERM LIFE INSURANCE PREMIUM ($)	EXECUTIVE MEDICAL AND DENTAL PLAN PREMIUM ($)	LONG-TERM DISABILITY INSURANCE PREMIUM ($)	EXECUTIVE LIFE PREMIUM ($)	BENEFITS AND TAX COUNSELING SERVICES* ($)	CAR** ($)
Lloyd C. Blankfein	10,600	118	76,511	746	29,419	53,038	59,475
Gary D. Cohn	10,600	118	76,511	746	17,308	93,616	53,572
Harvey M. Schwartz	10,600	118	37,702	746	11,961	47,079	51,141
Michael S. Sherwood***	—	174	13,228	1,294	10,989	54,436	—
Mark Schwartz****	10,600	118	25,135	746	24,693	49,456	5,389

*   Amounts reflect the incremental cost to us of benefits and tax counseling services provided by Ayco or by another third-party provider. For services provided by Ayco, cost is determined based on the number of hours of service provided by, and compensation paid to, individual service providers. For services provided by others, amounts are payments made by us to those providers.

**   Amounts reflect the incremental cost to us attributable to commuting and other non-business use. We made available to each of our NEOs (other than Mr. Sherwood) in 2016 a car and driver for security and business purposes. Car and driver services were contracted through a third party for Mr. Mark Schwartz. The cost of providing a car is determined on an annual basis and includes, as applicable, driver compensation, annual car lease, car rental or car service fees and insurance cost as well as miscellaneous expenses (for example, fuel and car maintenance).

*** Certain of the amounts for Mr. Sherwood have been converted from British Pounds Sterling into U.S. Dollars at a rate of 1.34825 Dollars per Pound, which was the average daily rate in 2016.

**** Certain of the amounts for Mr. Mark Schwartz have been converted from Chinese Yuan into U.S. Dollars at a rate of 6.6558 Yuan per Dollar, which was the average daily rate in 2016.

(c) Represents payment of Mr. Cohn's LTIP awards, as described on page 51. For information on the calculations applicable to each award, please see "Calculations Applicable to Mr. Cohn's LTIP Awards" on the following page.

(d) Represents Mr. Sherwood's salary ($1,850,000) and the cash component of his fixed allowance ($5,445,000).

Also included in the "All Other Compensation" column are amounts reflecting the incremental cost to us of providing our identity theft safeguards program for U.S. PMDs, assistance with certain travel arrangements, in-office meals and security services. We provide security (the incremental cost of which was $105,600 for Mr. Blankfein) for the benefit of our firm and our shareholders. We do not consider these security measures to be personal benefits but rather business-related necessities due to the high-profile standing of our NEOs.

Mr. Mark Schwartz previously relocated to our Beijing office at our request and, for 2016, received in-kind international assignment-related benefits of $30,718 and tax equalization-related payments of $7,700,000. The tax equalization-related payments were paid after year-end on a discretionary basis under the RPCP. The international assignment-related benefits were consistent with our Global Mobility Services program applicable to expatriate employees, and the tax equalization-related payments are intended to equalize Mr. Schwartz's net tax position with that of a similarly compensated employee in the United States.

For Mr. Sherwood, the amount in the "All Other Compensation" column also includes $27,027, which was the amount paid to him in lieu of his participation in the firm's U.K. retirement plan.

We provide our NEOs, on the same terms as are provided to other PMDs and at no incremental out-of-pocket cost to our firm, waived or reduced fees and overrides in connection with investments in certain funds managed or sponsored by Goldman Sachs, unused tickets to certain events and certain negotiated discounts with third-party vendors.

We make available to our NEOs, for business use, private aircraft from third-party vendors. Our policy is not to permit personal use of such aircraft by our NEOs except in connection with business trips where the NEO pays our firm for any additional costs. In situations where an NEO brings a personal guest as a passenger on a business-related fight, the NEO pays us an amount equal to the greater of: (a) the aggregate incremental cost to us of the usage by the guest, and (b) the price of a first-class commercial airline ticket for the same trip.

Calculations Applicable to Mr. Cohn's LTIP Awards

The final amounts payable under Mr. Cohn's LTIP awards were calculated as follows. In each case, the multipliers described below were applied to the notional value of the LTIP award, as adjusted for annual "ROE" each year, computed in accordance with the terms of the LTIP. For this purpose, "ROE" is calculated for each year by dividing net earnings applicable to common shareholders by average monthly common shareholders' equity, adjusted for the after-tax effects of amounts that would be excluded from "Pre-Tax Earnings" under the RPCP. The types of amounts that could be excluded from "Pre-Tax Earnings" include, but are not limited to, amounts related to: exit or disposal activities, impairment or disposal of long-lived assets or impairment of goodwill and other intangible assets, net provisions for litigation and other regulatory proceedings and items that are unusual in nature or infrequent in occurrence and that are separately disclosed, in each case if the aggregate net effect of such amounts on Pre-Tax Earnings exceeds a pre-established threshold (for relevant RPCP provisions, see page 3 of Exhibit 10.1 of our Quarterly Report on Form 10-Q for the period ended February 24, 2006, filed April 5, 2006).

- For the January 2011 LTIP award, which had an initial notional value of $7.0 million, an average "ROE" of 10.4% over the performance period and an average change in BVPS of 6.9% over the performance period resulted in the application of a 104.0% multiplier to the 50% of the award based on average "ROE" and a 99.4% multiplier to the 50% of the award based on average change in BVPS. The final award value was $12,870,832. Our Compensation Committee determined not to exercise its discretion to increase or decrease the final value of this award based on Mr. Cohn's individual performance. (This was the only award held by Mr. Cohn for which the Committee had this discretion.)

- For the February 2012 LTIP award, which had an initial notional value of $3.0 million, two separate calculations were applied given the increase in applicable performance thresholds that took effect following the first three years of the performance period; the resulting notional value following the application of the first multiplier served as the basis for the award's notional value for the remainder of the performance period (please see —*Compensation Discussion and Analysis—Long-Term Performance Incentive Plan* in our Proxy Statement for our 2014 Annual Meeting of Shareholders, dated April 4, 2014, for additional detail). For the period from January 2012 – December 2014, an average "ROE" of 11.5% and an average change in BVPS of 8.8% over this period resulted in the application of a 115.1% multiplier to the 50% of the award based on average "ROE" and a 117.9% multiplier to the 50% of the award based on average change in BVPS. For the period from January 2015 – December 2016, an average "ROE" of 10.6% and an average change in BVPS of 5.8% over this period resulted in the application of a 90.2% multiplier to the 50% of the award based on average "ROE" and an 88.0% multiplier to the 50% of the award based on average change in BVPS. The final award value was $5,283,534.

- For the January 2013 LTIP award, which had an initial notional value of $5.0 million, two separate calculations were applied given the increase in applicable performance thresholds that took effect following the first three years of the performance period; the resulting notional value following the application of the first multiplier served as the basis for the award's notional value for the remainder of the performance period (please see —*Compensation Discussion and Analysis—Long-Term Performance Incentive Plan* in our Proxy Statement for our 2015 Annual Meeting of Shareholders, dated April 10, 2015, for additional detail). For the period from January 2013 – December 2015, an average "ROE" of 11.9% and an average change in BVPS of 6.8% over this period resulted in the application of a 118.9% multiplier to the 50% of the award based on average "ROE" and a 97.5% multiplier to the 50% of the award based on average change in BVPS. For the period from January 2016 – December 2016, an average "ROE" of 9.4% and an average change in BVPS of 6.7% over this period resulted in the application of an 81.5% multiplier to the 50% of the award based on average "ROE" and a 96.9% multiplier to the 50% of the award based on average change in BVPS. The final award value was $7,395,509.

- For the February 2014 LTIP award, which had an initial notional value of $6.0 million, an average "ROE" of 11.1% over the performance period and an average change in BVPS of 6.2% over the performance period resulted in the application of a 93.3% multiplier to the 50% of the award based on average "ROE" and a 91.7% multiplier to the 50% of the award based on average change in BVPS. The final award value was $7,605,096.

- For the January 2015 LTIP award, which had an initial notional value of $6.7 million, an average "ROE" of 10.6% over the performance period and an average change in BVPS of 5.8% over the performance period resulted in the application of a 90.2% multiplier to the 50% of the award based on average "ROE" and an 88.0% multiplier to the 50% of the award based on average change in BVPS. The final award value was $7,307,388.

- For the January 2016 LTIP award, which had an initial notional value of $6.7 million, an average "ROE" of 9.4% over the performance period and an average change in BVPS of 6.7% over the performance period resulted in the application of an 81.5% multiplier to the 50% of the award based on average "ROE" and a 96.9% multiplier to the 50% of the award based on average change in BVPS. The final award value was $6,536,744.

2016 GRANTS OF PLAN-BASED AWARDS

The awards included in this table are LTIP awards, 2015 Year-End PSUs and 2015 Year-End RSUs, each granted in January 2016. **All of the grants reported in the table below were previously described in the Compensation Discussion & Analysis section of our Proxy Statement for our 2016 Annual Meeting of Shareholders (dated April 8, 2016).**

The following table sets forth plan-based awards granted in early 2016. In accordance with SEC rules, the table does not include awards that were granted in 2017. See —*Compensation Discussion and Analysis* above for a discussion of those awards.

NAME	GRANT DATE	ESTIMATED FUTURE PAYOUTS UNDER NON-EQUITY INCENTIVE PLAN AWARDS[a]			ESTIMATED FUTURE PAYOUTS UNDER EQUITY INCENTIVE PLAN AWARDS[b]			ALL OTHER STOCK AWARDS: NUMBER OF SHARES OF STOCK OR UNITS (#)[c]	GRANT DATE FAIR VALUE OF STOCK AWARDS ($)[d]
		THRESHOLD ($)	TARGET ($)	MAXIMUM ($)	THRESHOLD (#)	TARGET (#)	MAXIMUM (#)		
Lloyd C. Blankfein	1/19/2016	0	7,000,000	25,997,613[e]	—	—	—	—	—
	1/21/2016	—	—	—	0	48,467	72,701	—	7,350,021
	1/21/2016	—	—	—	—	—	—	48,467	6,517,023
Gary D. Cohn	1/19/2016	0	6,700,000	24,883,430[e]	—	—	—	—	—
	1/21/2016	—	—	—	0	44,198	66,297	—	6,702,627
	1/21/2016	—	—	—	—	—	—	44,198	5,943,000
Harvey M. Schwartz	1/19/2016	0	6,700,000	24,883,430[e]	—	—	—	—	—
	1/21/2016	—	—	—	0	44,198	66,297	—	6,702,627
	1/21/2016	—	—	—	—	—	—	44,198	5,943,000
Michael S. Sherwood	1/19/2016	0	6,700,000	24,883,430[e]	—	—	—	—	—
	1/21/2016	—	—	—	—	—	—	88,396	11,886,001
Mark Schwartz	1/19/2016	0	4,000,000	14,855,779[e]	—	—	—	—	—
	1/21/2016	—	—	—	—	—	—	74,547	10,023,816

(a) Consists of cash awards made under our LTIP that are earned based on firmwide performance metrics. The awards are expected to have an eight-year performance period (i.e., 2016-2023), although our Compensation Committee retains the flexibility to determine prior to the end of 2017 if, due to unforeseen circumstances, a three-year performance period would be more appropriate for a particular award. The initial notional value of these awards will be adjusted upward or downward by an amount equal to our annual "ROE" (as calculated under the LTIP) for each year of the performance period, subject to an annual 12% cap. The adjusted notional value as of the end of the performance period based on annual "ROE" is then further adjusted based 50% on our average "ROE" and 50% on our average change in BVPS (each calculated over the entire performance period). Please see —*Compensation Discussion and Analysis—Long-Term Performance Incentive Plan* in our Proxy Statement for our 2016 Annual Meeting of Shareholders for additional details on these LTIP awards, including further detail regarding these calculations. Although no amounts are earned by or paid to our NEOs under the LTIP awards until the end of the applicable performance period, the notional values of these LTIP awards change annually based on firm performance, as described above (for example, the average increase in value in 2016 for the outstanding LTIP awards granted to each of our NEOs in years in which they were named executive officers was approximately 9.4%). See "Calculations Applicable to Mr. Cohn's LTIP Awards" in —*2016 Summary Compensation Table* above for information regarding the settlement of Mr. Cohn's LTIP awards.

(b) Consists of 2015 Year-End PSUs. See —*2016 Outstanding Equity Awards at Fiscal Year-End* and —*Potential Payments Upon Termination or Change-in-Control* below for additional information on the 2015 Year-End PSUs. See footnote (b) in —*2016 Option Exercises and Stock Vested* below for information regarding the settlement of Mr. Cohn's PSUs.

(c) Consists of 2015 Year-End RSUs (including Mr. Sherwood's 2015 Fixed Allowance RSUs). See —*2016 Non-Qualified Deferred Compensation* and —*Potential Payments Upon Termination or Change-in-Control* below for additional information on the 2015 Year-End RSUs.

(d) Amounts included represent the grant date fair value in accordance with ASC 718. Grant date fair value was determined by multiplying the aggregate number of RSUs or target number of PSUs, as applicable, by $151.65, the closing price per share of our Common Stock on the NYSE on the grant date, and, with respect to 2015 Year-End RSUs includes a liquidity discount of approximately 11% to reflect the transfer restrictions on the Common Stock underlying such RSUs.

(e) This potential maximum value is calculated based on an eight-year performance period through the end of 2023. Mr. Cohn's award was settled in January 2017 for less than this maximum amount, as described in "Calculations Applicable to Mr. Cohn's LTIP Awards" in —*2016 Summary Compensation Table* above.

2016 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth outstanding unexercised stock options held by our NEOs as of December 31, 2016, all of which were vested, as well as the 2014 and 2015 Year-End PSUs granted in January 2015 and January 2016, respectively, to Messrs. Blankfein and Harvey Schwartz. Mr. Cohn's 2014 and 2015 Year-End PSUs that were settled in early 2017 as described on page 51 are reported in —*2016 Option Exercises and Stock Vested* below. Mr. Mark Schwartz does not hold any awards reportable in this table.

NAME	OPTION AWARDS					STOCK AWARDS	
	OPTION AWARD YEAR	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) EXERCISABLE	NUMBER OF SECURITIES UNDERLYING UNEXERCISED OPTIONS (#) UNEXERCISABLE	OPTION EXERCISE PRICE ($)	OPTION EXPIRATION DATE	EQUITY INCENTIVE PLAN AWARDS: NUMBER OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED (#)[a]	EQUITY INCENTIVE PLAN AWARDS: MARKET OR PAYOUT VALUE OF UNEARNED SHARES, UNITS OR OTHER RIGHTS THAT HAVE NOT VESTED ($)[b]
Lloyd C. Blankfein	2007	322,104	—	204.16	11/24/2017	—	—
	—	—	—	—	—	90,222	21,603,658
Gary D. Cohn	2007	317,400	—	204.16	11/24/2017	—	—
Harvey M. Schwartz	—	—	—	—	—	82,442	19,740,737
Michael S. Sherwood	2007	271,416	—	204.16	11/24/2017	—	—

(a) The awards reflected in this column are the 2014 and 2015 Year-End PSUs granted in January 2015 and January 2016, respectively, to Messrs. Blankfein and Harvey Schwartz. Pursuant to SEC rules, these PSU awards are represented at the target amount of shares that may be earned. The ultimate amount of shares earned under the award (if any) will be determined based on the firm's average "ROE" over 2015-2017 (with respect to the 2014 Year-End PSUs) and 2016-2018 (with respect to the 2015 Year-End PSUs), and the amount shown does not represent the actual achievement to date under the award. Please see —*Compensation Discussion and Analysis—Overview of Compensation Elements—Annual Variable Compensation* in our Proxy Statement for our 2016 Annual Meeting of Shareholders for additional details regarding the calculation of "ROE" for this purpose.

(b) Pursuant to SEC rules, the dollar value in this column represents the amount of shares shown in the immediately prior column multiplied by $239.45, the closing price per share of Common Stock on the NYSE on December 30, 2016 (the last trading day of the year).

2016 OPTION EXERCISES AND STOCK VESTED

The following table sets forth information with respect to our NEOs regarding option exercises in 2016, as well as the value of the 2015 Year-End RSUs granted in January 2016. For Mr. Cohn, the table also includes the value of the 2014 and 2015 Year-End PSUs that were settled in early 2017 in connection with his appointment as Director of the NEC (see page 51 for more detail).

NAME	OPTION AWARDS		STOCK AWARDS	
	NUMBER OF SHARES ACQUIRED ON EXERCISE (#)	VALUE REALIZED ON EXERCISE ($)[a]	NUMBER OF SHARES ACQUIRED ON VESTING (#)[b]	VALUE REALIZED ON VESTING ($)[c]
Lloyd C. Blankfein	209,228	1,771,115	48,467	7,350,021
Gary D. Cohn	205,228	1,916,830	120,592	24,441,314
Harvey M. Schwartz	—	—	44,198	6,702,627
Michael S. Sherwood	201,224	825,018	88,396	13,405,253
Mark Schwartz	—	—	74,547	11,305,053

(a) Values were determined by multiplying the number of shares of our Common Stock underlying the options by the difference between the closing price per share of our Common Stock on the NYSE on the date of exercise and the exercise price of the options.

(b) Consists of shares of Common Stock underlying 2015 Year-End RSUs, all of which were vested upon grant. With respect to the 2015 Year-End RSUs, one-third of these shares were delivered in January 2017, and one-third are deliverable on or about each of the second and third anniversaries of the grant date. Substantially all of the shares of Common Stock underlying the 2015 Year-End RSUs that are delivered to our NEOs are subject to transfer restrictions until January 2021. Additionally, for Mr. Cohn, this column includes the shares of Common Stock underlying his 2014 and 2015 Year-End PSUs that were settled on January 23, 2017 based on a performance period ending December 31, 2016. This settlement was made in connection with Mr. Cohn's appointment as Director of the NEC (see page 51 for more detail). The final amounts payable under these PSUs were calculated based on the firm's average annual "ROE" over the applicable performance period, calculated in the same manner as for Mr. Cohn's LTIP awards (see "Calculations Applicable to Mr. Cohn's LTIP Awards" in —*Executive Compensation*—*2016 Summary Compensation Table* for more detail). For the 2014 Year-End PSUs, the initial number of PSUs granted was 38,244, and the average "ROE" over the performance period was 10.6%, resulting in a 97.3% multiplier. The final amount of PSUs earned was 37,231. For the 2015 Year-End PSUs, the initial number of PSUs granted was 44,198, and the average "ROE" over the performance period was 9.4%, resulting in an 88.6% multiplier. The final amount of PSUs earned was 39,163.

(c) With respect to 2015 Year-End RSUs, values were determined by multiplying the aggregate number of RSUs by $151.65, the closing price per share of our Common Stock on the NYSE on January 21, 2016, the grant date. In accordance with SEC rules the —*2016 Summary Compensation Table* and —*2016 Grants of Plan-Based Awards* sections above include the grant date fair value of the 2015 Year-End RSUs calculated in accordance with ASC 718. With respect to Mr. Cohn's 2014 and 2015 Year-End PSUs, values were determined by multiplying the aggregate number of PSUs earned by $232.20, the closing price per share of our Common Stock on the NYSE on January 20, 2017.

2016 PENSION BENEFITS

The following table sets forth pension benefit information as of December 31, 2016. The Goldman Sachs Employees' Pension Plan (GS Pension Plan) was frozen November 27, 2004, and none of our NEOs has accrued additional benefits thereunder since November 27, 1998 (at the latest). Mr. Sherwood has not accrued benefits under the GS U.K. Pension Plan since March 31, 2006.

NAME	PLAN NAME	NUMBER OF YEARS CREDITED SERVICE (#)[a]	PRESENT VALUE OF ACCUMULATED BENEFIT ($)[b]	PAYMENTS DURING LAST FISCAL YEAR ($)
Lloyd C. Blankfein	GS Pension Plan	3	41,674	—
Gary D. Cohn	GS Pension Plan	1	8,348	—
Harvey M. Schwartz	GS Pension Plan	1	2,843	—
Michael S. Sherwood	GS U.K. Pension Plan	17	837,730	—
Mark Schwartz	GS Pension Plan	6	87,649	—

(a) Our employees, including each NEO, were credited for service for each year employed by us while eligible to participate in our GS Pension Plan or GS U.K. Pension Plan (as applicable).

(b) Represents the present value of the entire accumulated benefit and not the annual payment an NEO would receive once his benefits commence. Prior to being frozen, our GS Pension Plan provided an annual benefit equal to between 1% and 2% of the first $75,000 of the participant's compensation for each year of credited service under our GS Pension Plan. The normal form of payment is a single life annuity for single participants and an actuarially equivalent 50% joint and survivor annuity for married participants. The present values shown in this column were determined using the following assumptions: payment of a single life annuity following retirement at normal retirement age (age 65); a 4.35% discount rate; and mortality estimates based on the RP-2014 white collar fully generational mortality table, with adjustments to reflect continued improvements in mortality based on Scale MP-2016. Our GS Pension Plan provides for early retirement benefits in some cases, and all of our participating NEOs are eligible to elect early retirement benefits.

Prior to being frozen, the GS U.K. Pension Plan provided for an annual benefit equal to 1.25% of the first £81,000 of the participant's compensation for each year of credited service. Mr. Sherwood ceased participation in April 2006. The normal form of payment is a single life annuity plus a contingent spouse's annuity equal to two-thirds of the member's pension. The present value shown in this column reflects Mr. Sherwood's accrued benefits with an annual cost of living adjustment that is applied pursuant to the terms of the GS U.K. Pension Plan and was determined using the following assumptions: payment of a joint life annuity following retirement at normal retirement age 60; a 2.55% discount rate; and mortality estimates based on the S1 Light series fully generational mortality table, with adjustments to reflect continued improvements in mortality. The GS U.K. Pension Plan provides for early retirement benefits and Mr. Sherwood will be eligible to elect early retirement benefits upon reaching age 55.

For a description of our 401(k) Plan, our tax-qualified defined contribution plan, see page 49.

2016 NON-QUALIFIED DEFERRED COMPENSATION

The following table sets forth information for each NEO, as applicable, with respect to (i) vested RSUs granted for services in prior years and for which the underlying shares of Common Stock had not yet been delivered as of the beginning of 2016 (Vested and Undelivered RSUs) and (ii) our NQDC Plan, which was closed to new participants and deferrals in December 2008.

Vested and Undelivered RSUs. The Vested and Undelivered RSUs generally were awarded for services in 2015, 2014, 2013 and 2012. RSUs generally are not transferable.

- Amounts shown as "Registrant Contributions" represent the 2015 Year-End RSUs, which were vested at grant.

- Amounts shown as "Aggregate Earnings" reflect the change in market value of the shares of Common Stock underlying Vested and Undelivered RSUs, as well as dividend equivalents earned and paid on those shares, during 2016.

- Amounts shown as "Aggregate Withdrawals/Distributions" reflect the value of shares of Common Stock underlying RSUs that were delivered, as well as dividend equivalents paid, during 2016.

NQDC Plan. Prior to December 2008 (when our NQDC Plan was frozen), each participant in our NQDC Plan was permitted to elect to defer up to $1 million of his or her year-end cash variable compensation for up to the later of (i) 10 years or (ii) six months after termination of employment. Messrs. Blankfein and Cohn are the only NEOs who participated in our NQDC Plan. Amounts deferred under our NQDC Plan are generally not forfeitable and were adjusted based on the performance of certain available "notional investments" selected by each participant. Distributions from our NQDC Plan to each of our participating NEOs will be made in lump-sum cash payments. These individuals are not subject to U.S. federal income tax on amounts that they deferred or on any "notional investment" earnings until those amounts are distributed to them, and we do not take a tax deduction on these amounts until they are distributed.

NAME	PLAN OR AWARD	EXECUTIVE CONTRIBUTIONS IN LAST FISCAL YEAR[a]	REGISTRANT CONTRIBUTIONS IN LAST FISCAL YEAR[a]	AGGREGATE EARNINGS IN LAST FISCAL YEAR[b]	AGGREGATE WITHDRAWALS/ DISTRIBUTIONS IN LAST FISCAL YEAR	AGGREGATE BALANCE AT FISCAL YEAR END[c]
Lloyd C. Blankfein	Vested and Undelivered RSUs	—	$7,350,021	$5,995,214	$11,832,825	$25,328,542
	NQDC Plan	—	—	165,352	—	1,649,722[d][e]
Gary D. Cohn	Vested and Undelivered RSUs	—	6,702,627	5,480,117	10,754,305	23,124,165
	NQDC Plan	—	—	(177,546)	—	2,868,327[e][f][g]
Harvey M. Schwartz	Vested and Undelivered RSUs	—	6,702,627	5,242,760	12,176,326	23,124,165
Michael S. Sherwood	Vested and Undelivered RSUs	—	13,405,253	10,884,334	12,370,581	40,089,677
Mark Schwartz	Vested and Undelivered RSUs	—	11,305,053	9,323,099	8,992,822	33,438,474

(a) Values were determined by multiplying the aggregate number of RSUs by $151.65, the closing price per share of our Common Stock on the NYSE on January 21, 2016, the grant date. In accordance with SEC rules, the —2016 Summary Compensation Table and —2016 Grants of Plan-Based Awards sections include the grant date fair value of the 2015 Year-End RSUs calculated in accordance with ASC 718.

(b) Aggregate earnings include changes in the market value of the shares of Common Stock underlying Vested and Undelivered RSUs during 2016. In addition, each RSU includes a dividend equivalent right, pursuant to which the holder is entitled to receive an amount equal to any ordinary cash dividends paid to the holder of a share of Common Stock approximately when those dividends are paid to shareholders. Amounts earned and paid on vested RSUs during 2016 pursuant to dividend equivalent rights also are included. The vested RSUs included in these amounts and their delivery dates are as follows (to the extent received by each NEO):

VESTED RSUS	DELIVERY
2015 Year-End RSUs	One-third delivered in January 2017; one-third deliverable on or about the second and third anniversaries of grant.
2014 Year-End RSUs	One-third delivered in each of January 2016 and January 2017; one-third deliverable on or about the third anniversary of grant. For Mr. Sherwood, 20% of his 2014 Year-End RSUs (excluding his 2014 Fixed Allowance RSUs) were 2014 Short-Term RSUs delivered in July 2015, with the remainder being delivered in approximately equal installments on the same general schedule described in the prior sentence. With respect to Mr. Sherwood's 2014 Fixed Allowance RSUs, 30% was paid in RSUs that delivered into immediately transferable shares of Common Stock in January 2015, with the remainder being delivered in approximately equal installments on the same general schedule described in the first sentence.
2013 Year-End RSUs	One-third delivered in each of January 2015, January 2016 and January 2017. For Mr. Sherwood, approximately 30% of his 2013 Year-End RSUs were delivered in July 2014, with the remainder being delivered in approximately equal installments on the same general schedule described in the prior sentence.
2012 Year-End RSUs (RSUs granted on January 17, 2013 for services in 2012)	One-third delivered in each of January 2014, January 2015 and January 2016. For Mr. Sherwood, approximately 33% of his 2012 Year-End RSUs were delivered in July 2013, with the remainder being delivered in approximately equal installments on the same general schedule described in the prior sentence.

Delivery of shares of Common Stock underlying RSUs may be accelerated in certain limited circumstances (for example, in the event that the holder of the RSU dies or leaves the firm to accept a governmental position where retention of the RSU would create a conflict of interest). See—*Potential Payments Upon Termination or Change-in-Control* for treatment of the RSUs upon termination of employment.

With respect to our NQDC Plan, NEO account balances under our NQDC Plan were adjusted to reflect gains (or losses) based on the performance of certain "notional investments" (selected by each participant from various hedge funds and mutual funds available under the plan in 2016) to the same extent as if the participant had actually invested in those funds.

(c) The Vested and Undelivered RSUs included in these amounts are 2015 Year-End RSUs, 2014 Year-End RSUs and 2013 Year-End RSUs. These stock awards were previously reported in the Summary Compensation Table (to the extent that the NEO was a named executive officer in the applicable year of grant). Values for RSUs were determined by multiplying the number of RSUs by $239.45, the closing price per share of our Common Stock on the NYSE on December 30, 2016 (the last trading day of the year).

(d) This amount also reflects a deferral of compensation of $1,000,000 previously reported as bonus in the fiscal 2005 Summary Compensation Table for Mr. Blankfein.

(e) This amount also reflects a deferral of compensation of $1,000,000 previously reported as bonus in the fiscal 2006 Summary Compensation Table for Messrs. Blankfein and Cohn.

(f) This amount also reflects a deferral of compensation of $1,000,000 previously reported as bonus in the fiscal 2007 Summary Compensation Table for Mr. Cohn.

(g) As described on page 51, Mr. Cohn's participation in the NQDC Plan was terminated by the Special Committee and this amount (less applicable fees) was paid to him shortly thereafter.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE-IN-CONTROL

Our NEOs do not have employment agreements that provide for severance or "golden parachute" payments.

Our RPCP, The Goldman Sachs Amended and Restated Stock Incentive Plan (2015) and its predecessor plans, and our retiree health care program may provide for potential payments to our NEOs in conjunction with a termination of employment. The amounts potentially payable to our NEOs under our pension plans, vested RSUs and our NQDC Plan are set forth under the —*2016 Pension Benefits* and —*2016 Non-Qualified Deferred Compensation* sections above. The terms of the outstanding PSUs and LTIP awards are not affected by a future termination of employment or change-in-control (absent circumstances constituting "cause" – e.g., any material violation of any firm policy or other conduct detrimental to our firm), except that following a change-in-control our Compensation Committee may not amend the terms of the LTIP awards with respect to an NEO without the NEO's consent.

Each of our NEOs participated in our RPCP in 2016. Under our RPCP, if a participant's employment at Goldman Sachs terminates for any reason before the end of a "contract period" (generally a one-year period as defined in the RPCP), our Compensation Committee has the discretion to determine what, if any, variable compensation will be provided to the participant for services provided in that year, subject to the formula in the RPCP. There is no severance provided under our RPCP.

Set forth below is a calculation of the potential benefits to Messrs. Blankfein and Harvey Schwartz assuming a termination of employment occurred on December 31, 2016, in accordance with SEC rules. Details regarding the terminations of Messrs. Cohn, Sherwood and Mark Schwartz are provided separately below. The narrative disclosure that follows the table provides important information and definitions regarding specific payment terms and conditions.

TERMINATION REASON	NAME	VALUE OF UNVESTED RSUS AND PSUS THAT VEST UPON TERMINATION ($)	PRESENT VALUE OF PREMIUMS FOR RETIREE HEALTH CARE PROGRAM ($) [e]	TOTAL ($)
Cause or Termination with Violation[a]	Lloyd C. Blankfein	0	0	0
	Harvey M. Schwartz	0	0	0
Termination without Violation[a], Death[b], Change-in-Control, Disability or Conflicted Employment[c] or Downsizing[d]	Lloyd C. Blankfein	0	385,159	385,159
	Harvey M. Schwartz	0	495,316	495,316

(a) Except as discussed below, upon an NEO's termination without Violation (as defined below), shares of Common Stock underlying RSUs will continue to be delivered on schedule (and transfer restrictions will continue to apply until the applicable transferability date), PSUs will continue to be eligible to be earned pursuant to their existing terms, and Options will remain exercisable for their full term, provided that, for RSUs and PSUs, the NEO does not become associated with a Covered Enterprise (as defined below). If the NEO does become associated with a Covered Enterprise, the NEO will forfeit his benefits under our retiree health care program and, for 2015 Year-End RSUs, the NEO generally would have forfeited all of these awards if the association occurred in 2016; will forfeit two-thirds of these awards if the association occurs in 2017; and will forfeit one-third of these awards if association occurs in 2018. For 2015 Year-End PSUs, the NEO generally would forfeit all of these awards if the association occurred in 2016, 2017 or 2018. For 2014 Year-End RSUs, the NEO generally would have forfeited two-thirds of these awards if the association occurred in 2016 and will forfeit one-third of these awards if the association occurs in 2017. For 2014 Year-End PSUs, the NEO generally would forfeit all of these awards if the association occurred in 2015, 2016 or 2017. For 2013 Year-End RSUs, the NEO generally would have forfeited one-third of these awards if the association occurred in 2016. This restriction may be removed upon a termination of employment that is characterized by us as "involuntary" or by "mutual agreement" if the individual executes an appropriate general waiver and release of claims and an agreement to pay any associated tax liability.

The occurrence of a Violation, including any event constituting Cause (as defined below) or the Solicitation (as defined below) of employees or clients of our firm, by an NEO prior to settlement (in the case of RSUs and PSUs) or prior to exercise (in the case of Options) will result in forfeiture of all RSUs, PSUs and Options, and in some cases may result in the NEO having to repay amounts previously received. In the event of certain Violations (for example, NEO engaging in Cause) following delivery of shares of Common Stock underlying RSUs but prior to the lapse of transfer restrictions, these shares also may be required to be returned to the firm.

RSU and PSU awards also are subject to additional risk-related clawback provisions included in the definition of Violations below. As a result of these provisions, for example, an NEO will forfeit certain of his outstanding equity-based awards and any shares of Common Stock or other amounts delivered under these awards may be recaptured, if our Compensation Committee determines that his failure to properly consider risk in 2015 (with respect to 2015 Year-End RSUs and PSUs), 2014 (with respect to 2014 Year-End RSUs and PSUs) or 2013 (with respect to 2013 Year-End RSUs) has, or reasonably could be expected to have, a material adverse impact on his business unit, our firm or the broader financial system.

For 2014 and 2015 Year-End RSUs and PSUs granted to our NEOs, if the firm is required to prepare an accounting restatement due to its material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws as described in Section 304(a) of Sarbanes-Oxley, the NEO's rights to the award will terminate and be subject to repayment to the same extent that would be required under Section 304 of Sarbanes-Oxley had the NEO been a "chief executive officer" or "chief financial officer" of the firm (regardless of whether the NEO actually held such position at the relevant time).

Notwithstanding the foregoing, pursuant to regulatory guidance, the RSUs granted to Mr. Sherwood as part of his fixed allowance are not subject to the clawback and forfeiture provisions that apply to year-end RSUs. See page 46 for more details.

(b) In the event of an NEO's death, delivery of shares of Common Stock underlying RSUs is accelerated and Options remain exercisable for their full term. Any transfer restrictions on the shares of Common Stock underlying RSUs are removed. The terms of the PSUs are not affected by the NEO's death. For information on the number of PSUs, vested RSUs and unexercised Options held by the NEOs at year-end, see —*2016 Outstanding Equity Awards at Fiscal Year-End* and —*2016 Non-Qualified Deferred Compensation* above. These amounts do not reflect, in the case of death, the payment of a death benefit under our executive life insurance plan, which provides each NEO with $4.5 million of term life insurance coverage through age 75.

(c) If a Change-in-Control (as defined below) occurs, and within 18 months thereafter we terminate an NEO's employment without Cause or if the NEO terminates his employment for Good Reason (as defined below): (i) delivery of shares of Common Stock underlying RSUs is accelerated; and (ii) Options remain exercisable for their full term. In addition, any transfer restrictions on the shares of Common Stock underlying RSUs are removed. The terms of the PSUs are not affected.

In the case of a disability, Options remain exercisable for their full term and, provided that the NEO does not become associated with a Covered Enterprise, shares of Common Stock underlying RSUs continue to deliver on schedule and PSUs continue to be eligible to be earned pursuant to their existing terms. If the NEO does become associated with a Covered Enterprise, the awards would be treated as set forth in footnote (a) above for that situation.

In the case of a termination in which an NEO resigns and accepts a position that is deemed Conflicted Employment (as defined below), the NEO will receive, at our sole discretion, (i) with respect to RSUs, either a cash payment or an accelerated delivery of, and removal of transfer restrictions on, the shares of Common Stock underlying those RSUs; and (ii) with respect to Options, one of the following: (x) a cash payment (in respect of cancellation of those Options) equal to the fair market value of the shares underlying the vested Options over the exercise price of those Options, or (y) permission for the NEO to transfer those vested Options to another party for value. Additionally, in the event of such a termination, our Compensation Committee may determine to amend the terms of any then-outstanding LTIP awards or PSUs held by the NEO.

(d) In the event of a termination due to Downsizing (as described below), shares of Common Stock underlying RSUs deliver on schedule, PSUs continue to be eligible to be earned on their existing terms and Options remain exercisable for their full term.

(e) PMDs with eight or more years of service as a PMD are eligible to receive medical and dental coverage under our retiree health care program for themselves and eligible dependents through our firm at a 75% subsidy. Messrs. Blankfein and Harvey Schwartz are eligible for this coverage. The values shown in this column and in the paragraph below reflect the present value of the cost to us of the 75% subsidy and were determined using a December 31, 2016 retirement date and the following assumptions: a 4.35% discount rate; mortality estimates based on the S1PMA_L table (Mr. Sherwood) and the RP-2014 white collar fully generational table, with adjustments to reflect continued improvements in mortality based on Scale MP-2016 (other NEOs); estimates of future increases in healthcare costs of 7.5% (initial rate for medical and pharmacy) and 2.5% (ultimate rate for medical and pharmacy), and 5.25% for dental; and assumptions for subsequent eligibility for alternative coverage, which would limit or eliminate coverage under our program (35% primary, 35% secondary and 30% no coverage). Values and assumptions shown reflect that effective January 1, 2020, the value of the benefit under our U.S. retiree health care program will not exceed the annual limits under Section 4980I of the U.S. Code.

Retirements of Messrs. Cohn, Sherwood and Mark Schwartz

Messrs. Sherwood and Mark Schwartz did not receive any payments or other benefits in connection with their respective retirements, other than the opportunity to receive medical and dental coverage under our retiree health care program for themselves and eligible dependents through our firm at a 75% subsidy. Messrs. Sherwood and Mark Schwartz each elected to receive this coverage, the present value of which as of their retirement date was $361,805 (with respect to Mr. Sherwood) and $379,475 (with respect to Mr. Mark Schwartz). These present values were calculated using the same assumptions described in footnote (e) to the table above.

As described in —*Compensation Discussion and Analysis—Determinations Regarding Mr. Gary Cohn* above, our Compensation Committee made several determinations in connection with Mr. Cohn's resignation and pending employment in the U.S. government, including amending his outstanding LTIP awards and PSUs to shorten the performance period to end on December 31, 2016 and to settle the awards on January 23, 2017. Additionally, Mr. Cohn had the same opportunity as Messrs. Sherwood and Mark Schwartz to elect to receive firm-subsidized coverage under our retiree health care program for himself and his eligible dependents, and he did so for the month of January 2017. The value of the firm subsidy for this one-month period was $5,803. Please see —*Compensation Discussion and Analysis—Determinations Regarding Mr. Gary Cohn* and —*Executive Compensation—2016 Summary Compensation Table, —2016 Pension Benefits* and —*2016 Non-Qualified Deferred Compensation* for additional details regarding arrangements in connection with Mr. Cohn's departure.

Other Terms

As PMDs, our NEOs are generally subject to a requirement of 90 days' notice of termination of employment. We may require that an NEO be inactive (i.e., on "garden leave") during the notice period (or we may waive the requirement); such a waiver was given to Messrs. Cohn, Sherwood and Mark Schwartz.

For purposes of describing our RSUs, PSUs and Options, the above-referenced terms have the following meanings:

"*Cause*" means the NEO (a) is convicted in a criminal proceeding on certain misdemeanor charges, on a felony charge or on an equivalent charge, (b) engages in employment disqualification conduct under applicable law, (c) willfully fails to perform his or her duties to Goldman Sachs, (d) violates any securities or commodities laws, rules or regulations or the rules and regulations of any relevant exchange or association of which we are a member, (e) violates any of our policies concerning hedging or pledging or confidential or proprietary information, or materially violates any other of our policies, (f) impairs, impugns, denigrates, disparages or negatively reflects upon our name, reputation or business interests or (g) engages in conduct detrimental to us.

"*Change-in-Control*" means the consummation of a business combination involving Goldman Sachs, unless immediately following the business combination either:

- At least 50% of the total voting power of the surviving entity or its parent entity, if applicable, is represented by securities of Goldman Sachs that were outstanding immediately prior to the transaction (or by shares into which the securities of Goldman Sachs are converted in the transaction); or

- At least 50% of the members of the board of directors of the surviving entity, or its parent entity, if applicable, following the transaction were, at the time of our Board's approval of the execution of the initial agreement providing for the transaction, directors of Goldman Sachs on the date of grant of the RSUs and Options (including directors whose election or nomination was approved by two-thirds of the incumbent directors).

"*Conflicted Employment*" occurs where (a) a participant resigns solely to accept employment at any U.S. federal, state or local government, any non-U.S. government, any supranational or international organization, any self-regulatory organization, or any agency or instrumentality of any such government or organization, or any other employer determined by our Compensation Committee, and as a result of such employment the participant's continued holding of our equity-based awards would result in an actual or perceived conflict of interest, or (b) a participant terminates employment and then notifies us that he/she has accepted or intends to accept employment of the nature described in clause (a).

Whether employment is terminated by reason of "Downsizing" is determined solely by us.

"*Covered Enterprise*" includes a business enterprise that (a) engages in any activity, (b) owns or controls a significant interest in or (c) is owned by, or a significant interest in which is owned or controlled by, any entity that engages in any activity, that, in any case, competes anywhere with any activity in which we are engaged (or a business enterprise that may reasonably be expected to take such actions).

"*Good Reason*" means (a) as determined by our Compensation Committee, a materially adverse change in the participant's position or nature or status of the NEO's responsibilities from those in effect immediately before the Change-in-Control or (b) Goldman Sachs requiring the NEO's principal place of employment to be located more than 75 miles from the location where the NEO is principally employed at the time of the Change-in-Control (except for required travel consistent with the NEO's business travel obligations in the ordinary course prior to the Change-in-Control).

"*Solicitation*" means any direct or indirect communication of any kind whatsoever, regardless of who initiated, inviting, advising, encouraging or requesting any person or entity, in any manner, to take or refrain from taking any action.

"*Violation*" includes any of the following:

- For awards granted after 2009, engaging in materially improper risk analysis or failing to sufficiently raise concerns about risks during the year for which the award was granted;

- Soliciting our clients or prospective clients to transact business with a Covered Enterprise, or to refrain from doing business with us or interfering with any of our client relationships;

- Failing to perform obligations under any agreement with us;

- Bringing an action that results in a determination that the terms or conditions for the exercise of Options or the settlement of RSUs and/or PSUs are invalid;

- Attempting to have a dispute under our equity compensation plan or the applicable award agreement resolved in a manner other than as provided for in our equity compensation plan or the applicable award agreement;

- Any event constituting Cause;

- Failing to certify compliance to us or otherwise failing to comply with the terms of our equity compensation plan or the applicable award agreement;

- Upon the termination of employment for any reason, receiving grants of cash, equity or other property (whether vested or unvested) from an entity to which the NEO provides services, to replace, substitute for or otherwise in respect of Options, RSUs or PSUs;

- Hiring of, or entering into a partnership or similar arrangement with, any of our employees or consultants with whom the NEO worked while employed by us or who, at any time during the year preceding the NEO's termination of employment with us, worked in the same division as the NEO or who is in a specified position at the firm (Selected Firm Personnel) by a Covered Enterprise that the NEO controls or otherwise forms or is a partner or has similar status, or that bears the NEO's name, or where the NEO will have responsibility over the Selected Firm Personnel, or hiring or identifying for potential hiring (or participating in any such activity) Selected Firm Personnel whether on behalf of the NEO, a Covered Enterprise or any other person;

- Soliciting any of our employees to resign or to accept employment with a Covered Enterprise; or

- With respect to RSUs and PSUs, our firm failing to maintain our "minimum tier 1 capital ratio" (as defined in the Federal Reserve Board regulations) for 90 consecutive business days or the Federal Reserve Board or Federal Deposit Insurance Corporation (FDIC) makes a written recommendation for the appointment of the FDIC as a receiver based on a determination that we are "in default" or "in danger of default."

Report of our Compensation Committee

Our Compensation Committee reviewed the CD&A, as prepared by management of Goldman Sachs, and discussed the CD&A with management of Goldman Sachs. Semler Brossy and the CRO also reviewed the CD&A. Based on the Committee's review and discussions, the Committee recommended to the Board that the CD&A be included in this Proxy Statement.

Compensation Committee

James Johnson, Chair
Michele Burns
William George
Ellen Kullman*
Lakshmi Mittal
Adebayo Ogunlesi (ex-officio)
Debora Spar

* Ms. Kullman joined our Compensation Committee on December 21, 2016

Item 2. An Advisory Vote to Approve Executive Compensation (Say on Pay)

Proposal Snapshot: Item 2. Say on Pay

What is being voted on. An advisory vote to approve the compensation of all of our NEOs

Board recommendation. Our Board unanimously recommends a vote FOR the resolution approving the executive compensation of our NEOs.

Our Say on Pay vote gives our shareholders the opportunity to cast an advisory vote to approve the compensation of all of our NEOs. We currently include this advisory vote on an annual basis; at this meeting our shareholders will vote on an advisory basis to determine the future frequency of our Say on Pay votes.

We encourage you to review the following sections of this Proxy Statement for further information on our key compensation practices and the effect of shareholder feedback on NEO compensation:

- "Compensation Highlights" in our Executive Summary (see page 5);
- "2016 NEO Compensation Determinations" in our CD&A (see page 33);
- "Say on Pay Feedback – Our Response Process" in our CD&A (see pages 34-35); and
- "Key Pay Practices" (see page 42).

Please note that these sections should be read in conjunction with our entire CD&A (beginning on page 33), as well as the executive compensation tables and related disclosure that follow (beginning on page 54).

2016 SAY ON PAY VOTE

As required by Section 14A of the Exchange Act, the below resolution gives shareholders the opportunity to cast an advisory vote on the compensation of our NEOs, as disclosed in this Proxy Statement, including the CD&A, the executive compensation tables and related disclosure.

Accordingly, we are asking our shareholders to vote on the following resolution:

RESOLVED, that the holders of Common Stock approve the compensation of our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the executive compensation tables and related disclosure.

As this is an advisory vote, the result will not be binding, although our Compensation Committee will consider the outcome of the vote when evaluating the effectiveness of our compensation principles and practices and in connection with its compensation determinations.

For detailed information on the vote required for this matter and the choices available for casting your vote, please see *Frequently Asked Questions*.

Item 3. An Advisory Vote on the Frequency of Say on Pay Votes

Proposal Snapshot: Item 3. Frequency of Say on Pay

What is being voted on. An advisory vote regarding the frequency of when we will conduct Say on Pay votes in the future (every year, every two years or every three years)

Board recommendation. Our Board unanimously recommends a vote for Say on Pay votes EVERY YEAR.

In addition to the Say on Pay vote described above and in accordance with SEC rules, you have an opportunity to vote on an advisory basis on the frequency of Say on Pay votes going forward – in particular, whether Say on Pay votes should be every year, every two years or every three years.

After due consideration, our Board recommends that Say on Pay votes should continue to occur annually. Our shareholders have expressed the view that an annual Say on Pay vote is an important means of engagement on executive compensation matters, and our Board respects this viewpoint.

Accordingly, we are asking our shareholders to vote on the following resolution:

RESOLVED, that the holders of Common Stock indicate, by their vote on this resolution, whether the advisory vote on executive compensation should be every year, every two years or every three years.

As this is an advisory vote, the result will not be binding, although our Compensation Committee will consider the outcome of the vote and disclose its decision as to frequency by filing a Form 8-K no later than 150 days after our Annual Meeting.

For detailed information on the vote required for this matter and the choices available for casting your vote, please see *Frequently Asked Questions*.

Non-Employee Director Compensation Program

Our non-employee director compensation program (Director Compensation Program) is designed to attract highly qualified directors who are compensated for the substantial time and effort necessary to serve as a director of a complex, global and highly-regulated financial firm.

2016 DIRECTOR COMPENSATION PROGRAM

The 2016 Director Compensation Program consists of the components listed below (unchanged from 2015).

COMPONENTS OF DIRECTOR COMPENSATION PROGRAM FOR 2016 SERVICE*	VALUE OF AWARD	FORM OF PAYMENT
Annual Grant	$500,000	2,161 vested and deferred RSUs
Annual Retainer	$75,000	325 vested and deferred RSUs or $75,000, as per election
Committee Chair Fee (if applicable)	$25,000	109 vested and deferred RSUs or $25,000, as per election

* Compensation is prorated, as applicable, according to the number of months served. In connection with Board service, our non-employee directors do not receive any incremental fees for attending Board or committee meetings, and Messrs. Blankfein and Cohn did not receive any incremental compensation.

Director Compensation Program Continues to Align with Long-Term Shareholder Interests

- **Emphasis on Equity Compensation**: The most significant portion of the Director Compensation Program, **the annual grant, is payable in RSUs**.

- **Hold-Through-Retirement Requirement**: Non-employee directors must **hold all RSUs granted to them during their entire tenure until they retire**, and shares of Common Stock underlying these RSUs are not **delivered until the third quarter of the year following the year in which a director retires** from our Board.

- **Equity Ownership Requirement**: All non-employee directors are required, within three years of becoming a director, to **own at least 5,000 shares** of Common Stock or vested RSUs at all times during their tenure.

- **Restrictions on Hedging, Pledging and Transfer**: Directors are **not permitted to hedge, pledge or transfer RSUs**. Directors **may not hedge shares of Common Stock**; none of our directors has shares of Common Stock subject to a pledge.

2016 DIRECTOR COMPENSATION PROGRAM TABLE

The table below indicates the elements and total amount of compensation determined by the Board to be awarded to each non-employee director for services performed in 2016.

	ANNUAL GRANT IN RSUS	ANNUAL RETAINER	COMMITTEE CHAIR FEE	TOTAL COMPENSATION ($)[b]
Michele Burns	✓	✓	✓	600,000
Mark Flaherty	✓	✓		575,000
William George	✓	✓	✓	600,000
James Johnson	✓	✓	✓	600,000
Ellen Kullman[a]	✓	✓		47,917
Lakshmi Mittal	✓	✓		575,000
Adebayo Ogunlesi	✓	✓	✓	600,000
Peter Oppenheimer	✓	✓	✓	600,000
Debora Spar	✓	✓		575,000
Mark Tucker	✓	✓		575,000
David Viniar	✓	✓		575,000
Mark Winkelman	✓	✓		575,000

(a) Ms. Kullman joined our Board in December 2016 and received compensation prorated for the one month during which she served as a director in 2016.

(b) Paid in the form of cash and/or RSUs granted on January 19, 2017, as described above.

RETENTION OF INDEPENDENT NON-EMPLOYEE DIRECTOR COMPENSATION CONSULTANT

In 2016, our Governance Committee reappointed Frederic W. Cook & Co., Inc. (FW Cook), a compensation consultant, to conduct an independent review of our non-employee director compensation program.

FW Cook assessed the structure of our non-employee director compensation program and its value compared to competitive market practices. FW Cook determined that the firm's compensation program remained competitive with the market and continued to align the interests of our non-employee directors with the long-term interests of our shareholders. This assessment took into account the decision to fix the annual equity award as a dollar amount rather than a share amount in 2014, as well as the program's emphasis on equity compensation and the holding requirements and other restrictions on the RSUs. The duties of our non-employee directors were also taken into consideration, including the ongoing oversight responsibilities required of our directors by the regulatory environment in which we operate. As a result of its assessment, FW Cook confirmed that it supported the continuation of our non-employee director compensation program without changes to either amount or design.

Our Governance Committee considered this review in determining to recommend to the Board that it make no changes to our non-employee director compensation program for 2016, which recommendation was accepted by the Board.

In connection with the engagement of FW Cook, our Governance Committee considered certain information regarding FW Cook's relationship with our firm, including that FW Cook provides no services to our firm other than to our Governance Committee, the fees paid by our firm to FW Cook for this analysis in the context of FW Cook's total revenues, that FW Cook has no significant business or personal relationship with any member of our Governance Committee or any executive officer and that none of the members of FW Cook's consulting team for our firm owns any shares of our Common Stock. Considering this information, our Governance Committee determined that FW Cook is independent and does not have conflicts of interest in providing services to our Governance Committee.

DIRECTOR SUMMARY COMPENSATION TABLE

The following table sets forth the 2016 compensation for our non-employee directors as determined by SEC rules, which require us to include equity awards granted during 2016 and cash compensation earned for 2016. Generally, we grant equity-based awards and pay any cash compensation to our non-employee directors for a particular year shortly after that year's end. Accordingly, this table includes RSUs granted in January 2016 for services performed in 2015 and cash paid in January 2017 for services performed in 2016 for those directors who received cash payments.

	FEES EARNED OR PAID IN CASH ($)[a]	STOCK AWARDS ($)[b]	ALL OTHER COMPENSATION ($)[c]	TOTAL ($)
Michele Burns	100,000	500,142	20,000	620,142
Mark Flaherty	75,000	500,142	20,000	595,142
William George	0	575,209	20,000	595,209
James Johnson	0	600,231	20,000	620,231
Lakshmi Mittal	0	575,209	0	575,209
Adebayo Ogunlesi	0	600,231	0	600,231
Peter Oppenheimer	0	600,231	20,000	620,231
Debora Spar	75,000	500,142	3,916	579,058
Mark Tucker	0	575,209	20,000	595,209
David Viniar[d]	75,000	500,142	20,000	595,142
Mark Winkelman	0	575,209	33,943	609,152

(a) For 2016, Ms. Burns elected to receive the annual retainer and Committee Chair fee in cash, and Messrs. Flaherty and Viniar and Dr. Spar elected to receive the annual retainer in cash.

(b) The grant date fair value of RSUs granted on January 21, 2016 for service in 2015 was calculated in accordance with ASC 718. Grant date fair value is determined based on the closing price per share of Common Stock on the NYSE on the date of grant ($151.65). These RSUs were vested upon grant and provide for delivery of the underlying shares of Common Stock on the first eligible trading day in the third quarter of the year following the year of the director's retirement from our Board.

(c) For non-employee directors these values reflect the amounts that were donated to charities by our firm to match personal donations made by non-employee directors in connection with requests by these directors as of February 27, 2017 under the Goldman Sachs employee matching gift program for 2016. We allow our directors to participate in our employee matching gift program on the same terms as our non-PMD employees, matching gifts of up to $20,000 per participating individual. For Mr. Winkelman, the amount also represents a prorated cash fee of $13,943 for the period during which he served as a member of the board of directors of our subsidiary, Goldman Sachs International, during 2016.

(d) Due to his prior employment as CFO, Mr. Viniar continued to be able to recommend not-for-profit organizations that should receive donations from GS Gives as discussed in *Compensation Matters—Compensation Discussion and Analysis—GS Gives*. The amount donated to not-for-profit organizations in 2016 by GS Gives based on Mr. Viniar's recommendations was $4,025,000.

Please refer to page 78 for information pertaining to the outstanding equity awards (all of which are vested) held by each non-employee director as of February 27, 2017, including RSUs granted in January 2017 for services performed in 2016.

Audit Matters

Report of our Audit Committee

Management is responsible for the preparation, presentation and integrity of Goldman Sachs' financial statements, for its accounting and financial reporting principles and for the establishment and effectiveness of internal controls and procedures designed to ensure compliance with generally accepted accounting principles and applicable laws and regulations. The independent registered public accounting firm is responsible for performing an independent audit of Goldman Sachs' financial statements and of its internal control over financial reporting in accordance with the standards of the United States Public Company Accounting Oversight Board (PCAOB) and expressing an opinion as to the conformity of Goldman Sachs' financial statements with generally accepted accounting principles and the effectiveness of its internal control over financial reporting. The independent registered public accounting firm has free access to the Committee to discuss any matters they deem appropriate.

In performing its oversight role, the Committee has considered and discussed the audited financial statements with each of management and the independent registered public accounting firm. The Committee has also discussed with the independent registered public accounting firm the matters required to be discussed by applicable requirements of the PCAOB. The Committee has received the written disclosures from the independent registered public accounting firm in accordance with the applicable requirements of the PCAOB regarding the auditors' independence and has discussed with the registered public accounting firm its independence. The Committee, or the Committee Chair if designated by the Committee, approves in advance all audit and any non-audit services rendered by the independent registered public accounting firm to us and our consolidated subsidiaries. See —*Item 4. Ratification of Appointment of Independent Registered Public Accounting Firm*.

Based on the reports and discussions described in this Report, the Committee recommended to the Board that the audited financial statements of Goldman Sachs for 2016 be included in the 2016 Annual Report on Form 10-K.

Audit Committee

Peter Oppenheimer, Chair
Mark Flaherty
Adebayo Ogunlesi (ex-officio)
Mark Tucker
Mark Winkelman

Item 4. Ratification of Appointment of Independent Registered Public Accounting Firm

> **Proposal Snapshot — Item 4. Ratification of Appointment of Independent Registered Public Accounting Firm**
>
> **What is being voted on**. Ratification of the appointment of PwC as our independent registered public accounting firm.
>
> **Board recommendation**. Our Board unanimously recommends a vote FOR ratification of the appointment of PwC as our independent registered public accounting firm for 2017.

Our Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our financial statements. To this end, PwC generally attends each meeting of our Audit and Risk Committees and meets regularly in closed sessions with the Audit Committee.

- Our Audit Committee is responsible for the audit fee negotiations associated with the retention of PwC. Further, our Audit Committee or our Audit Committee Chair approves in advance all services rendered by PwC to us and our consolidated subsidiaries. These services include audit, audit-related services (including attestation reports, employee benefit plan audits, accounting and technical assistance, risk and control services and due diligence-related services) and tax services, subject to quarterly fee limits applicable to each project and to each category of services.

■ In order to ensure continuing auditor independence, our Audit Committee periodically considers whether there should be a regular rotation of the independent registered public accounting firm.

■ Further, in connection with the mandated rotation of our independent registered public accounting firm's lead engagement partner, our Audit Committee and our Audit Committee Chair are directly involved in the periodic selection of PwC's new lead engagement partner.

The members of our Audit Committee and our Board believe that the continued retention of PwC as our independent registered public accounting firm is in the best interests of our firm and its shareholders. In making this determination, our Audit Committee considered a variety of factors, including: whether any concerns were present with respect to PwC's independence, the candidness of PwC's views provided to the Committee, PwC's responsiveness to Committee requests and the effectiveness of PwC's various communications with the Committee.

In light of this, our Audit Committee has appointed PwC as our independent registered public accounting firm for 2017. We are submitting the appointment of our independent registered public accounting firm for shareholder ratification at our Annual Meeting as we do each year.

We are asking shareholders to ratify the appointment of PwC as our independent registered public accounting firm as a matter of good corporate practice, although we are not legally required to do so. If our shareholders do not ratify the appointment, our Audit Committee will reconsider whether to retain PwC, but still may retain them. Even if the appointment is ratified, our Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in the best interests of our firm and our shareholders.

A representative of PwC is expected to be present at our Annual Meeting, will have the opportunity to make a statement if he or she desires to do so and will be available to respond to appropriate questions from shareholders.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table provides information about fees paid by us to PwC.

	2016 ($ IN MILLIONS)	PERCENT OF 2016 SERVICES APPROVED BY AUDIT COMMITTEE	2015 ($ IN MILLIONS)	PERCENT OF 2015 SERVICES APPROVED BY AUDIT COMMITTEE
Audit fees	53.2	100%	53.4	100%
Audit-related fees[a]	8.9	100%	12.1	100%
Tax fees[b]	2.5	100%	2.3	100%
All other fees	—	—	—	—

(a) Audit-related fees include attest services not required by statute or regulation and employee benefit plan audits.

(b) The nature of the tax services is as follows: tax return preparation and compliance, tax advice relating to transactions, consultation on tax matters and other tax planning and advice. Of the $2.5 million for 2016, approximately $1.6 million was for tax return preparation and compliance services.

PwC also provides audit and tax services to certain merchant banking, asset management and similar funds managed by our subsidiaries. Fees paid to PwC by these funds for these services were $67.4 million in 2016 and $64.0 million in 2015.

For detailed information on the vote required for this matter and the choices available for casting your vote, please see *Frequently Asked Questions*.

Certain Relationships and Related Transactions

On the recommendation of our independent directors, our Board has in place both a Related Person Transactions Policy and a policy with respect to outside director involvement with financial firms (see *Corporate Governance—Item 1. Election of Directors—Our Directors*) to provide guidelines for the review of certain relationships and transactions involving our directors and executive officers.

Related Person Transactions Policy

Our Board has a written Related Person Transactions Policy regarding the review and approval of transactions between us and "related persons" (directors, executive officers, immediate family members of a director or executive officer, or known 5% shareholders).

Under this policy, transactions that exceed $120,000 in which a related person may have or may be deemed to have a direct or indirect material interest are submitted to our Governance Committee Chair, our Audit Committee Chair or the full Governance Committee for approval, as applicable. Certain transactions, including employment relationships, ordinary course brokerage, investment and other services, payment of certain regulatory filing fees and certain other ordinary course non-preferential transactions, are considered preapproved transactions, and thus do not require specific approval under the policy (although these transactions must be reported to the Governance Committee and may still be submitted for approval if deemed appropriate).

In determining whether to approve a related person transaction, the following factors, among others, are considered:

■ whether the transaction would impair the independence of an independent director;

■ whether the transaction presents a conflict of interest, taking into account the size of the transaction, the financial position of the director or executive officer, the nature of the director's or executive officer's interest in the transaction and the ongoing nature of the transaction;

■ whether the transaction is fair and reasonable to us and on substantially the same terms as would apply to comparable third parties;

■ the business reasons for the transaction;

■ any reputational issues; and

■ whether the transaction is material, taking into account the significance of the transaction to our investors.

Certain Relationships and Transactions

BROKERAGE AND BANKING SERVICES

Some of our directors and executive officers (and persons or entities affiliated with them) have brokerage and/or discretionary accounts at our broker-dealer affiliates, and, in certain cases, extensions of credit not involving more than the normal risk of collectability or presenting other unfavorable features have been and may be made to family members of directors by Goldman Sachs Bank USA in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons unrelated to our firm.

FIRM-MANAGED FUNDS AND OTHER INVESTMENTS

We have established private investment funds (Employee Funds) to permit our employees (and in certain cases, retired employees) to participate in our private equity, hedge fund and other similar activities by investing in or alongside funds and investments that we manage or sponsor for independent investors and/or for our firm. Investment decisions for the Employee Funds are made by the investment teams or committees that are fiduciaries for such funds, and no executive officers are members of such investment teams or committees. The Employee Funds generally maintain diversified investment portfolios, and these investment opportunities do not affect the incentives of our executive officers under our compensation program. Many of our employees, their spouses, related charitable foundations or entities they own or control have invested in these Employee Funds. In some cases, we have limited participation to our PMDs, including our executive officers, and in some cases participation may be limited to those eligible to invest pursuant to applicable law.

Certain of the Employee Funds provide investors with an interest in the overrides we receive for managing the funds for independent investors (overrides). Employee Funds generally do not require our current or retired PMDs and other current or retired employees to pay management fees and do not deduct overrides from fund distributions. Similarly, certain other investments may be made available to our PMDs, retired PMDs and other current employees on a fee-free or reduced fee basis.

Distributions and redemptions exceeding $120,000 from Employee Funds made to our 2016 executive officers (or persons or certain entities affiliated with them) and Mr. Viniar (with respect to investments made when he was an employee) during 2016, consisting of profits and other income and return of amounts initially invested (excluding overrides generally available only to PMDs, which are discussed below), were approximately, in the aggregate, as follows: Mr. Blankfein—$9.7 million; Mr. Cohn—$5.6 million; Mr. Harvey Schwartz—$1.3 million; Mr. Sherwood—$4.0 million; Mr. Mark Schwartz—$0.8 million; Gregory K. Palm (General Counsel)—$9.8 million; Alan M. Cohen (2016 Global Head of Compliance)—$0.3 million; John F.W. Rogers (Chief of Staff and Secretary to the Board)—$1.1 million; and Edith W. Cooper (Global Head of Human Capital Management)—$0.1 million; as well as Mr. Viniar—$4.1 million.

Distributions of overrides generally available only to PMDs (and retired PMDs) made to our 2016 executive officers (or persons or entities affiliated with them) and Mr. Viniar (with respect to investments made when he was an employee) during 2016 were approximately, in the aggregate, as follows: Mr. Blankfein—$334,000; Mr. Cohn—$202,000; Mr. Harvey Schwartz—$26,000; Mr. Mark Schwartz—$18,000; Mr. Palm—$273,000; Mr. Cohen—$22,000; Mr. Rogers—$19,000; and Ms. Cooper—$22,000, as well as Mr. Viniar—$128,000.

Subject to applicable laws, in addition, certain of our directors and executive officers may from time to time invest their personal funds in other funds or investments that we have established and that we manage or sponsor. Except as described above, these other investments are made on substantially the same terms and conditions as other similarly-situated investors in these funds or investments who are neither directors nor employees. In certain of these funds, including certain Employee Funds, our directors and executive officers own in the aggregate more than 10% of the interests in these funds.

Affiliates of Goldman Sachs generally bear overhead and administrative expenses for, and may provide certain other services free of charge to, Employee Funds.

For additional detail regarding certain redemptions made by Mr. Cohn and his wife and the firm's determination to repurchase certain Employee Fund interests from Mr. Cohn and his wife in connection with his departure, see page 52.

PARTICULAR TRANSACTIONS WITH DIRECTOR-AFFILIATED ENTITIES

We take very seriously any actual or perceived conflict of interest, and critically evaluate all potential transactions and relationships that may involve directors or director-affiliated entities.

Mr. Mittal is the Chairman and CEO of ArcelorMittal S.A. and beneficially owns (directly and indirectly) approximately 37% of the outstanding common shares of ArcelorMittal. Goldman Sachs provides ordinary course financial advisory, lending, investment banking, trading and other financial services to ArcelorMittal and its affiliates, including as described below.

Goldman Sachs currently participates in two existing credit facilities for ArcelorMittal, which were amended and renewed in December 2016. Under a $3.2 billion five-year ArcelorMittal credit facility, Goldman Sachs has agreed to lend ArcelorMittal up to approximately $96 million at an interest rate of Libor + 125 basis points. Under a $2.3 billion three-year ArcelorMittal facility, Goldman Sachs has agreed to lend ArcelorMittal up to approximately $69 million at an interest rate of Libor + 110 basis points. The $2.3 billion facility currently is partially drawn, resulting in an approximately $45 million loan from Goldman Sachs outstanding under such facility.

In 2016, Goldman Sachs also agreed to lend to a subsidiary of ArcelorMittal $109 million under a $1 billion five-year asset-backed revolving credit facility at an interest rate of Libor + 200 basis points. Goldman Sachs subsequently sold down this position to a $40 million commitment. The facility currently is partially drawn, resulting in an approximately $20 million loan from Goldman Sachs outstanding under this facility.

Each of these transactions was conducted on, and all of these services were provided on, an arm's-length basis.

5% SHAREHOLDERS

For information on transactions involving Goldman Sachs, on the one hand, and BlackRock, Inc., State Street Corporation or The Vanguard Group, on the other, see footnotes (a), (b), and (c) under *Beneficial Ownership— Beneficial Owners of More Than Five Percent*.

Beneficial Ownership

Beneficial Ownership of Directors and Executive Officers

The following table contains certain information, as of February 27, 2017, regarding beneficial ownership of Common Stock by each director and each NEO as well as by all directors, NEOs and other executive officers as a group as of such date. The table below contains information regarding ownership not only of our Common Stock, but also of vested RSUs and vested Options, where applicable.

	NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED[a][b]
Lloyd Blankfein[c]	2,668,689
Gary Cohn[c]	917,529
Harvey Schwartz[c]	348,761
Michael Sherwood[c]	503,251
Mark Schwartz[c]	1,168,913
Michele Burns	15,748
Mark Flaherty	6,714
William George	73,613
James Johnson	42,312
Ellen Kullman	209
Lakshmi Mittal	40,079
Adebayo Ogunlesi	16,407
Peter Oppenheimer	11,354
Debora Spar	16,151
Mark Tucker	14,595
David Viniar[c]	1,294,174
Mark Winkelman	96,517
All directors, NEOs and other executive officers as a group (24 persons)[d]	10,233,388

(a) For purposes of this table and the Beneficial Owners of More than Five Percent table below, "beneficial ownership" is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have "beneficial ownership" of any shares of Common Stock that such person has the right to acquire within 60 days of the date of determination. In light of the nature of vested RSUs and vested Options, we have also included in this table shares of Common Stock underlying vested RSUs and vested Options. For purposes of computing the percentage of outstanding shares of Common Stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within 60 days (as well as the shares of Common Stock underlying vested RSUs and vested Options) are deemed to be outstanding but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person.

The shares of Common Stock underlying vested RSUs and vested Options included in the table above are as follows:

	RSUS	OPTIONS
Lloyd Blankfein	46,231	322,104
Gary Cohn	0	0
Harvey Schwartz	42,214	0
Michael Sherwood	139,912	0
Mark Schwartz	117,226	0
Michele Burns	15,748	0
Mark Flaherty	5,697	0
William George	43,983	0
James Johnson	42,312	0
Ellen Kullman	209	0
Lakshmi Mittal	25,079	0
Adebayo Ogunlesi	14,407	0
Peter Oppenheimer	9,354	0
Debora Spar	16,151	0
Mark Tucker	13,595	0
David Viniar	11,056	200,000
Mark Winkelman	6,517	0
All directors, NEOs and other executive officers as a group (24 persons)	1,083,738	1,111,719

(b) Except as discussed in footnotes (c) and (d) below, all of our directors, NEOs and other executive officers have sole voting power and sole dispositive power over all shares of Common Stock beneficially owned by them. No individual director, NEO or other executive officer beneficially owned in excess of 1% of the outstanding Common Stock as of February 27, 2017. The group consisting of all directors, NEOs and other executive officers as of February 27, 2017 beneficially owned approximately 2.56% of the outstanding shares of Common Stock (2.02% not including vested RSUs and vested Options) as of such date.

(c) Excludes any shares of Common Stock subject to our Shareholders' Agreement that are owned by other parties to our Shareholders' Agreement. As of February 27, 2017, each of Mr. Blankfein and Mr. H. Schwartz was a party to our Shareholders' Agreement and a member of our Shareholders' Committee; however, each disclaims beneficial ownership of the shares of Common Stock subject to our Shareholders' Agreement, other than those specified above for each NEO individually. See *Frequently Asked Questions—How is voting affected by shareholders who participate in certain Goldman Sachs Partner Compensation plans?* for a discussion of our Shareholders' Agreement.

Includes shares of Common Stock beneficially owned by our NEOs indirectly through certain estate planning vehicles of our NEOs for which voting power and dispositive power is shared, through family trusts, the sole beneficiaries of which are immediate family members of our NEOs, and through private charitable foundations of which our NEOs are trustees, as follows: Mr. Blankfein—344,475 shares, Mr. Cohn—44,817 shares, Mr. H. Schwartz—30,000 shares, and Mr. M. Schwartz—16,390 shares; similarly, with respect to Mr. Viniar— 328,043 shares. Each NEO or Mr. Viniar, as applicable, shares voting power and dispositive power over these shares and disclaims beneficial ownership of the shares held in family trusts and private charitable foundations.

All RSUs held by Mr. Viniar were received as compensation for his service as a non-employee director. All options held by Mr. Viniar were received during his prior employment at our firm.

(d) Includes an aggregate of 205,092 shares of Common Stock beneficially owned by these individuals indirectly through certain estate planning vehicles for which voting power and dispositive power is shared, an aggregate of 610,651 shares of Common Stock beneficially owned by family trusts, the sole beneficiaries of which are immediate family members of these individuals and an aggregate of 198,541 shares of Common Stock beneficially owned by the private charitable foundations of which certain of these individuals are trustees. Each of these individuals shares voting power and dispositive power over these shares and disclaims beneficial ownership of the shares held in family trusts and private charitable foundations.

Each current executive officer is a party to our Shareholders' Agreement and disclaims beneficial ownership of the shares of Common Stock subject to our Shareholders' Agreement that are owned by other parties to our Shareholders' Agreement.

See *Compensation Matters—Compensation Discussion and Analysis—Other Compensation Policies and Practices* for a discussion of our executive stock ownership guidelines and retention requirements.

Beneficial Owners of More Than Five Percent

Based on filings made under Section 13(d) and Section 13(g) of the Exchange Act, as of February 27, 2017, the only persons known by us to be beneficial owners of more than 5% of Common Stock were as follows:

NAME AND ADDRESS OF BENEFICIAL OWNER	NUMBER OF SHARES OF COMMON STOCK BENEFICIALLY OWNED	PERCENT OF CLASS (%)
BlackRock, Inc. 55 East 52nd Street New York, New York 10022	24,381,642[a]	6.13
State Street Corporation State Street Financial Center One Lincoln Street Boston, Massachusetts 02111	22,251,881[b]	5.59
The Vanguard Group 100 Vanguard Blvd. Malvern, PA 19355	22,767,215[c]	5.72

(a) This information has been derived from the Schedule 13G filed with the SEC on February 5, 2013, Amendment No. 1 to such filing filed with the SEC on February 4, 2014, Amendment No. 2 to such filing filed with the SEC on February 9, 2015, Amendment No. 3 to such filing filed with the SEC on February 10, 2016, and Amendment No. 4 to such filing filed with the SEC on January 24, 2017, by BlackRock, Inc. and certain subsidiaries. We and our affiliates engage in ordinary course trading, brokerage, asset management or other transactions or arrangements with, and may provide ordinary course investment banking, lending or other financial services to, BlackRock, Inc. and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. Affiliates of BlackRock, Inc. are investment managers for certain investment options under our 401(k) Plan and certain GS Pension Plan assets. Blackrock's affiliates' engagement is unrelated to BlackRock's Common Stock ownership. In addition, their fees resulted from arm's-length negotiations, and we believe they are reasonable in amount and reflect market terms and conditions.

(b) This information has been derived from the Schedule 13G filed with the SEC on February 6, 2017, by State Street Corporation and certain subsidiaries. We and our affiliates provide ordinary course financial advisory, lending, investment banking and other financial services to, and engage in ordinary course trading, brokerage, asset management or other transactions or arrangements with, State Street Corporation and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. State Street Bank and Trust Company is trustee and a custodian for each of our 401(k) Plan and the GS Pension Plan. State Street Global Advisors is an investment manager for certain investment options under our 401(k) Plan and certain assets in the GS Pension Plan. State Street Bank and Trust Company's and State Street Global Advisors' engagements are unrelated to State Street's Common Stock ownership. Their fees resulted from arm's-length negotiations, and we believe they are reasonable in amount and reflect market terms and conditions.

(c) This information has been derived from the Schedule 13G filed with the SEC on February 10, 2016, and Amendment No. 1 to such filing filed with the SEC on February 13, 2017, by The Vanguard Group and certain subsidiaries. We and our affiliates engage in ordinary course trading, arrangements relating to the placement of the firm's investment funds, or other transactions or arrangements with, and may from time to time provide other ordinary course financial services to, The Vanguard Group and its affiliates, related entities and clients. These transactions are negotiated on arm's-length bases and contain customary terms and conditions. The Vanguard Group is an investment manager to mutual funds that are investment options within the following plans: our 401(k) Plan, The 401(k) Savings Plan, a U.S. tax-qualified retirement plan for employees of certain of our affiliates and The Ayco Company Employee Savings Plan, a U.S. tax-qualified retirement plan for employees of The Ayco Company, L.P., a wholly-owned subsidiary of Goldman Sachs. The selection of the Vanguard mutual funds as investment options for each plan is unrelated to Vanguard's Common Stock ownership. In the case of The 401(k) Savings Plan, a third-party investment manager who is not affiliated with GS is responsible for fund selection and selected the Vanguard mutual fund. We believe that the fees paid to The Vanguard Group through the Vanguard mutual fund are the same as the fees that are paid by the other holders of the same share class of that fund.

Additional Information

How to Contact Us

Across our shareholder base there is a wide variety of viewpoints about matters affecting our firm. We, including our Lead Director, meet and speak with our shareholders throughout the year.

OUR DIRECTORS	INVESTOR RELATIONS	BUSINESS INTEGRITY PROGRAM
Communicate with our directors, including our Lead Director, Committee Chairs or Independent Directors as a group	**Reach out to our Investor Relations team at any time**	**You may contact us or any member of our Board, in each case in a confidential or anonymous manner, through the firm's reporting hotline under our Policy on Reporting of Concerns Regarding Accounting and Other Matters**
Mail correspondence to: John F.W. Rogers Secretary to the Board Goldman Sachs 200 West Street New York, NY 10282	**Email:** gs-investor-relations@gs.com **Phone:** (+1) 212-902-0300	**Phone:** (+1) 866-520-4056 **Policy is available on our website at** www.gs.com/corpgov

Corporate Governance Materials Available on our Website

On our website (www.gs.com/shareholders) under the heading "Corporate Governance," you can find, among other things, our:

- Restated Certificate of Incorporation
- Amended and Restated By-Laws
- Corporate Governance Guidelines
- Code of Business Conduct and Ethics
- Policy Regarding Director Independence Determinations
- Charters of our Audit, Compensation, Governance, Public Responsibilities and Risk Committees
- Compensation Principles
- Statement on Policy Engagement and Political Participation
- Information about our Business Integrity Program, including our Policy on Reporting of Concerns Regarding Accounting and Other Matters
- Environmental, Social and Governance Impact Report and Environmental Policy Framework
- Report on Vesting of Equity-Based Awards Due to Voluntary Resignation to Enter Government Service
- Statement on Human Rights
- Business Principles
- Business Standards Committee Report and Business Standards Committee: Impact Report

Information on our website is not, and will not be deemed to be, a part of this Proxy Statement or incorporated into any of our other filings with the SEC.

Compensation-Related Litigation

The following description is as of March 6, 2017:

Goldman Sachs and certain of its current and former directors and senior executives were named as defendants in an action filed in 2009 in New York Supreme Court, New York County, alleging violation of Delaware statutory and common law in connection with the firm's valuation of stock options granted to certain directors and senior executives from 2005 to 2008 as compensation, alleging, among other things, that Goldman Sachs' use of a discount to reflect restrictions on the stock underlying the option awards was improper. In April 2012, the plaintiff disclosed that he lacked standing to continue to prosecute the action. An intervenor plaintiff filed an amended complaint, which the court dismissed with prejudice in November 2014. In October 2016, the appellate court affirmed this decision. The plaintiff moved for reargument or, in the alternative, for leave to appeal to New York's highest court, which the appellate court denied on February 2, 2017. On March 6, 2017, the plaintiff sought leave to appeal directly from New York's highest court. A copy of the amended complaint is available at www.gs.com/litigation/complaint2014.pdf.

In June 2015, Goldman Sachs and certain of its current and former directors were named as defendants in a purported shareholder derivative action in the Court of Chancery of the State of Delaware alleging that excessive compensation had been paid to such directors since 2012. The derivative complaint included allegations of breach of fiduciary duty and unjust enrichment, and sought, among other things, unspecified monetary damages, disgorgement of director compensation and reform of the firm's stock incentive plan. The plaintiff withdrew his complaint after selling his shares in October 2016, thus depriving him of standing. A copy of the plaintiff's complaint is available at www.gs.com/litigation/nedderivative.pdf.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee is or has been an officer or employee of Goldman Sachs. No member of our Compensation Committee is an executive officer of another entity at which one of our executive officers serves on the board of directors. For information about related person transactions involving members of our Compensation Committee, see *Certain Relationships and Related Transactions.*

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of a registered class of our equity securities to file reports of ownership of, and transactions in, our equity securities with the SEC. Our directors and executive officers are also required to furnish us with copies of all such Section 16(a) reports they file. The reports are published on our website at www.gs.com/shareholders.

Based on a review of the copies of these reports, and on written representations from our reporting persons, we believe that all such Section 16(a) filing requirements applicable to our directors and executive officers were complied with during 2016.

Incorporation by Reference

Only the following sections of this Proxy Statement shall be deemed incorporated by reference into our 2016 Annual Report on Form 10-K in response to Part III, Items 10, 11, 12, 13 and 14 thereof: Corporate Governance—Item 1. Election of Directors—Our Directors, Corporate Governance—Item 1. Election of Directors—Independence of Directors, Corporate Governance—Structure of our Board and Governance Practices—Our Board Committees—Audit; Compensation Matters—Compensation Discussion and Analysis, Compensation Matters—Executive Compensation, Compensation Matters—Report of our Compensation Committee, Compensation Matters—Non-Employee Director Compensation Program; Item 4. Ratification of Appointment of Independent Registered Public Accounting Firm; Certain Relationships and Related Transactions; Beneficial Ownership; Additional Information—Compensation Committee Interlocks and Insider Participation, Additional Information—Section 16(a) Beneficial Ownership Reporting Compliance; Frequently Asked Questions—How do I obtain more information about Goldman Sachs? and Frequently Asked Questions—How can I submit nominees (such as through proxy access) or shareholder proposals in accordance with our By-Laws?

To the extent that this Proxy Statement is incorporated by reference into any other filing by Goldman Sachs under either the U.S. Securities Act of 1933, as amended, or the Exchange Act, the sections of this Proxy Statement entitled "Report of our Compensation Committee" and "Report of our Audit Committee" (to the extent permitted by the rules of the SEC) and the court documents to which we refer under —Compensation-Related Litigation, will not be deemed incorporated into any such filing, unless specifically provided otherwise in such filing.

Other Business

As of the date hereof, there are no other matters that our Board intends to present, or has reason to believe others will present, at our Annual Meeting. If other matters come before our Annual Meeting, the persons named in the accompanying form of proxy will vote in accordance with their best judgment with respect to such matters.

Frequently Asked Questions

What are some common terms and acronyms used in this Proxy Statement?

ANNUAL MEETING	Goldman Sachs Annual Meeting of Shareholders to be held on April 28, 2017
BVPS	Book Value Per Common Share
BY-LAWS	Amended and Restated By-Laws
CD&A	Compensation Discussion and Analysis
COMMON STOCK	Common stock of The Goldman Sachs Group, Inc.
COMPENSATION RATIO	Ratio of firmwide compensation and benefits expense to net revenues
CRO	Chief Risk Officer
EPS	Diluted Earnings Per Common Share
EUROPEAN PEERS	Barclays PLC, Credit Suisse Group AG, Deutsche Bank AG and UBS Group AG
EXCHANGE ACT	U.S. Securities Exchange Act of 1934, as amended
FICC	Fixed Income, Currency and Commodities
GOLDMAN SACHS, OUR FIRM, WE, US, GS AND OUR	The Goldman Sachs Group, Inc., a Delaware corporation, and its consolidated subsidiaries
GOVERNANCE COMMITTEE	Corporate Governance and Nominating Committee
GS GIVES	Goldman Sachs Gives
LTIP	Long-Term Performance Incentive Plan
NEO	Named Executive Officer. For 2016, our NEOs are: Lloyd Blankfein, Gary Cohn, Harvey Schwartz, Michael Sherwood and Mark Schwartz. Positions listed herein are as of December 31, 2016. Messrs. Cohn, Sherwood and Mark Schwartz retired from the firm as of that date. Effective January 1, 2017, Mr. Harvey Schwartz was named President and Co-COO; he remains CFO through April 2017, after which time he will assume the full responsibilities of his new role.
NYSE	New York Stock Exchange
PMD	Participating Managing Director
PROXY STATEMENT	Goldman Sachs Proxy Statement filed with the SEC in connection with the 2017 Annual Meeting
PSU	Performance-based RSU
PWC	PricewaterhouseCoopers LLP
ROE	Return on Average Common Shareholders' Equity (for information regarding the use of the term "ROE" in connection with certain compensation-related calculations, see page 57)
RSU	Restricted stock unit
SARBANES-OXLEY CLAWBACK	Clawback for restatement of financials due to misconduct (for more detail, see page 48)
SEC	U.S. Securities and Exchange Commission
SENIOR EXECUTIVES	The individuals serving as Chief Executive Officer (CEO), Chief Operating Officer (COO), Chief Financial Officer (CFO) or Vice Chairman of our firm
U.S. PEERS	Bank of America Corporation (BAC), Citigroup Inc. (C), JPMorgan Chase & Co. (JPM) and Morgan Stanley (MS)

When and where is our Annual Meeting?

We will hold our Annual Meeting on Friday, April 28, 2017, at 8:30 a.m., local time, at our offices at 30 Hudson Street, Jersey City, New Jersey 07302.

Will our Annual Meeting be webcast?

Our Annual Meeting will also be available through a live, audio-only webcast. Information about the webcast can be found on our website at www.gs.com/proxymaterials.

What is included in our proxy materials?

Our proxy materials, which are available on our website at www.gs.com/proxymaterials, include:

- Our Notice of 2017 Annual Meeting of Shareholders;
- Our Proxy Statement; and
- Our 2016 Annual Report to Shareholders

If you received printed versions of these materials by mail (rather than through electronic delivery), these materials also included a proxy card or voting instruction form.

How are we distributing our proxy materials?

To expedite delivery, reduce our costs and decrease the environmental impact of our proxy materials, we used "Notice and Access" in accordance with an SEC rule that permits us to provide proxy materials to our shareholders over the Internet. By March 17, 2017, we sent a Notice of Internet Availability of Proxy Materials to certain of our shareholders containing instructions on how to access our proxy materials online. If you received a Notice, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the proxy materials. The Notice also instructs you on how you may submit your proxy via the Internet. If you received a Notice and would like to receive a copy of our proxy materials, follow the instructions contained in the Notice to request a copy electronically or in paper form on a one-time or ongoing basis. Shareholders who do not receive the Notice will continue to receive either a paper or electronic copy of our Proxy Statement and 2016 Annual Report to Shareholders, which will be sent on or about March 21, 2017.

Who can vote at our Annual Meeting?

You can vote your shares of Common Stock at our Annual Meeting if you were a shareholder at the close of business on February 27, 2017, the record date for our Annual Meeting.

As of February 27, 2017, there were 397,790,439 shares of Common Stock outstanding, each of which entitles the holder to one vote for each matter to be voted on at our Annual Meeting.

What is the difference between holding shares as a shareholder of record and as a beneficial owner of shares held in street name?

Shareholder of Record. If your shares of Common Stock are registered directly in your name with our transfer agent, Computershare, you are considered a "shareholder of record" of those shares. You may contact our transfer agent at:

Computershare
P.O. Box 30170
College Station, TX 77842-3170
U.S. and Canada: 1-800-419-2595
International: 1-201-680-6541
www.computershare.com

Beneficial Owner of Shares Held in Street Name.
If your shares are held in an account at a bank, brokerage firm, broker-dealer or other similar organization, then you are a beneficial owner of shares held in street name. In that case, you will have received these proxy materials from the bank, brokerage firm, broker-dealer or other similar organization holding your account and, as a beneficial owner, you have the right to direct your bank, brokerage firm or similar organization as to how to vote the shares held in your account.

Can I attend our Annual Meeting?

Shareholders as of the record date and/or their authorized representatives are permitted to attend our Annual Meeting in person by following the procedures in our Proxy Statement.

What do I need to bring to attend the Annual Meeting?

Photo Identification. Anyone wishing to gain admission to our Annual Meeting must provide a form of government-issued photo identification, such as a driver's license or passport.

Proof of Ownership

- **Shareholders of Record**: No additional document regarding proof of ownership is required.

- **Beneficial Owner of Shares Held in Street Name**: You or your representative must bring an account statement, voting instruction form or legal proxy as proof of your ownership of shares as of the close of business on February 27, 2017.

Additional Documentation for an Authorized Representative. Any shareholder representative (for example, of an entity that is a shareholder) must also present satisfactory documentation evidencing his or her authority with respect to the shares.

We reserve the right to limit the number of representatives for any shareholder who may attend the meeting.

Failure to follow these procedures may delay your entry into or prevent you from being admitted to our Annual Meeting. Please contact Beverly O'Toole at 1-212-357-1584 or Beverly.OToole@gs.com at least five business days in advance of our Annual Meeting if you would like to confirm you have proper documentation or if you have other questions about attending our Annual Meeting.

How do I vote?

To be valid, your vote by Internet, telephone or mail must be received by the deadline specified on the proxy card or voting information form, as applicable

	IF YOU ARE A SHAREHOLDER OF RECORD	**IF YOU ARE A BENEFICIAL OWNER OF SHARES HELD IN STREET NAME**
By Internet* (24 hours a day)	www.proxyvote.com	www.proxyvote.com
By Telephone* (24 hours a day)	1-800-690-6903	1-800-454-8683
By Mail	Return a properly executed and dated proxy card in the pre-paid envelope we have provided	Return a properly executed and dated voting instruction form by mail, depending upon the method(s) your bank, brokerage firm, broker-dealer or other similar organization makes available
In Person at our Annual Meeting	Instructions on attending our Annual Meeting in person can be found above	To do so, you will need to bring a valid "legal proxy." You can obtain a legal proxy by contacting your account representative at the bank, brokerage firm, broker-dealer or other similar organization through which you hold your shares. Additional instructions on attending our Annual Meeting in person can be found above

* Internet and telephone voting procedures are designed to authenticate shareholders' identities, allow shareholders to give their voting instructions and confirm that shareholders' instructions have been recorded properly. We have been advised that the Internet and telephone voting procedures that have been made available to you are consistent with applicable legal requirements. Shareholders voting by Internet or telephone should understand that, while we and Broadridge Financial Solutions, Inc. (Broadridge) do not charge any fees for voting by Internet or telephone, there may still be costs, such as usage charges from Internet access providers and telephone companies, for which you are responsible.

Can I change my vote after I have voted?

You can revoke your proxy at any time before it is voted at our Annual Meeting, subject to the voting deadlines that are described on the proxy card or voting instruction form, as applicable.

You can revoke your vote:

- By voting again by Internet or by telephone (only your last Internet or telephone proxy submitted prior to the meeting will be counted);

- By signing and returning a new proxy card with a later date;

- By obtaining a "legal proxy" from your account representative at the bank, brokerage firm, broker-

dealer or other similar organization through which you hold shares; or

- By attending our Annual Meeting and voting in person.

You may also revoke your proxy by giving written notice of revocation to John F.W. Rogers, Secretary to the Board of Directors, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282, which must be received no later than 5:00 p.m., Eastern Time, on April 27, 2017.

If your shares are held in street name, we also recommend that you contact your broker, bank or other nominee for instructions on how to change or revoke your vote.

Can I confirm that my vote was cast in accordance with my instructions?

Shareholder of Record. Our shareholders have the opportunity to confirm that their vote was cast in accordance with their instructions. Vote confirmation is consistent with our commitment to sound corporate governance practices and a key means to increase transparency. Vote confirmation is available 24 hours after your vote is received beginning on April 13, 2017, with the final vote tabulation available through June 28, 2017. You may confirm your vote whether it was cast by proxy card, electronically or telephonically. To obtain vote confirmation, log onto www.proxyvote.com using the control number we have provided to you and receive confirmation on how your vote was cast.

Beneficial Owner of Shares Held in Street Name. If your shares are held in an account at a bank, brokerage firm, broker-dealer or other similar organization, the ability to confirm your vote may be affected by the rules of your bank, brokerage firm, broker-dealer or other similar organization and the confirmation will not confirm whether your bank or broker allocated the correct number of shares to you.

How can I obtain an additional proxy card?

Shareholders of record can contact our Investor Relations team at The Goldman Sachs Group, Inc., 200 West Street, 29th Floor, New York, New York 10282, Attn: Investor Relations, telephone: 1-212-902-0300, email: gs-investor-relations@gs.com.

If you hold your shares of Common Stock in street name, contact your account representative at the bank, brokerage firm, broker-dealer or other similar organization through which you hold your shares.

How will my shares be voted if I do not vote in person at the Annual Meeting?

The proxy holders (that is, the persons named as proxies on the proxy card) will vote your shares of Common Stock in accordance with your instructions at the Annual Meeting (including any adjournments or postponements thereof).

How will my shares be voted if I do not give specific voting instructions?

Shareholders of Record. If you indicate that you wish to vote as recommended by our Board or if you sign, date and return a proxy card but do not give specific voting instructions, then the proxy holders will vote your shares in the manner recommended by our Board on all matters presented in this Proxy Statement, and the proxy holders may determine in their discretion regarding any other matters properly presented for a vote at our Annual Meeting. Although our Board does not anticipate that any of the director nominees will be unable to stand for election as a director nominee at our Annual Meeting, if this occurs, proxies will be voted in favor of such other person or persons as may be recommended by our Governance Committee and designated by our Board.

Beneficial Owners of Shares Held in Street Name. If your bank, brokerage firm, broker-dealer or other similar organization does not receive specific voting instructions from you, how your shares may be voted will depend on the type of proposal.

- **Ratification of Independent Registered Public Accounting Firm**. For the ratification of the appointment of independent registered public accounting firm, NYSE rules provide that brokers (other than brokers that are affiliated with Goldman Sachs) that have not received voting instructions from their customers 10 days before the meeting date may vote their customers' shares in the brokers' discretion on the ratification of independent registered public accounting firm. This is known as broker-discretionary voting.

  » If your broker is Goldman, Sachs & Co. or another affiliate of ours, NYSE policy specifies that, in the absence of your specific voting instructions, your shares of Common Stock may only be voted in the same proportion as other shares are voted with respect to the proposal.

  » For shares of Common Stock held in retail accounts at Goldman, Sachs & Co. for which specific voting instructions are not received, we will vote such shares in proportion to the voted shares of Common Stock in retail accounts at Goldman, Sachs & Co.

- **All other matters**. All other proposals are "non-discretionary matters" under NYSE rules, which means your bank, brokerage firm, broker-dealer or other similar organization may not vote your shares without voting instructions from you. Therefore, you must give your broker instructions in order for your vote to be counted.

Participants in our 401(k) Plan. If you sign and return the voting instruction form but otherwise leave it blank or if you do not otherwise provide voting instructions to the 401(k) Plan trustee by mail, Internet or telephone, your shares will be voted in the same proportion as the shares held under the 401(k) Plan for which instructions are received, unless otherwise required by law.

What is the quorum requirement for our Annual Meeting?

A quorum is required to transact business at our Annual Meeting. The holders of a majority of the outstanding shares of Common Stock as of February 27, 2017, present in person or represented by proxy and entitled to vote, will constitute a quorum. Abstentions and broker non-votes are treated as present for quorum purposes.

What is a Broker Non-Vote?

A "broker non-vote" occurs when your broker submits a proxy for the meeting with respect to the ratification of the appointment of independent registered public accounting firm but does not vote on non-discretionary matters because you did not provide voting instructions on these matters.

If I abstain, what happens to my vote?

If you choose to abstain in voting on the Election of Directors, your abstention will have no effect, as the required vote is calculated through the following calculation: votes FOR divided by the sum of votes FOR plus votes AGAINST.

If you choose to abstain in voting on any other matter at our Annual Meeting, your abstention will be counted as a vote AGAINST the proposal, as the required vote is calculated through the following calculation: votes FOR divided by the sum of votes FOR plus votes AGAINST plus votes ABSTAINING.

What vote is required for adoption or approval of each matter to be voted on?

PROPOSAL	VOTE REQUIRED	DIRECTORS' RECOMMENDATION
Election of Directors	Majority of the votes cast FOR or AGAINST (for each director nominee)	FOR all nominees Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the election of our director nominees
Advisory Vote to Approve Executive Compensation (Say on Pay)	Majority of the shares present in person or represented by proxy	FOR the resolution approving the Executive Compensation of our NEOs Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the resolution
Advisory Vote on the Frequency of Say on Pay Votes	Majority of the shares present in person or represented by proxy	For Say on Pay votes EVERY YEAR Unless a contrary choice is specified, proxies solicited by our Board will be voted for the EVERY YEAR option
Ratification of Appointment of Independent Registered Public Accounting Firm	Majority of the shares present in person or represented by proxy	FOR the ratification of the appointment of PwC Unless a contrary choice is specified, proxies solicited by our Board will be voted FOR the ratification of the appointment

What are my choices for casting my vote on each matter to be voted on?

PROPOSAL	VOTING OPTIONS	EFFECT OF ABSTENTIONS	BROKER DISCRETIONARY VOTING ALLOWED?	EFFECT OF BROKER NON-VOTES
Election of Directors	FOR, AGAINST or ABSTAIN (for each director nominee)	No effect - not counted as a "vote cast"	No	No effect
Advisory Vote to Approve Executive Compensation (Say on Pay)	FOR, AGAINST or ABSTAIN	Treated as a vote AGAINST the proposal	No	No effect
Advisory Vote on the Frequency of Say on Pay Votes	For EVERY YEAR (1 YEAR), EVERY TWO YEARS (2 YEARS) or EVERY THREE YEARS (3 YEARS), or ABSTAIN	Treated as not expressing a frequency preference (equivalent to a vote "against" each frequency)	No	No effect
Ratification of Appointment of Independent Registered Public Accounting Firm	FOR, AGAINST or ABSTAIN	Treated as a vote AGAINST the proposal	Yes	Not applicable

Who counts the votes cast at our Annual Meeting?

Representatives of Broadridge will tabulate the votes cast at our Annual Meeting, and American Election Services, LLC will act as the independent inspector of election.

How is voting affected by shareholders who participate in certain Goldman Sachs Partner Compensation plans?

Employees of Goldman Sachs who participate in The Goldman Sachs Partner Compensation Plan or the RPCP are "covered persons" under our Shareholders' Agreement. Our Shareholders' Agreement governs, among other things, the voting of shares of Common Stock owned by each covered person directly or jointly with a spouse (but excluding shares acquired under our 401(k) Plan). Shares of Common Stock subject to our Shareholders' Agreement are called "voting shares."

Our Shareholders' Agreement requires that before any of our shareholders vote, a separate, preliminary vote is held by the persons covered by our Shareholders' Agreement. In the election of directors, all voting shares will be voted in favor of the election of the 11 director nominees receiving the highest numbers of votes cast by the covered persons in the preliminary vote. For all other matters, all voting shares will be voted in accordance with the majority of the votes cast by the covered persons in the preliminary vote.

If you are a party to our Shareholders' Agreement, you previously gave an irrevocable proxy to our Shareholders' Committee to vote your voting shares at our Annual Meeting in accordance with the preliminary vote, and to vote on any other matters that may come before our Annual Meeting as the proxy holder sees fit in a manner that is not inconsistent with the preliminary vote and that does not frustrate the intent of the preliminary vote.

As of February 27, 2017, 19,463,654 shares of Common Stock were beneficially owned by the parties to the Shareholders' Agreement. Each person who is a party to our Shareholders' Agreement disclaims beneficial ownership of the shares subject to the agreement that are owned by any other party. As of February 27, 2017, 15,316,036 of the outstanding shares of Common Stock that were held by parties to our Shareholders' Agreement were subject to the voting provisions of our Shareholders' Agreement (representing approximately 3.85% of the outstanding shares entitled to vote at our Annual Meeting). The preliminary vote with respect to the voting shares will be concluded on or about April 17, 2017.

Other than this Shareholders' Agreement (which covers our Chairman and CEO, who is also a director), there are no voting agreements by or among any of our directors.

Where can I find the voting results of our Annual Meeting?

We expect to announce the preliminary voting results at our Annual Meeting. The final voting results will be reported in a Current Report on Form 8-K that will be posted on our website.

When will Goldman Sachs next hold an advisory vote on the frequency of Say on Pay votes?

An advisory vote on the frequency of Say on Pay votes is Item 3 of this Proxy Statement. After this meeting, the next advisory vote on the frequency of Say on Pay votes will be held no later than our 2023 Annual Meeting of Shareholders.

How do I obtain more information about Goldman Sachs?

A copy of our 2016 Annual Report to Shareholders accompanies this Proxy Statement. You also may obtain, free of charge, a copy of that document, our 2016 Annual Report on Form 10-K, our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, our Director Independence Policy and the charters for our Audit, Compensation, Governance, Public Responsibilities and Risk Committees by writing to: The Goldman Sachs Group, Inc., 200 West Street, 29th Floor, New York, New York 10282, Attn: Investor Relations; email: gs-investor-relations@gs.com.

These documents, as well as other information about Goldman Sachs, are also available on our website at www.gs.com/shareholders.

How do I inspect the list of shareholders of record?

A list of the shareholders of record as of February 27, 2017 will be available for inspection during ordinary business hours at our headquarters at 200 West Street, New York, New York 10282, from April 18, 2017 to April 27, 2017, as well as at our Annual Meeting.

How do I sign up for electronic delivery of proxy materials?

This Proxy Statement and our 2016 Annual Report to Shareholders are available on our website at: www.gs.com/proxymaterials. If you would like to help reduce our costs of printing and mailing future materials, you can agree to access these documents in the future over the Internet rather than receiving printed copies in the mail. For your convenience, you may find links to sign up for electronic delivery for both shareholders of record and beneficial owners who hold shares in street name at www.gs.com/electronicdelivery.

Once you sign up, you will continue to receive proxy materials electronically until you revoke this preference.

Who pays the expenses of this proxy solicitation?

Our proxy materials are being used by our Board in connection with the solicitation of proxies for our Annual Meeting. We pay the expenses of the preparation of proxy materials and the solicitation of proxies for our Annual Meeting. In addition to the solicitation of proxies by mail, certain of our directors, officers or employees may solicit telephonically, electronically or by other means of communication. Our directors, officers and employees will receive no additional compensation for any such solicitation. We have also hired Morrow Sodali LLC, 470 West Avenue, Stamford, Connecticut, to assist in the solicitation and distribution of proxies, for which they will receive a fee of $25,000, as well as reimbursement for certain out-of-pocket costs and expenses. We will reimburse brokers, including Goldman, Sachs & Co., and other similar institutions for costs incurred by them in mailing proxy materials to beneficial owners.

What is "householding"?

In accordance with a notice sent to certain street name shareholders of Common Stock who share a single address, shareholders at a single address will receive only one copy of this Proxy Statement and our 2016 Annual Report to Shareholders unless we have previously received contrary instructions. This practice, known as "householding," is designed to reduce our printing and postage costs. We currently do not "household" for shareholders of record.

If your household received a single set of proxy materials, but you would prefer to receive a separate copy of this Proxy Statement or our 2016 Annual Report to Shareholders, you may contact us at The Goldman Sachs Group, Inc., 200 West Street, 29th Floor, New York, New York 10282, Attn: Investor Relations, telephone: 1-212-902-0300, email: gs-investor-relations@gs.com, and we will deliver those documents to you promptly upon receiving the request. You may also change your householding preferences through the Broadridge Householding Election system at 1-866-540-7095.

You may request or discontinue householding in the future by contacting the broker, bank or similar institution through which you hold your shares.

How can I recommend a director candidate to our Governance Committee?

Our Governance Committee welcomes candidates recommended by shareholders and will consider these candidates in the same manner as other candidates.

Shareholders who wish to recommend director candidates for consideration by our Governance Committee may do so by submitting in writing such candidates' names to John F.W. Rogers, Secretary to the Board of Directors, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282.

How can I submit a Rule 14a-8 shareholder proposal at the 2018 Annual Meeting of Shareholders?

Shareholders who, in accordance with the SEC's Rule 14a-8, wish to present proposals for inclusion in the proxy materials to be distributed by us in connection with our 2018 Annual Meeting of Shareholders must submit their proposals to John F.W. Rogers, Secretary to the Board of Directors via email at shareholderproposals@gs.com or by mail, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282. Proposals must be received on or before Friday, November 17, 2017. As the rules of the SEC make clear, however, simply submitting a proposal does not guarantee its inclusion.

How can I submit nominees (such as through proxy access) or shareholder proposals in accordance with our By-laws?

Shareholders who wish to submit a "proxy access" nomination for inclusion in our proxy statement in connection with our 2018 Annual Meeting of Shareholders may do so by submitting in writing a Nomination Notice, in compliance with the procedures and along with the other information required by our By-laws to John F.W. Rogers, Secretary to the Board of Directors, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282 no earlier than October 18, 2017 and no later than November 17, 2017.

In accordance with our By-laws, for other matters (including director nominees not proposed pursuant to proxy access) not included in our proxy materials to be properly brought before the 2018 Annual Meeting of Shareholders, a shareholder's notice of the matter that the shareholder wishes to present must be delivered to John F.W. Rogers, Secretary to the Board of Directors, in compliance with the procedures and along with the other information required by our By-laws, at The Goldman Sachs Group, Inc., 200 West Street, New York, New York 10282, not less than 90 nor more than 120 days prior to the first anniversary of the 2017 Annual Meeting. As a result, any notice given by or on behalf of a shareholder pursuant to these provisions of our By-laws (and not pursuant to the SEC's Rule 14a-8) must be received no earlier than December 29, 2017 and no later than January 28, 2018.

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Annex A: Additional Details on Director Independence

Set forth below is detailed information regarding certain categories of transactions reviewed and considered by our Governance Committee and our Board in making independence determinations, which our Board has determined are immaterial under our Director Independence Policy.

CATEGORY (Revenues, payments or donations by our firm must not exceed the greater of $1 million or 2% of the entity's consolidated gross revenues (CGR))	POSITION DURING 2016	DIRECTOR	PERCENT OF 2016 CGR
Ordinary Course Business Transactions (last 3 years) *Between Goldman Sachs and an entity with which a director or his or her immediate family member is or was affiliated as specified*	Executive Officer (for-profit entity)	■ George (a family member; retired 2016) ■ Mittal and his family member(s) ■ Ogunlesi ■ Tucker	Aggregate 2016 revenues to us from, or payments by us to, any such entity, if any, in each case did not exceed 0.03% of such other entity's 2016 consolidated gross revenues.
	Employee (for profit entity)	None	N/A
	Officer/Employee (not-for-profit entity)	■ George and his family member(s) ■ Spar	Aggregate 2016 revenues to us from, or payments by us to, any such entity, if any, in each case either did not exceed $220,000 or did not exceed 0.20% of such other entity's 2016 consolidated gross revenues.
Charitable Donations (during 2016) *Made in the ordinary course by Goldman Sachs (including our matching gift program), The Goldman Sachs Foundation or the donor advised funds under GS Gives program*	Officer/Employee/ Trustee/Board Member (not-for-profit entity)	All independent directors (other than Mr. Tucker) and certain of their family members	Aggregate 2016 donations by us to such organization, if any, in each case either did not exceed $200,000 or did not exceed 0.80% of the other organization's 2016 consolidated gross revenues.
Client Relationships (last 3 years) *Director or his or her immediate family member is a client on substantially the same terms as other similarly-situated clients (for example, brokerage accounts and investment in funds managed or sponsored by us in those accounts)*	N/A	■ Burns and her family member(s) ■ George and his family member(s) ■ Kullman and her family member(s) ■ Mittal and his family member(s) ■ Ogunlesi and his family member(s) ■ Oppenheimer and his family member(s) ■ Spar and her family member(s) ■ Tucker ■ Winkelman and his family member(s)	Aggregate 2016 revenues to us from each of these accounts did not exceed 0.01% of our 2016 consolidated gross revenues.

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Directions to our 2017 Annual Meeting of Shareholders

The Goldman Sachs Group, Inc.

30 Hudson Street, 6th Floor
Jersey City, NJ 07302

PUBLIC TRANSPORTATION

30 Hudson Street is walking distance from the NY Waterway ferry and PATH train.

- Ferry: The NY Waterway ferry to **Paulus Hook Pier** is available from Pier 11 / Wall Street, the World Financial Center and Midtown / West 39th Street
- PATH: The PATH train to **Exchange Place** is available from World Trade Center, Newark-Penn Station and Hoboken

DRIVING DIRECTIONS

From Points North, South and West:

- I-95 (New Jersey Turnpike) to Exit 14 A-C toward I-78
- I-78 (NJ Turnpike Newark Bay Extension) east through toll barrier to Exit 14C
- Exit toward Jersey City/Columbus Drive
- Make slight right on Christopher Columbus Drive
- Turn right on Brunswick Street, 3 blocks to Montgomery Street
- Turn left onto Montgomery Street, 10 blocks to Hudson Street
- Turn right onto Hudson Street, 5 blocks to 30 Hudson

From Points East:

- Take Holland Tunnel to New Jersey
- Turn left at 2nd signal onto Manila Avenue/Grove Street
- South on Manila Avenue/Grove Street to Montgomery Street
- Turn left onto Montgomery Street, 5 blocks to Hudson Street
- Turn right onto Hudson Street, 5 blocks to 30 Hudson

Parking is available at 55 Hudson Street

